FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 22 January 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              --------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    --------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                   ----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes            No  |X|
                               -------     -----


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                                   12g3-2(b):

                                 Not applicable.


Enclosures:

Proposed Acquisition of Travelbag Holdings Limited         21 January 2003

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.


If you have sold or otherwise transferred all your Ordinary Shares please forward this document, together with any accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.


A copy of this document, which comprises listing particulars relating to ebookers prepared in accordance with the Listing Rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration, in accordance with section 83 of that Act.


Evolution Beeson Gregory Limited, which is authorised by the Financial Services Authority, is acting exclusively for ebookers and no-one else in relation to the matters described in this document and will not be responsible to any other person for providing the protections afforded to customers of Evolution Beeson Gregory or for advising any such person on the contents of this document or any matter referred to herein.

--------------------------------------------------------------------------------

                                  ebookers plc

      (Incorporated in England and Wales under the Companies Act 1985 with registered no. 3818962)



               Proposed Acquisition of Travelbag Holdings Limited

        Placing of 11,800,658 new Ordinary Shares at 345 pence per share

                    Notice of Extraordinary General Meeting

--------------------------------------------------------------------------------

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to the Official List and dealings in the New Ordinary Shares will commence on 7 February 2003. The Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and on NASDAQ.


The New Ordinary Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any state of the United States or qualify for distribution under any of the relevant securities laws of Canada, South Africa, Australia or Japan nor has any prospectus in relation to the New Ordinary Shares been lodged with or registered by the Australian Securities and Investments Commission. Accordingly the New Ordinary Shares have not been and will not be, directly or indirectly, offered, sold, taken up, delivered or transferred in or into the United States, Canada, South Africa, Australia, Japan or any other jurisdiction where it would be unlawful to do so. Overseas Shareholders and any person (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward this document to a jurisdiction outside the United Kingdom should seek appropriate advice before taking any action.

The New Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Notice of an Extraordinary General Meeting of ebookers to be held at 9.00 am on 6 February 2003 at the offices of Linklaters, One Silk Street, London EC2Y 8HQ is set out at the end of this document. The Form of Proxy for use at the meeting accompanies this document and, to be valid, should be completed, signed and returned in accordance with the instructions printed on it to Lloyds TSB, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible and, in any event, so as to arrive by no later than 9.00 am on 4 February 2003. Completion and return of the Form of Proxy will not prevent a Shareholder from attending and voting in person at the Extraordinary General Meeting.

                                    CONTENTS

                                                                                               Page

Definitions                                                                                       3

Directors, Secretary and Advisers                                                                 6

PART I        Letter from the Chairman and Chief Executive Officer of ebookers                    7

PART II       Financial Results of ebookers for the third quarter ended 30 September 2002        14

PART III      Interim Results of ebookers for the six months ended 30 June 2002                  21

PART IV       Financial Information on ebookers for the three years ended 31 December 2001       28

PART V        Accountants' Report on Travelbag Holdings Limited                                  58

PART VI       Additional Information                                                             85

Notice of Extraordinary General Meeting                                                         112


                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

                                                                                               2003

Announcement of the Acquisition and Placing                                              21 January

Latest time and date for receipt of Forms of Proxy                               9.00 am 4 February

Extraordinary General Meeting                                                 9.00 am on 6 February

Completion of Acquisition and Placing                                                    7 February

Expected date of Admission and commencement of dealings in the New Ordinary Shares       7 February

Expected date for despatch of definitive share certificates                          By 14 February


                               PLACING STATISTICS


Number of New Ordinary Shares(1)                                                         12,318,839

Number of Ordinary Shares in issue immediately following the Acquisition and Placing(1)  62,390,407

Total number of Placing Shares                                                           11,800,658

Placing Price                                                                             345 pence

Placing Shares as a percentage of the current issued share capital of ebookers                  24%

Note:

(1) This calculation assumes that the price per Consideration Share is the Placing Price.


                              CONSIDERATION SHARES


Number of Consideration Shares being retained by the Vendors(1)                             518,181

Shares retained by the Vendors as a percentage of the enlarged issued share capital            0.8%

Note:

(1) This calculation assumes that the price per Consideration Share is the Placing Price.

                                  DEFINITIONS


The following definitions apply throughout this document, and in the accompanying Form of Proxy, unless the context otherwise requires:

"Acquisition"                         the proposed acquisition of Travelbag
                                      pursuant to the Acquisition Agreement

"the Act" or                          the Companies Act 1985 (as amended)
"the Companies Act"

"Acquisition Agreement"               the agreement dated 21 January 2003
                                      entered into by ebookers, the Vendors and certain other persons, details of which are set out in paragraph 11 of Part VI of this document

"Admission"                           the admission of the New Ordinary Shares
                                      to the Official List by the UK Listing
                                      Authority, and to trading on the London
                                      Stock Exchange market for listed
                                      securities becoming effective in
                                      accordance with the Listing Rules and the Admission and Disclosure Standards

"Bank Loan"                           an aggregate of (L)25,000,000 in loans to
                                      be issued by Barclays to ebookers
                                      pursuant to the Facility Agreement

"Barclays"                            Barclays Bank PLC

"Board" or "Directors"                the board of directors of the Company

"BTW" Bridge The World Travel Services Limited, a wholly owned subsidiary of Travelbag

"certificated" or                     not in uncertificated form
"in certificated form"

"Company" or "ebookers"               ebookers plc

"Completion"                          the completion of the Acquisition

"Consideration Shares"                such number of Ordinary Shares to be
                                      issued to the Vendors pursuant to the
                                      Acquisition Agreement as to give a value of (L)1,787,726 million based upon the average mid market value of ebookers
                                      Ordinary Shares as derived from the Daily
                                      Official List for the 5 business days
                                      preceding Completion

"CREST" the relevant System (as defined in the Regulations) in respect of which CRESTCo Limited is the operator (as such is defined in the Regulations) in accordance with which listed securities may be held and transferred in uncertificated form

"CRESTCo"                             CRESTCo Limited, the operator of CREST

"Directors"                           the Directors of ebookers at the date of
                                      this document whose names are set out on page 6 of this document

"Dollars", "$" or "US$"               the legal currency of the United States
                                      of America

"ebookers Share Option Schemes"       means those share option schemes
                                      described in Part VI of the document

"Enlarged Group"                      the Group, as enlarged by the Acquisition

"Evolution Beeson Gregory"            Evolution Beeson Gregory Limited
 or "EVBG"

"Extraordinary General                the Extraordinary General Meeting of the
 Meeting" or "EGM"                    Company convened for 6 February 2003,
                                      including any adjournment thereof, notice of which is set out at the end of this document

"Facility Agreement"                  the agreement dated 21 January 2003 made
                                      between (1) Barclays and (2) ebookers,
                                      whereby Barclays has conditionally agreed to advance an aggregate of (L)25,000,000 in term and revolving loan facilities and a (L)10,000,000 guarantee facility to be used to finance a portion of the Acquisition and for the working capital needs of the Enlarged Group

"Form of Proxy"                       the proxy form sent to Shareholders with
                                      this document for use by Shareholders in connection with the Extraordinary General
                                      Meeting

"FSA"                                 the Financial Services Authority

"FSMA"                                the Financial Services and Markets Act
                                      2000

"Group" or "ebookers Group"           ebookers and its subsidiaries and
                                      subsidiary undertakings

"Indian BPO"                          the business process outsourcing facility
                                      based in New Delhi, India

"Listing Rules"                       the Listing Rules of the UK Listing
                                      Authority made in accordance with section
                                      74 of the FSMA

"London Stock Exchange"               the London Stock Exchange plc

"NASDAQ"                              the National Association of Securities
                                      Dealers Automated Quotation System

"New Ordinary Shares"                 the Consideration Shares and the Placing
                                      Shares

"Official List"                       the Official List of the UK Listing
                                      Authority

"Ordinary Shares"                     ordinary shares of 14 pence each in the
                                      share capital of the Company

"Placees"                             means the placees procured by Evolution
                                      Beeson Gregory pursuant to the Placing
                                      Agreement

"Placing"                             the placing by Evolution Beeson Gregory
                                      of the Placing Shares at the Placing
                                      Price, as further described in this
                                      document

"Placing Agreement"                   the conditional agreement dated 21
                                      January 2003 entered into by the Company
                                      (1) and Evolution Beeson Gregory (2)
                                      relating to the Placing, further details of which are set out in paragraph 11 of
                                      Part VI of this document

"Placing Price"                       345 pence per Placing Share

"Placing Shares"                      the 11,800,658 Ordinary Shares to be
                                      placed by Evolution Beeson Gregory
                                      pursuant to the Placing Agreement

"Registrars"                          Lloyds TSB, The Causeway, Worthing, West
                                      Sussex BN99 6DA

"Regulations"                         the Uncertificated Securities Regulations
                                      2001 (SI 2001 No. 01/3755)

"Resolutions"                         the resolutions set out in the notice of
                                      Extraordinary General Meeting at the end of this document

"Securities Act"                      United States Securities Act of 1933, as
                                      amended

"Shareholders"                        holders of Ordinary Shares

"Travelbag"                           Travelbag Holdings Limited

"Travelbag Group"                     Travelbag and its subsidiaries and any
                                      subsidiary undertakings

"uncertificated" or                   Ordinary Shares recorded on the Company's
"in uncertificated form"              share register of Shareholders as being
                                      held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

"UK" or "United Kingdom"              the United Kingdom of Great Britain and
                                      Northern Ireland

"UK Listing Authority"                the FSA acting in its capacity as the
                                      competent authority under the Financial
                                      Services and Markets Act 2000

"US", "USA" or "United States"        the United States of America, its
                                      territories and possessions, any state of the United States of America and the District of Columbia

"Vendors"                             3i Group plc, David Betsworth, Russell
                                      Webber, Russell Webber as nominee for
                                      Miss Hollie Webber, Russell Webber as
                                      nominee for Master Alexander Webber, Port of Hercules Trustees Limited, Jeremy
                                      Bridge, Brian Barton, Caroline Barton,
                                      Bruce Rose and Andrew Monk

Amounts in this document expressed in pounds sterling as equivalents of amounts stated in US dollars have, unless otherwise stated, been calculated at the exchange rate on 20 January 2003, the latest practicable date prior to publication of this document: US$1.61 to (L)1.

                       DIRECTORS, SECRETARY AND ADVISERS



Directors:

Dinesh Dhamija                            (Chairman and Chief Executive Officer)
Nigel Addison Smith                       (Chief Financial Officer)
Tani Dhamija                              (Executive Director)
Peter Cochrane                            (Non-Executive Director)
Sudhir Choudhrie                          (Non-Executive Director)
John Donaldson                            (Non-Executive Director
Jeffrey Sampler                           (Non-Executive Director)


Company Secretary:

Helen O'Byrne

all of the Head Office and Registered Office:
25 Farringdon Street, London EC4A 4AB


Underwriter, Financial Adviser and Stockbroker

Evolution Beeson Gregory Limited
The Registry
Royal Mint Court
London EC3N 4LB

Solicitors to the Company

Linklaters
One Silk Street
London EC2Y 8HQ

Solicitors to Evolution Beeson Gregory

Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Auditors and Reporting Accountants

Deloitte & Touche
180 Strand
London WC2R 1BL

Registrars

Lloyds TSB
The Causeway
Worthing
West Sussex BN99 6ZL

                                     PART I

          LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OF EBOOKERS PLC (Incorporated in England and Wales with registered number 3818962)

       Registered and Head Office: 25 Farringdon Street, London EC4A 4AB

                                                                21 January 2003

To Shareholders for the purpose of voting at the EGM and, for information only, to the holders of options

Dear Shareholder

                       Proposed Acquisition of Travelbag
        Placing of 11,800,658 new Ordinary Shares at 345 pence per share
                    Notice of Extraordinary General Meeting


1.  Introduction

Your Board announced on 21 January 2003 that agreement has been reached, subject, inter alia, to Shareholders' approval, for the acquisition of Travelbag, a leading independent travel company. The total consideration is
(L)55 million, being (L)53.2 million in cash plus (L)1.8 million to be satisfied by the issue of the Consideration Shares.

The cash element of the consideration comprises initial consideration of
(L)50.2 million and deferred consideration of (L)3.0 million payable 12 months from Completion.

Evolution Beeson Gregory has fully underwritten a placing of 11,800,658 Placing Shares to raise (L)39.8 million (net of commission) with which to fund part of the cash element of the consideration.

The Acquisition, in view of its size, is conditional upon the approval of Shareholders to be sought at the EGM convened for 6 February 2003. In addition, the Acquisition is conditional, inter alia, on the Placing Agreement and the Facility Agreement (in respect of the funding of loans required for the Acquisition) becoming unconditional in all respects (other than with respect to Admission).

The purpose of this document is to provide you with details of the Acquisition and the Placing and to explain why your Directors believe that they are in the best interests of Shareholders as a whole and why they recommend that you vote in favour of the Resolutions to be proposed at the EGM, notice of which is set out at the end of this document.

2.  The current business of ebookers

ebookers is a European online travel agency headquartered in London. ebookers sells to customers in eleven European countries and has physical operations in ten. It also has a low cost Business Process Outsourcing ("BPO") facility based in New Delhi, India which was fully established in 2002 and is already delivering significant cost savings on new sales. ebookers' sales mix is approximately 70 per cent. web-enabled and 30 per cent. telephone-originated, with a very small proportion of walk-in sales. ebookers is listed on the Official List of the UK Listing Authority and NASDAQ in the United States.

ebookers specialises in selling discount fares, with savings of up to 75 per cent. on published prices, obtained through its relationships with a wide range of travel suppliers. It can offer these discounts by helping travel suppliers, such as airlines and hotels, to sell their excess capacity. These special fares, known as "merchant" fares, are generally only given to a limited number of agents in each country. ebookers has merchant supplier relationships with leading airlines, hotels as well as major car hire, insurance, holiday and cruise companies.

ebookers has undergone rapid expansion both organically and through acquisitions. It has roots in the 20 year old travel business Flightbookers, which it was spun out of in 1999, and which it acquired in November 2000, its largest acquisition before the proposed acquisition of Travelbag. These roots, along with a European acquisition strategy focused on acquiring established merchant fare specialists, have given ebookers what it believes to be one of the largest ranges of discount merchant supplier relationships in the European online travel industry. ebookers has a management team that is highly experienced in travel, with nearly 50 years collective travel experience on the Executive Board alone.

Financial information on ebookers for the three years and nine months ended 30 September 2002 is contained in Parts II, III and IV of this circular.

3.  Information on Travelbag

The business of Travelbag was founded over 20 years ago. It is a private UK company with headquarters in Alton, Hampshire. Travelbag operates three brands in Travelbag, Travelbag Adventures and BTW and is a leading UK travel agency specialising in the sale of merchant fare mid and long haul flights, hotels and other travel products, mainly to and in Australasia and the Far East. Its sales are made via the telephone, shops and the internet. Travelbag has separate websites for all three of its brands.

Over 90 per cent. of Travelbag's gross sales are merchant fares and sales to retail customers account for 95 per cent. of its business. Travelbag does not operate in the lower margin wholesale travel sector and, like ebookers, it seldom takes inventory risk. Travelbag has a UK customer base and a customer mailing list of approximately 1.4 million addresses.

4.  Background to the Acquisition

ebookers has undergone rapid expansion through both organic growth and acquisition since its incorporation in 1999. During this time it has developed expertise in acquiring predominantly "offline" travel companies (i.e. operations with mainly telephone agency sales) and transferring much of their business onto the internet using ebookers technology infrastructure and internet expertise. The Company has made 12 acquisitions to date of predominantly offline travel companies.

ebookers' Chairman and Directors have publicly stated their intention to make large-scale acquisitions of mainly offline travel companies with a target of
(L)1bn of annualised gross sales through both acquisitive and organic growth within the next two years. The Directors believe that this acquisition strategy has the potential to benefit ebookers in the following ways:

o increased scale will lead to higher margins through better buying and negotiating power with suppliers;

o cost synergies can be realised through the use of ebookers' Indian BPO. This facility has the capability of rapidly reducing processing and administrative costs of an acquired entity;

o the growth rate of the acquired business can be increased by taking it online using ebookers' technology and expertise; and

o to the extent that the acquired company has a different travel focus (in terms of destinations serviced, products sold, supplier relationships or expertise), this can be used to benefit the entire ebookers Group, enhancing the customer appeal of ebookers and assisting it in achieving its goal of offering customers one of the widest and best value product ranges on the web.

5.  Reasons and Benefits of the Acquisition

The Directors believe that the Acquisition of Travelbag satisfies all of these criteria for the following reasons:

o the combined entity will be substantially larger than ebookers is currently and should therefore be able to command increased buying and negotiating power with suppliers;

o by combining administrative operations and utilising ebookers' Indian BPO, ebookers expects to be able to deliver significant cost savings and operating synergies. The transfer of certain functions will mirror transfers of 14 disciplines that have already occurred from ebookers' existing UK operations, including software development, data entry, some telesales, email sales, accounting and customer service. ebookers' BPO currently has 350 staff. It has the capacity to expand to 750 staff, with the option for further expansion if required. Staff costs (including overheads) are significantly less in the Indian BPO than in Europe. As ebookers' BPO is already fully established the Directors believe that it will be possible to rapidly transfer appropriate Travelbag functions to this low cost operating environment.

o Travelbag has a complementary and highly attractive product and destination focus. Approximately 98 per cent. of its UK travel bookings are mid and long haul compared to 70 per cent. of ebookers' current UK bookings. The Directors believe that a mid and long haul focus is superior to short haul because it does not compete with low-cost airlines and "no frills airlines" such as easyJet and Ryanair and sales are of higher value thus making commission per transaction higher. The average transaction value of Travelbag is (L)1,450 compared to ebookers' average transaction value of (L)567. Travelbag would significantly increase ebookers' capabilities in key markets in which its position is currently relatively small. In particular, Travelbag is a market leader in the Australian and New Zealand market as well as being strong in Asia, whereas ebookers' largest market is North America. ebookers expects that there will also be significant opportunity to increase the product range of Travelbag by using ebookers' supplier relationships. For example Travelbag currently has minimal sales to Europe and the Caribbean;

o Travelbag is an established and well-known travel company with three mid and long haul leisure brands and is currently serving approximately 240,000 passengers per year. The UK online travel market is undergoing expansion as Internet usage increases representing a significant opportunity for ebookers to use its technology and expertise to rapidly increase Travelbag's online sales;

o following the Acquisition, all UK businesses will be integrated into a single operating unit under a single management team, combining major operating departments including IT, finance, ticketing, dispatch, product technology and human resources, and thereby achieving significant cost savings;

o ebookers currently expects to retain separate brands for both ebookers and Travelbag with departments divided into brand divisions where it is appropriate. This multibrand strategy will be revised and amended only if it is in the Enlarged Group's best interest to do so; and

o ebookers will review the property portfolio of the combined business and reduce overheads as appropriate.

In addition, ebookers expects to grow the online sales of the acquired brands through implementing the following measures:

o ebookers is investing considerable resources in implementing single, group-wide IT systems giving it the ability to process large volumes of multi-product automated web-based sales, combined with efficient information, financial and reporting systems. A common front-end system is already in place in nine languages, and a new web-based middle office system is being implemented in the UK and Ireland and will be extended across all Group operations. ebookers is also investing in a new back office accounting system for its European offices, which has already gone live in its UK and Irish subsidiaries;

o Travelbag has made significant developments with its websites and Internet sales and ebookers' Directors believe that there is an opportunity to advance these further using ebookers' internet technology and expertise. The technology systems of the combined group will be reviewed after the acquisition to achieve this aim. ebookers' Directors aim to transform the customer experience and transactional capability of Travelbag's websites;

o ebookers has considerable experience of growing the Internet sales of offline travel businesses and has developed sales and marketing processes, including advertising campaigns, and "online booking incentives" to encourage traditionally offline customers to transfer to using the Internet to make bookings. This is a gradual process which must be handled carefully and ebookers has expertise in this area; and

o Travelbag's brands are both recognised and respected. ebookers will seek to capitalise on these assets to obtain new online customers who have not previously made bookings with either Travelbag or ebookers.

6.  Financial Information on Travelbag

The following summary financial information relating to Travelbag for the three years and seven months ended 31 October 2002 has been extracted without material adjustment from the accountants' report prepared by Ernst & Young LLP, which is set out in full in Part V of this document.

                                                                   Seven months
                                                                          ended                  Year ended 31 March
                                                                     31 October    ------------------------------------------------
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Gross sales                                                             116,305          165,788           140,862          119,780
Turnover                                                                113,828          161,764           137,141          116,983
Gross profit                                                             17,669           23,699            20,734           18,907
Gross margin (as % of gross sales)                                        15.2%            14.3%             14.7%            15.8%
Profit on ordinary activities before taxation                               392            1,347             1,422             (900)


Travelbag has reported substantial growth in revenues since 1999 and the gross margin as a percentage of gross sales has remained high. This is due to the business's continued focus on high margin and value Australasian sales and non-air products.

A period of low fares in late 1998 and early 1999 resulted in customers bringing their travel plans forward. In consequence, volumes in the first half of the year to 31 March 2000 were lower than normal. This, combined with a lack of attention to costs control, resulted in a poor trading performance in that year.

Peter Liney, who had joined the group in late 1999, introduced a much stronger level of controls on costs and, with more normal trading conditions, the group returned to profitability in the following year.

The year ended 31 March 2002 was badly affected by the events of September 11 2001. However, despite this, there was an improving volume of sales as a result of the acquisition of BTW.

In the current year, there has been continued emphasis on improving margins. Profit on ordinary activities before taxation for the seven months ended
31 October 2002 was (L)0.4m. Traditionally, Travelbag produces most of its profit in the months January to April as this is the peak selling period for its key high value Australasian destinations, this peak period is not reflected in the seven months ended 31 October 2002 highlighted above.

Shareholders should read the whole of this document and not rely solely on the summarised information above.

7.  Financial effects of the Acquisition

The approach of ebookers' Directors is to make acquisitions that will be earnings enhancing and bring attractive financial benefits to the Group. Travelbag is a profitable entity, with post tax earnings of (L)1.3m in the year ended 31 March 2002.

8.  Board Change

It was announced on 21 January 2003 that Dr Sanjiv Talwar, the Group's Managing Director, had resigned from the Board, with immediate effect, for health reasons.

Initially, his responsibilities will be taken over by the Chief Executive, Dinesh Dhamija, and by other members of the management team, which has been strengthened over the previous 12 months by a number of appointments.

Dr Talwar has informed the Board that he intends to exercise options over
1.5 per cent. of the share capital of the Enlarged Group. He has entered into an agreement with Evolution Beeson Gregory pursuant to which it has agreed to use reasonable endeavours to place one million Ordinary Shares on his behalf at the Placing Price, conditional upon Completion. Following the sale of these shares he will hold approximately 250,000 Ordinary Shares and will hold options over 2 per cent. of the share capital of the Enlarged Group.

9.  Management and employees

Following the Acquisition, it is intended that Peter Liney, currently the Managing Director of Travelbag, will join the senior management team as UK Group Managing Director, reporting to the Board on all UK operations of the combined business. Peter Bradshaw, Travelbag's finance director, will take responsibility for the finance functions of the UK Group.

Peter Liney worked for British Airways from 1988-1999 holding various senior positions including Head of Leisure Sales for the UK and General Manager, Asia-Pacific Alliances. Peter Bradshaw's previous experience includes five years corporate finance work with Ernst & Young and Chief Financial Officer and Finance Director positions with technology start-ups and turnarounds.

It is also intended that other senior management of Travelbag will join the Enlarged Group to ensure continuity in operations and further strengthening of ebookers' travel management expertise.

10. Current Trading and Prospects

The fourth quarter of the year is the weakest seasonal quarter for ebookers and this, combined with difficult trading conditions, caused a slow down in bookings. However, throughout this period, ebookers has maintained good margins on its business which has ensured a satisfactory outturn for the year. Business to date in January indicates that trading has returned to more normal levels, despite the current world environment, in what is our busiest trading period. The Board is also pleased to note that in this period prices have continued to hold up at expected levels.

Trading in Travelbag was in line with expectations until the terrorist incident in Bali in October 2002. Business in November and December has suffered a downturn but management believes that the effect of that incident is now passing and volumes in January are beginning to improve. Management remains confident of a satisfactory outturn for the year.

Accordingly, the Directors view the future for the Enlarged Group with optimism, albeit that, in the event of an outbreak of war in the Middle East or other similar event, there will inevitably be a temporary downturn in volumes but, as both ebookers and Travelbag seldom carry inventory there is minimal balance sheet risk. Historically, such downturns have been followed by a quick return to normality for travel agents, particularly so far as European travellers are concerned.

11. The Placing

ebookers has entered into a Placing Agreement with Evolution Beeson Gregory pursuant to which, inter alia, Evolution Beeson Gregory has agreed to procure Placees for 11,800,658 Placing Shares at the Placing Price, the net proceeds of which shall be paid to the Vendors to satisfy (L)39.8 million of the consideration payable pursuant to the Acquisition Agreement. The Placing Shares will rank pari passu in all respects with the Ordinary Shares. The Placing, which has been fully underwritten by EVBG, is conditional, inter alia, upon the passing of the Resolutions; the Acquisition Agreement and the Facility Agreement (in respect of the funding of loans required for the Acquisition) remaining in full force and effect and becoming wholly unconditional on or prior to Admission; and Admission.


Any New Ordinary Shares to be issued pursuant to the Placing and Acquisition will be credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all future dividends and other distributions declared, paid or made in respect of Ordinary Shares from the date of issue. New Ordinary Shares are not being made available in whole or in part to the public and are not being offered or sold in the United States, Canada, South Africa, Australia, Japan or any other jurisdiction where it would be unlawful to do so.


Application has been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities respectively. It is expected that Admission will become effective and that dealings for normal settlement will commence on 7 February 2003.


Further information on, and details of the parties' obligations and termination rights under, the Placing Agreement are set out in paragraph 11 of
Part VI of this document.

12. Bank Loan

The Acquisition will be funded in part by revolving and term loan credit facilities in an aggregate principal amount of (L)25 million provided by Barclays Bank plc and to be made available to ebookers. These facilities are to be secured by cross-guarantees from certain companies within the Enlarged Group, supported by pledges over the shares of companies within the Enlarged Group.

Further information on the Bank Loan is set out in paragraph 11 of Part VI of this document.

13. The Acquisition

ebookers has entered into the Acquisition Agreement under which ebookers has conditionally agreed to purchase the entire issued share capital of Travelbag for an aggregate consideration of (L)53.2 million in cash and the allotment of the Consideration Shares.

The cash element of the consideration comprises (L)50.2 million of initial consideration and (L)3.0 million of deferred consideration, payable 12 months from Completion. The initial consideration will be satisfied as to (L)39.8 million from the net proceeds of the Placing, with the balance to be provided from the Bank Loan.

Each of the parties to the Acquisition Agreement who will receive Consideration Shares has agreed with ebookers that he will not for a period of six months from Completion, without the previous consent of ebookers and subject to certain exceptions, dispose or agree to dispose of any of the Consideration Shares or any interest therein (unless a general offer has been made for the issued share capital of ebookers).

The Acquisition is conditional, inter alia, on the passing of the Resolutions and the conditions in the Placing Agreement and Facility Agreement (in respect of the funding of loans required for the Acquisition); being fulfilled or waived.

Further information on the Acquisition Agreement is set out in paragraph 11 of
Part VI of this document.

14. Dividends

ebookers has a deficit on its distributable reserves and is therefore not in a position to pay dividends. When the Board considers it appropriate to do so, actions will be taken to enable the Company to make dividend payments.

15. Share Certificates and CREST

Subject to the satisfaction of the conditions to the Placing Agreement, the New Ordinary Shares to be issued pursuant to the Acquisition and the Placing will be registered in the names of the Placees validly subscribing for the Placing Shares and in the names of the Vendors receiving the Consideration Shares. The New Ordinary Shares will be in registered form and it is expected that definitive share certificates will be despatched to those Placees and Vendors who have elected to receive their New Ordinary Shares in certificated form within five business days of the commencement of dealings in the New Ordinary Shares.

The CREST accounts of those Placees and Vendors who have elected to receive their New Ordinary Shares in uncertificated form are expected to be credited as soon as practicable after Admission. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument. The Articles of Association of ebookers permit the holding and transfer of Ordinary Shares under CREST. CREST is a voluntary system and holders of New Ordinary Shares who wish to retain share certificates will be able to do so.

16. Notice of Extraordinary General Meeting

The Acquisition is conditional upon the approval of Shareholders because of its size. A notice convening the Extraordinary General Meeting to be held at
9.00 am on 6 February 2003 at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, for the purpose of considering and, if thought fit, passing the Resolutions, is set out at the end of this document. The Resolutions propose to:

(i) approve the Acquisition on the terms and subject to the conditions of, and for the consideration specified in, the Acquisition Agreement, details of which are given in paragraph 11 of Part VI of this document;

(ii) increase the authorised share capital of ebookers from (L)9,999,999.80 to (L)14,636,189.54 by the creation of 33,115,641 new ordinary shares of 14p each to rank pari passu in all respects with the existing ordinary shares of 14p each in the Company in order to effect the Placing and Acquisition. This represents an increase of approximately 46 per cent. over the current authorised share capital of ebookers. If this resolution is passed, and the Placing and Acquisition proceed, there will be 42,153,804 authorised but unissued Ordinary Shares of ebookers following the Placing and Acquisition, (representing approximately 68 per cent. of the enlarged issued share capital of ebookers), calculated on the assumption that the price per Consideration Share is the Placing Price; and

(iii) in addition to, distinct from, and without prejudice to all existing authorities conferred on Directors, generally and unconditionally authorise the Directors under section 80 of the Act to allot relevant securities up to an aggregate nominal amount of (L)996,660.10 (representing approximately 14 per cent. of the current issued share capital of ebookers) in connection with the Placing and the Acquisition, such authority to expire on the date of the annual general meeting in 2008 or on 6 February 2008, whichever is the earlier. Assuming the resolution is passed, the authority of the Directors to allot relevant securities will, when aggregated with the authority granted to the Directors under section 80 of the Act at the extraordinary general meeting of ebookers on 21 November 2001, relate to an aggregate nominal amount of (L)2,717,487.56, representing approximately 39 per cent. of the current issued share capital of ebookers. Upon Completion of the Placing and Acquisition, the maximum amount of relevant securities which the Directors will have the authority to allot will be (L)992,850.04, which represents approximately 14 per cent. (calculated on the assumption that the price per Consideration Share is the Placing Price) of the total issued share capital of ebookers as at 20 January 2003 (being the latest practicable date prior to the publication of this document). Save in respect of the issue of the New Ordinary Shares pursuant to the Placing Agreement and Acquisition Agreement and any issues of Ordinary Shares pursuant to the ebookers Share Option Schemes, the Directors have no current intention to exercise the existing or the proposed authority to allot relevant securities.

The authority to allot securities being sought at the forthcoming
Extraordinary General Meeting will be additional to and distinct from any like authority (including without limitation the authority to allot securities granted to the Directors at ebookers' extraordinary general meeting held on 21 November 2001).


The resolutions described in paragraphs (i) to (iii) will be proposed as ordinary resolutions.

If resolutions (ii) and (iii) above are not passed, then, provided that resolution (i) is passed, the Directors intend to use their existing authority under section 80 of the Act granted to them at ebookers' extraordinary general meeting on 21 November 2001 to allot the New Ordinary Shares.

17. Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete, sign and return the Form of Proxy in accordance with the instructions printed on it to Lloyds TSB, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible and, in any event, so as to arrive no later than 9.00 am on 4 February 2003. Completion and return of the Form of Proxy will not affect your right to attend and vote in person at the Extraordinary General Meeting if you so wish.

18. Further Information

Your attention is drawn to the further information set out in Parts II to VI of this document.

The financial information on ebookers published in Parts III and IV of this circular has been extracted, without material adjustment, from the results previously published and includes negotiated fare turnover presented on a gross basis. During the quarter to 30 September 2002, ebookers announced that the presentation of negotiated fare turnover was changed from a gross to net basis. Accordingly, all turnover is now recorded at the margin earned as opposed to the amount invoiced to customers. The change was undertaken because the Directors believe that this change in presentation more accurately reflects the substance of the underlying transaction. The Directors do not consider the change to be material in the context of the published financial information because it has no impact on gross margin, but Shareholders should bear the above in mind when reading Parts III and IV and when using them in any comparison of future published financial results.

Shareholders should read the whole of this document and not rely solely on the summarised information above.

19. Recommendation

The Directors consider the proposed Placing and Acquisition and the issue of the Consideration Shares to be in the best interests of ebookers and its Shareholders as a whole. The Directors have received financial advice from Evolution Beeson Gregory in relation to the Acquisition and, in giving its financial advice, Evolution Beeson Gregory has placed reliance upon the Directors' commercial assessment of the Acquisition.

Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions, as they intend to do, or procure, in respect of their own beneficial holdings which comprise a total of 26,531,274 Ordinary Shares, representing approximately 53 per cent. of ebookers' current issued share capital.

Yours sincerely,



Dinesh Dhamija

Chairman and Chief Executive Officer

                                    PART II

FINANCIAL RESULTS OF EBOOKERS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2002


The following is a copy of the full text of the unaudited third quarter results of ebookers plc, prepared under UK GAAP, for the three months ended 30 September 2002.

"Chairman's Statement

On behalf of the Board I am pleased to announce ebookers plc's financial results for the third quarter 2002. Our business is characterised by two key dynamics demonstrated in our results: high growth potential with a low cost infrastructure.

Financial review

Record gross sales growth

While the period has seen continuing weak demand in many sectors of the travel industry, ebookers has once more recorded accelerating growth. Year-on-year growth was 58 per cent. in the third quarter with record gross sales of
(L)78m. All growth within the period was organic as there were no acquisitions. This compares to 46 per cent. and 38 per cent. annual growth in the two preceding quarters.

Gross profit (turnover) was also at a record level of (L)9.2m compared to
(L)6.4m in Q3 2001. Gross profit in Q3 2001 included a one-off receipt from a trading partner of (L)0.9m. Excluding this, ebookers achieved underlying year-on-year gross profit growth of 68 per cent..

Underlying margin continued its upward trend. Gross profit as a proportion of gross sales, excluding one-off supplier payments, rose to 11.8 per cent. in this quarter up from 11.3 per cent. in Q3 last year and 9.5 per cent. in Q3 the year before. While many smaller travel agents are suffering from reducing commissions, ebookers is becoming increasingly important as a distribution platform for suppliers and has negotiated volume incentives with many key suppliers. The overall effect of these incentives is to over-compensate for any erosion in basic margin. Additionally the majority of ebookers sales are negotiated discount fares for which ebookers sets its own margins and therefore is protected from commission cutting. 80 per cent. of ebookers' gross sales resulted from negotiated ("merchant") deals in the third quarter.

A further reason for ebookers' strengthening margin is accelerating growth in higher margin non-air sales, such as hotels, car hire and package holidays. Year-on-year, third quarter gross sales increased by 196 per cent. for hotels, and 111 per cent. for car hire.

Financial targets delivered

ebookers' cost base continues to fall relative to sales. As a percentage of gross sales, operating costs (excluding depreciation, amortisation, stock compensation and a one-off receipt from trading partner) fell from 14.5 per cent. in Q3 2001 to 11.6 per cent. in Q3 2002. Meanwhile, underlying gross profit growth (excluding a one-off receipt from trading partner) was 68 per cent.. As a result, for the first time ebookers achieved positive EBITDA of
(L)0.2m.

Net cash increased for the third quarter in a row up to (L)25.6m, compared to
(L)23.9m in the preceding quarter. This continued increase is indicative of ebookers' strong working capital cycle as its scale increases.

ebookers continues to work towards profitability. In the third quarter the loss narrowed to (L)2.0m down from (L)3.5m in the preceding quarter and
(L)2.7m in the third quarter last year.

High growth

The European online travel market is expected to grow 43 per cent. from a forecast (E)6.7bn in 2002 to (E)9.6bn in 2003 (Source: Jupiter MMXI 2001). The marketing spend of highly successful "no frills" airlines is benefiting ebookers by educating the public in online travel and driving growth without directly competing with ebookers core business. (ebookers specialises in mid and long-haul travel, while "no frills" airlines have aircraft that only serve short-haul routes).

Another key area of growth is the sale of high margin non-air travel products such as car hire, hotels and holidays. ebookers has leading access to negotiated fares for these products. ebookers anticipates that it will be able to increase demand with upcoming new technology including a Build-Your-Own Package booking engine.

ebookers also plans to grow by making acquisitions. The scalability of ebookers' soon to be implemented new technology platform and the capacity potential of its Indian operations mean that ebookers is well-positioned to maximize value from any acquired companies.

Low costs

ebookers is the only European online travel company to have a 100 per cent.- owned Business Process Outsourcing facility (BPO) in India. This gives ebookers the capacity to take on huge increases in Internet and telephone sales at minimal additional cost. We have a highly skilled graduate workforce in India who have been through a structured programme of training. Sales staff are already achieving sales conversion standards on a par with our European operations.

Using its Indian BPO, ebookers aims to have the lowest cost base in the industry. Following a period of start-up investment, ebookers' Business Process Outsourcing facility (BPO) in India has completed its first full quarter of operation, giving an estimated quarterly cost saving of (L)994,000. (This is the estimated cost if Indian functions had been carried out in Europe instead).

In future, ebookers anticipates that incremental cost savings resulting from India will be far more significant as scale increases. Currently, ebookers has 350 staff in India carrying out a range of functions including customer service, email sales, telesales, ticketing, dispatch, content entry and internal audit. At full capacity (750 staff) ebookers India has the infrastructure to support approximately (L)1bn of annual gross sales. The Indian BPO also benefits from favourable taxation terms negotiated with the Indian government.

ebookers' cost-efficient infrastructure is being underpinned by new technology. A new group-wide middle office system is being implemented. This replaces 10 legacy systems with a single platform and will save costs on processing, systems maintenance, software development, licence fees and training.

Management

Further to the high profile appointments this year of Nigel Addison Smith as CFO from First Choice, Phil Dale as CIO from Priceline and John Donaldson, the former head of Thomas Cook as a Non-executive Director, we were pleased to announce last week the appointment of Thomas Meyjes, former Director of E-Sales from KLM, as a Regional Director. He will oversee any new European territories that ebookers may enter and also work with national managing directors in Spain and Holland. ebookers now has a strengthened high calibre management team in place to guide the company through its next phase of growth.

Current trading and outlook

Current trading to the end of October has been good, despite the fourth quarter (October-December) being traditionally the weakest seasonal quarter in the travel industry.

The Board anticipates that continuing growth and the cost efficiencies that we are achieving through our Indian back office will enable us to achieve profitability in 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                        Quarter           Quarter          Quarter
                                                                                          ended             ended            ended
                                                                                      30-Sep-02         30-Sep-01        30-Jun-02
                                                                                        (L)'000           (L)'000          (L)'000
                                                                                    (unaudited)       (unaudited)      (unaudited)
GROSS SALES*                                                                             77,949            49,358           70,988
                                                                                  -------------     -------------    -------------
Turnover and gross profit                                                                 9,216             6,389            7,478
Marketing and sales                                                                      (4,629)           (3,233)          (4,281)
Technology costs                                                                           (716)             (703)            (751)
General and administrative expenses                                                      (3,717)           (3,109)          (3,393)
                                                                                  -------------     -------------    -------------
Total operating expenses (excluding stock compensation cost and depreciation
  and amortisation)                                                                      (9,062)           (7,045)          (8,425)
                                                                                  -------------     -------------    -------------
EBITDA (excluding stock compensation)                                                       154              (656)            (947)
Depreciation                                                                             (1,100)           (1,000)          (1,059)
Amortisation                                                                             (1,192)           (1,164)          (1,192)
Stock compensation cost                                                                      --              (503)            (634)
                                                                                  -------------     -------------    -------------
OPERATING LOSS                                                                           (2,138)           (3,323)          (3,832)
Other interest receivable and similar income                                                261               754              276
Interest payable and similar charges                                                        (84)              (33)              --
                                                                                  -------------     -------------    -------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                              (1,961)           (2,602)          (3,556)
Tax charge on loss on ordinary activities                                                    (8)              (48)              87
                                                                                  -------------     -------------    -------------
RETAINED LOSS FOR THE PERIOD                                                             (1,969)           (2,650)          (3,469)
                                                                                  =============     =============    =============
Weighted average number of shares '000                                                   49,874            46,697           48,724
Basic and diluted loss per share                                                       (L)(0.04)p        (L)(0.06)p       (L)(0.07)p
                                                                                  =============     =============    =============


* Gross sales represent the total transaction value of negotiated and published fares. Both the figures for 2001 and 2002 are unaudited.

CONSOLIDATED BALANCE SHEET

                                                                                       30-Sep-02         30-Sep-01        30-Jun-02
                                                                                         (L)'000           (L)'000          (L)'000
                                                                                     (unaudited)       (unaudited)      (unaudited)
FIXED ASSETS
Intangible assets                                                                         12,044            17,097           13,236
Tangible assets                                                                            4,178             6,511            5,199
                                                                                   -------------     -------------    -------------
                                                                                          16,222            23,608           18,435
                                                                                   -------------     -------------    -------------
CURRENT ASSETS
Debtors                                                                                    9,155             7,645            8,808
Cash at bank and in hand                                                                  26,193            22,900           24,723
                                                                                   -------------     -------------    -------------
                                                                                          35,348            30,545           33,531
CREDITORS: amounts falling due within one year                                           (34,634)          (21,715)         (33,376)
                                                                                   -------------     -------------    -------------
NET CURRENT ASSETS                                                                           714             8,830              155
                                                                                   -------------     -------------    -------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                     16,936            32,438           18,590
                                                                                   =============     =============    =============
CREDITORS: amounts falling due after more than one year                                       --            (1,383)              --
                                                                                   -------------     -------------    -------------
NET ASSETS                                                                                16,936            31,055           18,590
                                                                                   =============     =============    =============
CAPITAL AND RESERVES
Called up share capital                                                                    6,982             6,557            6,982
Share premium account                                                                     73,402            68,425           73,402
Merger reserve                                                                             2,194             2,194            2,194
Shares to be issued                                                                       18,587            23,106           18,587
Profit and loss account                                                                  (84,229)          (69,227)         (82,575)
                                                                                   -------------     -------------    -------------
EQUITY SHAREHOLDERS' FUNDS                                                                16,936            31,055           18,590
                                                                                   =============     =============    =============

CONSOLIDATED CASHFLOW STATEMENT

                                                                                         Quarter           Quarter          Quarter
                                                                                           ended             ended            ended
                                                                                         (L)'000           (L)'000          (L)'000
                                                                                       30-Sep-02         30-Sep-01        30-Jun-02
                                                                                     (unaudited)       (unaudited)      (unaudited)
Net cashflow from operating activities                                                     1,959            (5,785)           1,576
Returns on investment and servicing of finance
Interest received                                                                            261               305              276
Interest paid                                                                                (84)              (33)             (19)
                                                                                   -------------     -------------    -------------
Net cashflow from returns on investment and servicing of finance                             177               272              257
                                                                                   -------------     -------------    -------------
Taxation                                                                                      (8)              114               --
Capital expenditure and financial investment
Payments to acquire intangible fixed assets                                                   --              (263)              --
Payments to acquire tangible fixed assets                                                    (79)             (352)            (217)
(Receipts)/Payments to acquire investments                                                    --                34               --
                                                                                   -------------     -------------    -------------
Net cashflow from capital expenditure and financial investment                               (79)             (581)            (217)
                                                                                   -------------     -------------    -------------
Acquisitions
Payments to acquire subsidiary undertakings                                                   --              (226)              --
Cash acquired with subsidiary                                                                 --                 5               --
                                                                                   -------------     -------------    -------------
Acquisitions and disposals                                                                    --              (221)              --
                                                                                   -------------     -------------    -------------
Net cashflow before financing                                                              2,049            (6,201)           1,616
Financing
Issue of shares                                                                               --                --               50
Capital element of finance lease repayments                                                 (417)             (250)            (200)
                                                                                   -------------     -------------    -------------
Net cashflow from financing                                                                 (417)             (250)            (150)
                                                                                   -------------     -------------    -------------
Increase/(Decrease) in cash in the period                                                  1,632            (6,451)           1,466
                                                                                   =============     =============    =============

NOTES TO THE ACCOUNTS


1.  SEGMENTAL ANALYSIS AND TRADING INFORMATION

                                                                   Gross Sales                      Turnover and gross profit
                                                                Quarter             Quarter             Quarter             Quarter
                                                                  ended               ended               ended               ended
                                                            30-Sep-2002         30-Sep-2001         30-Sep-2002         30-Sep-2001
                                                                (L)'000             (L)'000             (L)'000             (L)'000
                                                            (unaudited)         (unaudited)         (unaudited)         (unaudited)
United Kingdom                                                   50,599              29,334               5,698               3,268
Europe                                                           27,350              19,124               3,518               2,221
Head Office                                                          --                 900                  --                 900
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 77,949              49,358               9,216               6,389
                                                       ----------------    ----------------    ----------------    ----------------


                                                                  Operating Loss                     Net assets/(liabilities)
                                                                Quarter             Quarter
                                                                  ended               ended               As at               As at
                                                            30-Sep-2002         30-Sep-2001         30-Sep-2002         30-Sep-2001
                                                                (L)'000             (L)'000             (L)'000             (L)'000
                                                            (unaudited)         (unaudited)         (unaudited)         (unaudited)
United Kingdom                                                      855                 766               1,738               1,352
Europe                                                              903                (120)              2,671              (3,216)
Head Office                                                      (3,896)             (3,814)             12,527              32,919
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 (2,138)             (3,168)             16,936              31,055
                                                       ----------------    ----------------    ----------------    ----------------


Gross Sales is the total transaction value of all our services. It includes the total transaction value of negotiated and published fares.

Turnover and gross profit represents the margin earned on sales made to customers.

2.  NOTE RECONCILING OPERATING LOSS TO OPERATING CASH FLOW

                                                                           Quarter ended        Quarter ended         Quarter ended
                                                                               30-Sep-02            30-Sep-01             30-Jun-02
                                                                                 (L)'000              (L)'000               (L)'000
Operating loss                                                                    (2,138)              (3,323)               (3,832)
Depreciation                                                                       1,100                1,000                 1,059
Amortisation of goodwill                                                           1,192                1,164                 1,192
Stock Compensation                                                                    --                  503                   634
Movement in debtors                                                                 (347)                 (59)                 (303)
Movement in creditors                                                              1,837               (5,200)                2,703
Issue of share capital                                                                --                  130                    --
Exchange gains/losses                                                                315                   --                   123
                                                                      ------------------   ------------------    ------------------
Cash inflow from operating activities                                              1,959               (5,785)                1,576
                                                                      ------------------   ------------------    ------------------

3.  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                                           Quarter ended        Quarter ended         Quarter ended
                                                                               30-Sep-02            30-Sep-01             30-Jun-02
                                                                                 (L)'000              (L)'000               (L)'000
Increase/(decrease) in cash in the period                                          1,470               (6,451)                1,716
Decrease/(Increase) in overdraft in the period                                       162                   --                  (250)
                                                                      ------------------   ------------------    ------------------
                                                                                   1,632               (6,451)                1,466
Cash outflow from decrease in lease financing                                        417                  250                   200
                                                                      ------------------   ------------------    ------------------
Change in net funds resulting from cash flows                                      2,049               (6,201)                1,666
Movement in net funds for the period                                               2,049               (6,201)                1,666
Net funds at 1 July/1 April                                                       23,158               27,162                21,492
                                                                      ------------------   ------------------    ------------------
Net funds at 30 September 2002                                                    25,207               20,961                23,158
                                                                      ==================   ==================    ==================


4.  ACCOUNTING POLICIES

With the exception of the change in policy regarding turnover disclosure (see note 5), these quarterly accounts have been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2001.

5.  CHANGE IN TURNOVER DISCLOSURE

During the period the presentation of negotiated fare turnover has been changed from a gross to net basis. Accordingly, all turnover is recorded at the margin earned rather than the amount invoiced to customers. The directors believe that this change in presentation more accurately reflects the substance of the underlying transaction. All prior period information has been restated to reflect this method of presentation.

6.  STATUTORY INFORMATION

The financial information for the three month periods ended 30 June and 30 September 2002 and 30 September 2001 have neither been audited nor reviewed by the Group's auditors and do not constitute accounts within the meaning of section 240 of the Companies Act 1985.

11 November 2002"

                                    PART III

     INTERIM RESULTS OF EBOOKERS PLC FOR THE SIX MONTHS ENDED 30 JUNE 2002



The following is a copy of the full text of the unaudited interim statement of ebookers plc, prepared under UK GAAP, for the six months ended 30 June 2002.

"Chairman's Statement

On behalf of the Board I am pleased to announce ebookers plc's financial results for Quarter Two and the Half Year ended 30 June 2002. I would like to thank all of our staff for their efforts in achieving these strong figures.

As ebookers' Chief Executive Officer, as well as its biggest shareholder, my interests are firmly aligned with our investors in achieving shareholder value. I aim to deliver both growth and profitability.

Growth

ebookers' organic growth rate was 46 per cent. for Quarter Two (year over year), compared to 38 per cent. for Quarter One. This increase results from the continued integration and streamlining of acquisitions. Organic growth remains a key focus and in the current Half Year we are launching two major technology implementations to increase the sale of high-margin non-air travel products:

Dynamic packaging

Market leading dynamic "Shopping Basket" will allow customers to build their own competitively priced packages from ebookers' discrete discount inventory covering hotels, car hire, flights and insurance. Further products to be added include trains and cruises.

Advanced hotel booking engine

Content-rich booking engine incorporating an advanced revenue management system optimising both gross profit and customer value. Cross-sell capability will proactively suggest hotels to all customers booking flights.

As well as organic growth ebookers continues to actively seek acquisitions in order to fulfill its target of a (L)1bn ($1.5bn) gross sales run rate within the medium term. Any acquisitions must be earnings enhancing and made at competitive prices, in absolute terms and also when benchmarked against other transactions within the industry. In particular, some offline companies offer excellent value. Like Flightbookers acquired in November 2000, these companies can then be migrated onto online platforms and thus deliver high percentage growth. There are as many as 50 companies fitting our acquisition profile in the European market.

Profitability

In combination with growth, ebookers aims to achieve profitability through increasing cost efficiency. Already in Quarter Two ebookers' core European operation reached EBITDA breakeven before stock compensation, even including head office costs. Excluding the start up costs of India ((L)0.6m) and Interlinebookers ((L)0.3m) and stock compensation ((L)0.6m), the group would have been at EBITDA breakeven.

India underlines ebookers' commitment to a profitable cost structure. During the Half Year period the headcount in India has increased to 350, with training underway for all new employees. Indian functions include: email sales and overflow telesales, customer service, ticketing, air and land product support, accounting, competitor pricing analysis, and IT development. European subsidiaries are migrating functions to India where it is cost efficient to do so with staff being transferred chiefly to customer-facing roles. We expect our European cost base to remain static in the medium term, with activity focused on sales, product and marketing. Our Indian office will service future growth at much reduced cost. ebookers is investigating other ways of maximizing the benefits of its Indian operation, including selling its services to other travel companies.

As well as developing our Indian operations we are developing Dublin as a second multi-lingual customer service centre. Ireland offers both a lower cost base, supported by development grants from the Irish government, as well as full multi lingual capabilities that can service all of our European markets.

Our technology continues to support cost control and integration objectives. A new web-based nine-language mid-office system is currently in beta testing with full roll-out during the next three months. This will enable increased straight through processing and reduced fulfilment costs.

Board Appointments

I would like to welcome to the board Nigel Addison Smith from First Choice, Air 2000 and KPMG, as Chief Financial Officer, and John Donaldson, former CEO of Thomas Cook as Non-Executive Director. These appointments are indicative of ebookers' strategy of strengthening its management with seasoned industry professionals with large company experience.

Additionally in June 2002 ebookers made the non-board appointment of Philip Dale to Chief Information Office. Previously he was Chief Technology Officer of Priceline.com in Europe, and Vice President Development in the United States. His experience with high volume bookings at Priceline.com will help ensure that our technology continues to remain robust and scaleable. He is a specialist in all areas of travel technology and has also worked in senior positions for Sabre, AMR Corp (the parent of American Airlines and Sabre) and SITA, the world's leading provider of global information and telecommunications solutions to the air transport industry.

Financial

Quarter Two has seen weak demand in the general travel market, yet despite this gross sales at (L)71m were up 17 per cent. on Quarter One and 46 per cent. year over year. This clearly shows the strengthening of the ebookers business in tough market conditions.

Our gross profit margin as a percentage of gross sales was 10.5 per cent. compared to 9.5 per cent. a year ago. Margins have been under pressure from airlines lowering fares closer to our merchant fares in their efforts to boost load factor. However, we have been expanding our higher margin businesses of hotels, car hire and travel insurance. As airlines bring capacity into line with demand we should see our airline margins improve. For the Half Year gross profit margin was 10.8 per cent. compared to 9.9 per cent. the year before.

Quarter Two operating expenses, excluding stock compensation at (L)10.7m were up 4 per cent. on Quarter One reflecting the cost of our investment in recruiting and training our customer support staff in Delhi, and temporary duplicate costs in Europe. They are down 16 per cent. on the same period last year. Further spending reviews are underway particularly as we improve our internal IT capability and as we further streamline into one integrated pan-European business.

Loss after tax improved to (L)3.5m in Quarter Two compared to (L)8.6m year over year. For the Half Year loss was (L)7.0m compared to (L)17.2m the year before. Net cash position at (L)23.9m (net of (L)0.8m of loans and overdrafts) was up (L)1.4m against 31 March 2002. This reflects our strengthening operating cash flow.

Current Trading

Trading in the third quarter has been good and we expect to deliver further growth.

Outlook

With the low cost scaleability given by its Indian back office, its strengthened management and improving technology, ebookers is well positioned to take advantage of continuing growth in the online travel sector.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                      Quarter           Quarter          Quarter         Half Year        Half Year
                                                        ended             ended            ended             ended            ended
                                                    30-Jun-02         30-Jun-01        31-Mar-02         30-Jun-02        30-Jun-01
                                                      (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
                                                  (unaudited)       (unaudited)      (unaudited)       (unaudited)      (unaudited)
Gross Sales                                            70,988            48,693           60,636           131,624           90,995
                                                =============     =============    =============     =============    =============
Turnover                                               50,914            40,137           45,050            95,964           73,475
Cost of Sales                                         (43,436)          (35,491)         (38,337)          (81,773)         (64,485)
                                                -------------     -------------    -------------     -------------    -------------
Gross Profit                                            7,478             4,646            6,713            14,191            8,990
Marketing and sales                                    (4,281)           (5,896)          (3,462)           (7,743)         (11,950)
Technology costs                                         (751)             (676)            (717)           (1,468)          (1,339)
General and administrative expenses                    (3,393)           (3,752)          (3,840)           (7,233)          (7,832)
                                                -------------     -------------    -------------     -------------    -------------
Total operating expenses (excluding stock
  compensation cost and depreciation and
  amortisation)
                                                       (8,425)          (10,324)          (8,019)          (16,444)         (21,121)
                                                -------------     -------------    -------------     -------------    -------------
EBITDA (excluding stock compensation)                    (947)           (5,678)          (1,306)           (2,253)         (12,131)
Depreciation                                           (1,059)           (1,184)          (1,057)           (2,116)          (2,050)
Amortisation                                           (1,192)           (1,257)          (1,192)           (2,384)          (2,409)
Stock compensation cost                                  (634)             (294)             (67)             (701)            (495)
                                                -------------     -------------    -------------     -------------    -------------
Operating Loss                                         (3,832)           (8,413)          (3,622)           (7,454)         (17,085)
Other interest receivable and similar
  income                                                  276               345              153               429              730
Interest payable and similar charges                       --              (547)             (26)              (26)            (821)
                                                -------------     -------------    -------------     -------------    -------------
Loss on Ordinary Activities Before Taxation            (3,556)           (8,615)          (3,495)           (7,051)         (17,176)
Tax credit/(charge) on loss on ordinary
  activities                                               87               (11)              (8)               79              (13)
                                                -------------     -------------    -------------     -------------    -------------
Retained Loss for the Financial Period                 (3,469)           (8,626)          (3,503)           (6,972)         (17,189)
                                                =============     =============    =============     =============    =============
Weighted average number of shares '000                 48,724            46,510           46,833            47,784           45,903
Basic and diluted loss per share                   (L)(0.07)p        (L)(0.19)p       (L)(0.07)p        (L)(0.15)p       (L)(0.37)p
                                                =============     =============    =============     =============    =============

CONSOLIDATED QUARTERLY BALANCE SHEET

                                                                      30-Jun-02        30-Jun-01         31-Mar-02        31-Dec-01
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
                                                                     (unaudited)      (unaudited)       (unaudited)        (audited)
Fixed Assets
Intangible assets                                                        13,236           18,372            14,428           15,040
Tangible assets                                                           5,199            6,816             6,041            6,180
                                                                  -------------    -------------     -------------    -------------
                                                                         18,435           25,188            20,469           21,220
                                                                  -------------    -------------     -------------    -------------
Current Assets
Debtors                                                                   8,808            7,583             8,505            5,707
Cash at bank and in hand                                                 24,723           28,903            23,007           20,098
                                                                  -------------    -------------     -------------    -------------
                                                                         33,531           36,486            31,512           25,805
                                                                  -------------    -------------     -------------    -------------
Creditors: amounts falling due within one year                          (33,376)         (26,876)          (30,679)         (22,046)
                                                                  -------------    -------------     -------------    -------------
Net Current Assets                                                          155            9,610               833            3,759
                                                                  -------------    -------------     -------------    -------------
Total Assets Less Current Liabilities                                    18,590           34,798            21,302           24,979
Creditors: amounts falling due after more than one year                      --           (1,633)              (50)            (200)
                                                                  -------------    -------------     -------------    -------------
Net Assets                                                               18,590           33,165            21,252           24,779
                                                                  =============    =============     =============    =============
Capital and Reserves
Called up share capital                                                   6,982            6,519             6,557            6,557
Share premium account                                                    73,402           68,213            68,525           68,525
Merger reserve                                                            2,194            2,194             2,194            2,194
Shares to be issued                                                      18,587           22,823            23,206           23,139
Profit and loss account                                                 (82,575)         (66,584)          (79,230)         (75,636)
                                                                  -------------    -------------     -------------    -------------
Equity Shareholders' Funds                                               18,590           33,165            21,252           24,779
                                                                  =============    =============     =============    =============

CONSOLIDATED CASHFLOW STATEMENT

                                                      Quarter           Quarter          Quarter          6 months         6 months
                                                        ended             ended            ended             ended            ended
                                                    30-Jun-02         30-Jun-01        31-Mar-02         30-Jun-02        30-Jun-01
                                                   (unaudited)       (unaudited)      (unaudited)       (unaudited)      (unaudited)
Net cashflow from operating activities (see
  Note 2)                                               1,576            (2,637)           3,419             4,995           (4,096)
Returns on investment and servicing of
  finance
Interest received                                         276               345              153               429              730
                                                -------------     -------------    -------------     -------------    -------------
Interest paid                                             (19)              (47)             (26)              (45)             (89)
                                                -------------     -------------    -------------     -------------    -------------
Net cashflow from returns on investment and
  servicing of finance                                    257               298              127               384              641
                                                -------------     -------------    -------------     -------------    -------------
Taxation                                                   --               (68)              --                --               (2)
Capital expenditure and financial
  investment
Payments to acquire intangible fixed assets                --              (142)              --                --             (142)
Payments to acquire tangible fixed assets                (217)             (558)            (918)           (1,135)          (1,681)
                                                -------------     -------------    -------------     -------------    -------------
Net cashflow from capital expenditure and
  financial investment                                   (217)             (700)            (918)           (1,135)          (1,823)
                                                -------------     -------------    -------------     -------------    -------------
Acquisitions
Payments to acquire subsidiary undertakings                --               (31)              --                --              (31)
Cash acquired with subsidiary                              --               414               --                --              414
                                                -------------     -------------    -------------     -------------    -------------
Acquisitions and disposals                                 --               383               --                --              383
                                                -------------     -------------    -------------     -------------    -------------
Net cashflow before financing                           1,616            (2,724)           2,628             4,244           (4,897)
Financing
Issue of shares                                            50               108               --                50              108
Capital element of finance lease repayments              (200)             (200)            (250)             (450)            (313)
New finance leases                                         --             1,273               --                --            1,273
                                                -------------     -------------    -------------     -------------    -------------
Net cashflow from financing                              (150)            1,181             (250)             (400)           1,068
                                                -------------     -------------    -------------     -------------    -------------
Increase/(decrease) in cash in the period               1,466            (1,543)           2,378             3,844           (3,829)
                                                =============     =============    =============     =============    =============

NOTES TO THE ACCOUNTS


1.  SEGMENTAL ANALYSIS AND OTHER TRADING INFORMATION

Segmental Analysis

                                               Gross Sales                                            Turnover
                             -------------------------------------------------    -------------------------------------------------
                               Quarter      Quarter    Half Year     Half Year      Quarter      Quarter     Half Year    Half Year
                                 ended        ended        ended         ended        ended        ended         ended        ended
                           30-Jun-2002  30-Jun-2001  30-Jun-2002   30-Jun-2001  30-Jun-2002  30-Jun-2001   30-Jun-2002  30-Jun-2001
                               (L)'000      (L)'000      (L)'000       (L)'000      (L)'000      (L)'000       (L)'000      (L)'000
                           (unaudited)  (unaudited)  (unaudited)   (unaudited)  (unaudited)  (unaudited)   (unaudited)  (unaudited)
United Kingdom                  46,245       27,159       89,577        53,705       37,489       24,698        71,836       46,033
Europe                          24,743       21,534       42,047        37,290       13,425       15,439        24,128       27,442
                             ---------    ---------    ---------     ---------    ---------    ---------     ---------    ---------
                                70,988       48,693      131,624        90,995       50,914       40,137        95,964       73,475
                             =========    =========    =========     =========    =========    =========     =========    =========


                                               Gross Profit                                    Operating Profit/(Loss)
                             -------------------------------------------------    -------------------------------------------------
                               Quarter      Quarter    Half Year     Half Year      Quarter      Quarter     Half Year    Half Year
                                 ended        ended        ended         ended        ended        ended         ended        ended
                           30-Jun-2002  30-Jun-2001  30-Jun-2002   30-Jun-2001  30-Jun-2002  30-Jun-2001   30-Jun-2002  30-Jun-2001
                               (L)'000      (L)'000      (L)'000       (L)'000      (L)'000      (L)'000       (L)'000      (L)'000
Head Office                        N/A          N/A          N/A           N/A       (4,148)      (8,793)       (7,650)     (15,828)
UK                               4,785        2,758        9,657         5,567           53         (804)           50         (979)
Europe                           2,693        1,888        4,534         3,423          263        1,184           146         (278)
                             ---------    ---------    ---------     ---------    ---------    ---------     ---------    ---------
                                 7,478        4,646       14,191         8,990       (3,832)      (8,413)       (7,454)     (17,085)
                             =========    =========    =========     =========    =========    =========     =========    =========


Gross Sales is the total transaction value of all our services. It includes the total transaction value of negotiated and published fares.

Turnover is the full value of negotiated travel products and other revenue, and the commission with respect to published airfares.

                                                                        Quarter          Quarter         Half Year        Half Year
                                                                          ended            ended             ended            ended
                                                                      30-Jun-02        31-Mar-02         30-Jun-02        30-Jun-01
Total bookings (no.)                                                    139,150          117,897           257,047          179,372
Average transaction value per booking ((L))                                 510              514               512              507


2.   NOTE RECONCILING OPERATING LOSS TO OPERATING CASH FLOW

                                                        Quarter
                                                          ended        Half Year
                                                      30-Jun-02        30-Jun-02
                                                        (L)'000          (L)'000
Operating loss                                           (3,832)          (7,454)
Depreciation                                              1,059            2,116
Amortisation of goodwill                                  1,192            2,384
Stock compensation                                          634              701
Movement in debtors                                        (303)          (3,101)
Movement in creditors                                     2,703           10,317
Exchange losses                                             123               32
                                                  -------------    -------------
Cash inflow from operating activities                     1,576            4,995
                                                  =============    =============

3.  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                        Quarter
                                                          ended        Half Year
                                                      30-Jun-02        30-Jun-02
                                                        (L)'000          (L)'000
Increase in cash in the period                            1,716            4,625
Increase in overdraft in the period                        (250)            (781)
                                                  -------------    -------------
                                                          1,466            3,844
Cash outflow from decrease in lease
  financing                                                 200              450
                                                  -------------    -------------
Change in net funds resulting from cash
  flows                                                   1,666            4,294
                                                  -------------    -------------
Movement in net funds in the period                       1,666            4,294
Net funds at 1 April/January                             21,492           18,864
                                                  -------------    -------------
Net funds at 30 June 2002                                23,158           23,158
                                                  =============    =============


4.  ACCOUNTING POLICIES

These interim accounts have been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2001.

5.  STATUTORY INFORMATION

The financial information for the 3 month and the 6 month periods ended 30 June 2002 and 2001 have neither been audited nor reviewed by the Group's auditors and do not constitute accounts within the meaning of section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2001 is abridged from the statutory accounts which have been reported on by the Group's auditors, Deloitte & Touche, and which have been filed with the Registrar of Companies. The report of the auditors thereon was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

12 August 2002"

                                    PART IV

        FINANCIAL INFORMATION ON EBOOKERS PLC FOR THE THREE YEARS ENDED
                                31 DECEMBER 2001



Nature of financial information

The financial information on ebookers plc contained in this Part II does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The information on ebookers plc for the year ended
31 December 1999 in this Part II has been extracted without material adjustment from the Accountants' Report contained in the Listing Particulars dated 17 April 2001. The information on ebookers plc for the years ended
31 December 2000 and 31 December 2001in this Part II has been extracted without material adjustment from the audited consolidated accounts of ebookers plc for the financial years ended 31 December 2000 and 31 December 2001.

The current auditors, Deloitte & Touche, Chartered Accountants and Registered Auditors, of 180 Strand, London WC2R 1BL, gave an unqualified Accountants' Report for the purposes of the Listing Particulars dated 17 April 2001 and gave an unqualified report in accordance with section 236 of the Act for each of the years ended 31 December 1999, 31 December 2000 and 31 December 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                           Note          (L)'000           (L)'000          (L)'000
Gross Sales                                                                              179,753           102,203           61,607
                                                                                   =============     =============    =============
Turnover                                                                      2          146,561            81,991           14,238
Cost of sales                                                                           (126,258)          (72,337)         (12,147)
                                                                                   -------------     -------------    -------------
Gross Profit                                                                              20,303             9,654            2,091
                                                                                   -------------     -------------    -------------
Distribution costs
Marketing and sales                                                                      (18,965)          (19,770)          (2,885)

Administrative expenses
Development costs                                                                          2,589)           (1,926)            (700)
Administrative expenses                                                                  (14,716)          (12,220)          (2,751)
Stock compensation cost                                                                     (831)           (9,648)          (8,294)
Depreciation and amortisation                                                             (8,721)           (5,034)            (481)
Exceptional item - impairment of goodwill                                                   (784)               --               --
                                                                                   -------------     -------------    -------------
Total administrative expenses                                                            (27,641)          (28,828)         (12,226)
                                                                                   -------------     -------------    -------------
Total operating expenses                                                                 (46,606)          (48,598)         (15,111)
                                                                                   -------------     -------------    -------------
Operating loss
Continuing operations                                                                    (25,767)          (38,147)         (12,562)
Acquisitions                                                                                (536)             (797)            (458)
                                                                                   -------------     -------------    -------------
Total operating loss                                                                     (26,303)          (38,944)         (13,020)

Other interest receivable and similar income                                  7            1,128             1,931              273
Interest payable and similar charges                                          8             (466)              (28)             (91)
                                                                                   -------------     -------------    -------------
Loss on ordinary activities before taxation                                              (25,641)          (37,041)         (12,838)

Tax charge on loss on ordinary activities                                     9              (75)              (61)              46
                                                                                   -------------     -------------    -------------
Loss on ordinary activities after taxation retained for the
  financial year                                                                         (25,716)          (37,102)         (12,792)
                                                                                   =============     =============    =============
Weighted average number of shares after consolidation (in
  thousands)                                                                              46,336            38,082           26,963
                                                                                   -------------     -------------    -------------
Weighted average number of shares before consolidation (in
  thousands)                                                                                 n/a           190,412          134,816
                                                                                   -------------     -------------    -------------
Basic and diluted loss per share after share consolidation                   10          (55.49p)          (97.43p)         (47.45p)
                                                                                   -------------     -------------    -------------
Basic and diluted loss per share before share consolidation                  10              n/a           (19.49p)          (9.49p)
                                                                                   -------------     -------------    -------------


Businesses acquired in the year ended 31 December 2001 contributed
(L)1,676,000 to turnover (2000: (L)20,791,000, 1999: (L)2,248,000) and made operating losses of (L)536,000 (2000: (L)797,000, 1999: (L)458,000). Turnover
from acquired businesses in the year ended 31 December 2000 relate principally to the acquisition of Flightbookers.


There are no differences between the profit stated on an historical cost basis and the profit as presented above and therefore no note of historical cost profits and losses is presented.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Loss for the financial year                                                              (25,716)          (37,102)         (12,792)
Exchange differences                                                                        (137)              (59)             (57)
                                                                                   -------------     -------------    -------------
Total recognised gains and losses relating to the financial year                         (25,853)          (37,161)         (12,849)
                                                                                   =============     =============    =============







CONSOLIDATED BALANCE SHEET

                                                                                                  As at 31 December
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                           Note          (L)'000           (L)'000          (L)'000
Fixed Assets
Intangible assets                                                            11           15,040            19,855           10,067
Tangible assets                                                              12            6,180             7,322            1,273
Investments                                                                  13               --                39               29
                                                                                   -------------     -------------    -------------
                                                                                          21,220            27,216           11,369
                                                                                   -------------     -------------    -------------
Current Assets
Debtors                                                                      14            5,707             7,820            3,403
Cash at bank and in hand                                                                  20,098            33,539           29,395
                                                                                   -------------     -------------    -------------
                                                                                          25,805            41,359           32,798
Creditors: amounts falling due within one year                               15          (22,046)          (19,760)          (6,946)
                                                                                   -------------     -------------    -------------
Net Current Assets                                                                         3,759            21,599           25,852
                                                                                   -------------     -------------    -------------
Total Assets Less Current Liabilities                                                     24,979            48,815           37,221
Creditors: amounts falling due after more than one year                      16             (200)             (411)              --
                                                                                   -------------     -------------    -------------
Net Assets                                                                                24,779            48,404           37,221
                                                                                   =============     =============    =============
Capital and Reserves
Called up share capital                                                      19            6,557             6,341            4,766
Share premium account                                                        20           68,525            68,134           35,559
Merger reserve                                                               20            2,194             1,404            1,404
Shares to be issued                                                          20           23,139            22,308            8,113
Profit and loss account                                                      20          (75,636)          (49,783)         (12,621)
                                                                                   -------------     -------------    -------------
Equity Shareholders' Funds                                                                24,779            48,404           37,221
                                                                                   =============     =============    =============

CONSOLIDATED CASH FLOW STATEMENT


                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                           Note          (L)'000           (L)'000          (L)'000
Net cash outflow from operating activities                                   23          (12,306)          (27,086)          (4,121)
Returns on investments and servicing of finance
Interest received                                                                          1,128             1,230              273
Interest element of finance lease rental payments                                            (71)               --               --
Interest paid                                                                               (122)              (28)             (91)
                                                                                   -------------     -------------    -------------
Net cash flow from returns on investment and servicing of
  finance                                                                                    935             1,202              182
Taxation - overseas tax received/(paid)                                                       47               (20)              49
Capital expenditure and financial investment
Payments to establish new subsidiary                                                          --                --              (40)
Payments to acquire tangible fixed assets                                                 (2,911)           (6,224)            (941)
Receipts from sale of tangible fixed assets                                                  329                --               --
Payments to acquire investments                                                               --               (10)             (29)
                                                                                   -------------     -------------    -------------
Net cash flow from capital expenditure and financial
  investment                                                                             (2,582)            (6,234)          (1,010)
                                                                                   -------------     -------------    -------------
Acquisitions
Payments to acquire subsidiary undertakings                                                  (59)           (2,819)          (5,922)
Cash acquired with subsidiaries                                                              419            10,402            1,670
                                                                                   -------------     -------------    -------------
Net cash flow from acquisitions                                                              360             7,583           (4,252)
                                                                                   -------------     -------------    -------------
Net cash flow before financing
                                                                                         (13,546)          (24,555)          (9,152)
Financing
Issue of shares                                                                               --            28,109           38,379
Sale and leaseback                                                                         1,200                --               --
Capital element of finance lease payments                                                   (746)               (1)              --
                                                                                   -------------     -------------    -------------
Net cash flow from financing                                                                 454            28,108           38,379
                                                                                   -------------     -------------    -------------
(Decrease)/increase in cash in the year                                                  (13,092)            3,553           29,227
                                                                                   =============     =============    =============

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Loss for the financial year                                                              (25,716)          (37,102)         (12,792)
Other recognised gains and losses relating to the year                                      (137)              (59)             (57)
Adjustment for retained earnings of acquired subsidiaries                                     --                --             (100)
Credit in relation to share related remuneration                                             831             9,647            7,658
Share options purchased                                                                       --                20               --
New share capital subscribed (net of issue costs)                                          1,397            33,424           41,729
Shares to be issued in connection with acquisition of Airways MIC                             --                --              726
Shares to be issued in connection with acquisition of Callbookers Limited                     --             5,253               --
                                                                                   -------------     -------------    -------------
Net (reduction in)/addition to shareholders' funds                                       (23,625)           11,183           37,164
Opening shareholders' funds                                                               48,404            37,221               57
                                                                                   -------------     -------------    -------------
Closing shareholders' funds                                                               24,779            48,404           37,221
                                                                                   =============     =============    =============

NOTES TO THE ACCOUNTS


1.  ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the group's financial statements.

Basis of preparation

ebookers plc is an electronic commerce company, which was formed as a result of a reorganisation of the travel business of Flightbookers, a company under common control with the Company ("the Reorganisation"). The electronic commerce travel business has operated since November 1996, initially as part of Flightbookers.

As part of the Reorganisation, the Flightbookers internet related assets and liabilities were acquired by an interim company, also under common control, on 21 June 1999 for an eight-week period. On 13 August 1999, the Company received the transfer of these internet related assets and liabilities at their net book value. The Reorganisation allowed Flightbookers to separate its traditional retail and telephone based sales infrastructure from the internet based sales infrastructure and to establish the Company as an independent internet company. In addition, the Company acquired ebookers.ie Limited (formerly Flightbookers Limited) ("the Irish subsidiary") from Dinesh Dhamija, one of the beneficial owners of Flightbookers S.A.R.L., the Company's parent company, for cash consideration of approximately (L)1.1 million, which was paid from the proceeds of its Initial Public Offering. The Irish subsidiary operates a multi-lingual call centre in Dublin, Ireland.

For the purpose of presenting the trading record of ebookers plc the financial information for 1999 set out herein is presented as if the separation of the electronic commerce division of Flightbookers and the Irish subsidiary occurred at the commencement of Flightbookers' internet operations in November 1996. However the goodwill arising on the Reorganisation is recognised in these financial statements from the actual date of acquisition.

In preparing these financial statements management was required to exercise judgement and formulate estimates as to the revenues of Flightbookers which related to the business of ebookers plc and as to the amounts which were incurred on ebookers plc's behalf by Flightbookers. Management believes that the methods and criteria used to formulate these estimates are equitable and provide a reasonable estimate of the cost attributable to ebookers plc. However management do not believe it is practicable to calculate what the historical stand-alone costs would have been for ebookers.com and therefore these financial statements are not necessarily indicative of what the financial position, results of operations or cash flows would have been had ebookers.com been an independent company prior to 13 August 1999.

On 16 November 2000, the Company acquired Flightbookers plc. The acquisition of Flightbookers plc has been accounted for using the acquisition method of accounting.

The financial statements have been prepared in accordance with applicable United Kingdom accounting standards and under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the company and all its subsidiary undertakings as at 31 December 2001, 2000 and 1999.

Under section 230(4) of the Companies Act 1985 the company is exempt from the requirement to present its own profit and loss account.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions is capitalised. Positive goodwill is amortised over its estimated useful life (5 years). The directors regard 5 years as a reasonable maximum for the estimated useful life of goodwill. In the event that the goodwill is impaired, an appropriate adjustment is made to its carrying value.

Intangible fixed assets

Intangible fixed assets purchased separately from a business are capitalised at their cost and amortised over their useful economic lives.

Intangible assets acquired as part of an acquisition are capitalised at their fair value where this can be measured reliably and amortised over their useful economic lives.

Concessions, patents, licences and trademarks purchased by the company are amortised to nil by equal annual instalments over their useful economic lives, generally their respective unexpired periods, of between one and three years.

Tangible fixed assets and depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Freehold property                             -  2% per annum on a reducing
                                                 balance basis
Freehold improvements                         -  20% per annum
Leasehold improvements                        -  the shorter of 20% per annum
                                                 or over the life of the lease
Website development costs                     -  50% per annum
Computer equipment                            -  33 1/3% per annum
Communications equipment                      -  25% per annum
Furniture, fixtures and office equipment      -  15-20% per annum

Investments
Investments held as fixed assets are stated at cost less provision for any impairment.

Foreign currencies

Transactions in foreign currencies are recorded using the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

The results of overseas operations are translated into pounds sterling at the average rates of exchange for the year. The assets and liabilities and profit and loss accounts of overseas subsidiary undertakings are translated at the closing exchange rates. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

Leases

Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Employee share schemes

In accordance with UITF Abstract 17, "Employee Share Schemes", the difference between the exercise price of share options granted under the Group's share option schemes and the fair market value of the underlying Ordinary Shares at the date of grant is charged to the profit and loss account over the period in which the options vest.

The Group provides for its National Insurance contributions on options granted on or after 6 April 1999 under its unapproved share option schemes. National Insurance on such options is expensed over the period between grant and vesting of options, and is increased at each period end if appropriate based on the difference between the period end share value and the exercise price.

Taxation

The charge for taxation is based on the taxable profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallise in the foreseeable future.

Turnover

Turnover in the Group consists largely of sales of discounted negotiated airfares on scheduled flights as well as other travel products and services. Negotiated fare airline tickets are tickets that are bought by the Group or other independent third parties to fulfil existing commitments to the Group's customers. The Group sells these tickets to consumers at fares determined by the Group which are generally at a significant discount off published fares, that is, the fare at which the airline offers the ticket to the public. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing. In cases where customers have the ability to cancel or obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.

Turnover includes other travel product revenue which includes commission from sales of published fare tickets, revenue from other non-airfare travel products and services and incentive income. The Group is paid a commission from airlines for the sale of tickets at published fares. Non-airfare travel products and services revenues include discount and full rate hotel reservations, car rental, travel insurance, as well as other travel related products. Revenue for these travel products and services is recognised at the full amount of the fare paid by the customer. Incentive income is received from the Group's non-travel service provider business partners. It is recognised on receipt, unless dependent upon monthly or quarterly targets being achieved, in which case it is recognised as the targets are achieved. Turnover also includes advertising revenue and revenue from non-travel related products.

Until September 21, 1999 revenue earned by the Irish Subsidiary was earned solely from its commercial relationship with Flightbookers plc. All costs borne by the call centre were re-charged to Flightbookers plc at cost plus 10 per cent.. All revenue reported by the call centre was therefore derived from re-charges to Flightbookers plc and therefore included in turnover. From September 21, 1999, the call centre was used solely to support the Group and therefore no recharges were made to Flightbookers plc after this date and no revenue was recognised from services provided to Flightbookers plc.

Pension costs

The Group makes payments to defined contribution pension schemes on behalf of certain employees and directors. Contributions are charged against the profits of the year in which they become payable.

2.  SEGMENTAL INFORMATION

No segmental information is provided between industry segments as the group operates in a single industry segment.

Analysis by location


                                     2001                                  2000                                 1999
                       ---------------------------------     ---------------------------------    ---------------------------------
                                        Rest                                 Rest                                  Rest
                                      of the                               of the                                of the
                             UK        World       Total           UK       World        Total          UK        World       Total
                        (L)'000      (L)'000     (L)'000      (L)'000     (L)'000      (L)'000     (L)'000      (L)'000     (L)'000
Turnover                 91,597       54,964     146,561       34,451      47,540       81,991      11,468        2,770      14,238
Loss before tax         (25,279)        (362)    (25,641)     (34,260)     (2,780)     (37,040)    (12,423)        (415)    (12,838)
Net assets               25,473         (694)     24,779       51,177      (2,773)      48,404      37,620         (399)     37,221
                       --------     --------    --------     --------    --------     --------    --------     --------    --------


There is no material difference between the analysis of turnover shown above and that by destination.

3.  CONTINUING OPERATIONS

2001

The total figures for continuing operations in 2001 include the following amounts relating to acquisitions: turnover (L)1,676,000, cost of sales
(L)1,264,000, gross profit (L)412,000, marketing and sales costs (L)246,000, administrative expenses (L)702,000 and operating loss of (L)536,000.

2000

The total figures for continuing operations in 2000 include the following amounts relating to acquisitions: turnover (L)20,791,000, cost of sales
(L)18,746,000, gross profit (L)2,045,000, marketing and sales costs
(L)1,561,000, administrative expenses (L)1,282,000 and operating loss of
(L)798,000.

1999

The total figures for continuing operations in 1999 include the following amounts relating to acquisitions: turnover (L)2,248,000 and operating losses of (L)458,000.

The Group did not receive any government grants in the year ended 2001 (2000:
(L)nil, 1999: (L)69,000)

4.  OPERATING LOSS

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Operating loss is stated after charging:
Auditors' remuneration - audit - Group audit fee                                             267               150               83
                       - other services                                                      332               795              513
Depreciation and other amounts written off tangible fixed assets
                       Owned                                                               4,023             2,215              185
                       Leased                                                                  2                 2               --
Amortisation of intangible fixed assets                                                    4,696             2,817              291
Rentals payable under operating leases - other assets                                      1,030               736              112
                                       - plant and machinery                                 190                18               --
Profit on sale of fixed assets                                                               412                --               --
Goodwill write-off on disposal of subsidiary                                                 458                --               --
                                                                                   -------------     -------------    -------------

5.  INFORMATION REGARDING DIRECTORS

Year ended 31 December 2001

                                                Salary and       Performance          Benefits                                 2001
                                                      fees           Bonuses           In kind            Pension             Total
                                                       (L)               (L)               (L)                (L)               (L)
Executive Directors
Dinesh Dhamija                                     245,143            48,000             2,705             42,000           337,848
Sanjiv Talwar                                      180,000            37,800             1,617                 --           219,417
Navneet Bali
  (appointed 14 April 2000)                        114,584            24,580               333                 --           139,497
Tani Dhamija
  (appointed 26 October 2001)                       22,372                --                --                 --            22,372
Glenn Trouse
  (resigned 31 May 2001)*                          122,252            14,487               634                 --           137,373
Iain Reid
  (resigned 31 March 2001)                          26,538            11,000               949                 --            38,487

Non-Executive Directors
Glenn Trouse
  (appointed 31 May 2001)*                              --                --                --                 --                --
Peter Cochrane
  (appointed 25 October 1999)                        5,000                --                --                 --             5,000
Sudhir Choudhrie                                    13,774                --                --                 --            13,774
Enrico Marinelli
  (resigned 6 February 2002)                        13,774                --                --                 --            13,774
Jeffrey Sampler                                     13,774                --                --                 --            13,774
                                            --------------    --------------    --------------     --------------    --------------
Total                                              757,211           135,867             6,238             42,000           941,316
                                            ==============    ==============    ==============     ==============    ==============


* Included in the remuneration of Glenn Trouse is an amount of (L)62,115 for termination of office. On 31 May 2001, Glenn Trouse resigned as an Executive Director, and on 27 July 2001 was appointed as a Non-Executive Director until 10 May 2002 when he resigned as a Non-Executive Director.

Non-Executive Directors

During 2001, Jeffrey Sampler, Sudhir Choudhrie and Enrico Marinelli received a total fee of (L)13,774 per annum. Peter Cochrane received (L)5,000. Certain of the Non-Executive Directors are also entitled to share options as set out below. The remuneration of the Non-Executive Directors is set by the Board of the Company in accordance with the Articles of Association of the Company. Non-Executive Directors do not have service contracts and with the exception of Peter Cochrane who has been appointed for a term of 5 years. Non-Executive Directors are generally appointed for 2 year terms (subject to retirement and re-election in accordance with the Company's Articles of Association).

Year ended 31 December 2000

                                                Salary and       Performance          Benefits                                 2000
                                                      fees           Bonuses           In kind            Pension             Total
                                                       (L)               (L)               (L)                (L)               (L)
Executive Directors
Dinesh Dhamija                                     200,000            40,000             1,000              2,172           243,172
Sanjiv Talwar                                      174,000            24,000             1,000                 --           199,000
Iain Reid                                          100,000            10,000               600                 --           110,600
Navneet Bali
  (appointed on 13 June 2000)                       66,667                --                --                 --            66,667
Glenn Trouse
  (appointed 9 August 2000)                         37,518                --               167                 --            37,685
Sudhir Choudhrie*                                   13,391                --                --                 --            13,391
Peter Cochrane*                                      5,000                --                --                 --             5,000
Enrico Marinelli*                                   13,391                --                --                 --            13,391
Jeffrey Sampler*
  (appointed on 28 August 2000)                         --                --                --                 --                --
                                            --------------    --------------    --------------     --------------    --------------
                                                   609,967            74,000             2,767              2,172           688,906
                                            ==============    ==============    ==============     ==============    ==============


*   Non-Executive Directors

Year ended 31 December 1999

                                                Salary and       Performance          Benefits                                 2000
                                                      fees           Bonuses           In kind            Pension             Total
                                                       (L)               (L)               (L)                (L)               (L)
Executive Directors
Dinesh Dhamija
  (appointed 9 August 1999)                        191,368                --               842                 --           192,210
Sanjiv Talwar
  (appointed 9 August 1999)                         60,000                --               532                 --            60,532
Iain Reid
  (appointed 9 August 1999)                         33,333                --               319                 --            33,652
Dynshaw Italia
  (appointed 9 August 1999 and resigned
  on 25 August 1999)                                    --                --                --                 --                --
Sudhir Choudhrie*
  (appointed 15 October 1999)                           --                --                --                 --                --
Peter Cochrane*
  (appointed 25 October 1999)                           --                --                --                 --                --
Enrico Marinelli*
  (appointed 25 October 1999)                           --                --                --                 --                --
                                            --------------    --------------    --------------     --------------    --------------
                                                   284,701                --             1,693                 --           286,394
                                            ==============    ==============    ==============     ==============    ==============


*   Non-Executive Directors

Pensions information

Dinesh Dhamija is a member of a defined contribution scheme. The Company made contributions during the year ended 31 December 2001 of (L)42,000 (2000:
(L)42,000, 1999: (L)nil) in respect of that scheme. No other contributions were made by the Company to defined contribution schemes in the year ended 31 December 2001 (2000: (L)nil, 1999: (L)nil).

Directors' share interests

The interests, beneficial unless otherwise indicated, of the Directors' in the ordinary shares of the Company, as shown by the register maintained under section 325 of the Companies Act 1985, at 31 December 2001, 31 December 2000 and 31 December 1999 (or date of appointment to the Board if later) were as follows:

                                                                                  Interest at        Interest at        Interest at
                                                                                  31 December        31 December        31 December
                                                                                         2001               2000               1999
Dinesh Dhamija*                                                                    26,520,700        132,472,950        114,756,680
Sanjiv Talwar                                                                         320,286          1,601,430          1,601,430
Enrico Marinelli                                                                       28,328          5,229,090          2,501,820
Navneet Bali                                                                            8,856            141,640            441,640


The details above for 2001 reflect the share consolidation on 6 April 2001 as described in Note 19.

* As a result of his interest under a trust which controls Flightbookers Investments Limited, Dinesh Dhamija had an interest in the 25,964,136 shares held by Flightbookers Investments Limited at 31 December 2001, in addition to holding 556,564 shares in his own name, giving this total of 26,520,700. On 17 May 2002, following the payment of the consideration due under a Call Option Agreement dated 16 November, 1999 relating to Callbookers Limited (the holding company for Flightbookers plc acquired by ebookers plc in November 2002), a further 3 million ordinary shares of 14p each were issued to Flightbookers Investments Limited. As a result of this, the interest of Dinesh Dhamija, Chairman and CEO of ebookers plc increased from 26,520,700 to 29,520,700 ordinary shares of 14p in the share capital of the Company. 28,964,136 shares are held by Flightbookers Investments Limited, and 556,564 in Dinesh Dhamija's name. This remained the position at 30 May 2002.

    None of the other Directors who held office at the end of the financial year had any disclosable interest in the shares of any subsidiary of the Company.

Share option information

                                                                                                  Exercise
                                                                                                     price
                         No. share                                                     Exercise        per         Date
                           options         No                                Closing      price   ordinary  exercisable      Expiry
Name                Held at 1/1/01    granted  Exercised     Lapsed         31/12/01          $      share         from        date
                        Footnote 1                                        Footnote 1
Dinesh Dhamija            1% of SC         --         --         --         1% of SC    100,000                16/05/99    20/10/09
                          1% of SC         --         --         --         1% of SC    200,000                11/11/99    20/10/09
                          1% of SC         --         --         --         1% of SC    300,000                11/05/00    20/10/09
                          1% of SC         --         --         --         1% of SC    350,000                11/11/00    20/10/09
                          1% of SC         --         --         --         1% of SC    400,000                11/11/01    20/10/09
Sanjiv Talwar          0.75% of SC         --         --         --      0.75% of SC    150,000                14/05/09    02/03/09
                       0.75% of SC         --         --         --      0.75% of SC    200,000                11/11/99    02/03/09
                          1% of SC         --         --         --         1% of SC                (L)2.18    11/05/00    02/03/09
                          1% of SC         --         --         --         1% of SC                (L)0.58    11/11/00    02/03/09
Peter Cochrane       0.0625% of SC         --         --         --    0.0625% of SC                (L)2.78    25/10/00    24/10/09
                     0.0625% of SC         --         --         --    0.0625% of SC                (L)2.78    25/10/01    24/10/09
                     0.0625% of SC         --         --         --    0.0625% of SC                (L)5.56    25/10/02    24/10/09
                     0.0625% of SC         --         --         --    0.0625% of SC                (L)5.56    31/12/03    24/10/09
Ian Reid                    85,114         --         --         --           85,114                           11/11/99    11/11/09
                            85,114         --         --         --           85,114                           11/11/99    11/11/99
                            85,114         --         --     85,114               --                           11/11/00    11/11/10
                            85,114         --         --     85,114               --                           11/11/00    11/11/10
Navneet Bali                54,000         --         --         --           54,000                (L)2.15    11/11/00    01/08/10
                            55,000         --         --         --           55,000                (L)2.15    02/05/01    01/08/10
                            27,500         --         --         --           27,500                (L)2.15    02/05/02    01/08/10
                            27,500         --         --         --           27,500                (L)3.40    02/05/02    01/08/10
                            55,000         --         --         --           55,000                (L)3,40    02/05/03    01/08/10
                            55,000         --         --         --           55,000                (L)3.40    02/05/04    01/08/10
Glen Trouse Footnote 2      31,918         --         --         --           31,918                (L)2.15*   14/07/00    13/07/10
                            31,918         --         --         --           31,918                (L)2.15*   14/07/01    13/07/10
                            31,918         --         --         --           31,918                (L)3.40    14/07/01    13/07/10
                            31,918         --         --         --           31,918                     --          --          --
                            31,918         --         --     31,918               --                     --          --          --
                            31,918         --         --     31,918               --                     --          --          --
                            31,918         --         --     31,918               --                     --          --          --
                            31,918         --         --     31,918               --                     --          --          --
                            31,918         --         --     31,918               --                     --          --          --
                             7,500         --         --         --            7,500                (L)2.15    01/01/01    13/07/10
                             7,500         --         --         --            7,500                (L)2.15    01/08/01    13/07/10
                             7,500         --         --      7,500               --                     --          --          --
                             7,500         --         --      7,500               --                     --          --          --
                             7,500         --         --         --            7,500                (L)3.40    01/08/01    13/07/10
                             7,500         --         --      7,500               --                     --          --          --
                             7,500         --         --      7,500               --                     --          --          --
                             7,500         --         --      7,500               --                     --          --          --
                                --     40,000         --         --           40,000                (L)3.10    09/08/10    12/10/10
Enrico Marinelli Footnote 3     --      2,348         --         --            2,348                (L)0.17    01/01/01    13/12/10
Jeffrey Sampler                 --      1,794         --         --            1,794                (L)0.17    01/01/01    13/12/10
Sudhir Choudhrie                --      2,348         --         --            2,348                (L)0.17    01/01/01    13/12/10


Footnote 1 - 1 per cent. or 0.75 per cent. or 0.0625 per cent. of share capital the day before the option is exercised. SC equals share capital.

Footnote 2 - Glenn Trouse resigned from the Board on 10 May 2002. He continues to be entitled to the above options.

Footnote 3 - Enrico Marinelli resigned from the Board on 6 February 2002, whereupon his option lapsed.

*   On 27 April 2001, the exercise price per share was reduced from (L)2.78 to
    (L)2.15.

The details above reflect the share consolidation on 6 April 2001 as described in note 19. The share price quoted on Nasdaq is for 1 American Depositary Receipt (ADR) which is equivalent to 2 ordinary shares of 14p each. The price of the Company's shares on Nasdaq at 31 December 2001 was US$2.60 per ADR and the range during the year ended 31 December 2001 was US$2.00 to US$5.00. Therefore the price of the Company's shares on Nasdaq at 31 December 2001 was equivalent to US$1.30 per ordinary share and the range during the year ended 31 December 2001 was US$1.00 to US$2.50. The Company's ordinary shares were listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on 23 April 2001. The price at that date was 99.5p and the range during the period from 23 April 2001 to 31 December 2001 was 68p to 172.5p.

Dinesh Dhamija

During the year ended 31 December 1999, Dinesh Dhamija was granted a series of five options in the Company. Each of these options entitles Dinesh Dhamija to be issued 1 per cent. of the ordinary share capital of the Company on the business day immediately preceding the date of exercise. The first, second, third, fourth and fifth options are all currently exercisable. Each option expires the day before the tenth anniversary of the date of grant. The exercise price of each option is respectively: US$100,000, US$200,000, US$300,000, US$350,000 and US$400,000. Stock compensation expense in the year ended 31 December 2001 relating to Dinesh Dhamija amounted to (L)973,976 (2000: (L)4,880,151).

Sanjiv Talwar

On 3 March 1999, the Company entered into an option agreement with the Company's Managing Director, Sanjiv Talwar, whereby a series of four options were granted to Sanjiv Talwar. Each of the first and second series of these options entitles Sanjiv Talwar to be issued 0.75 per cent. of the ordinary share capital of the Company on the business day immediately preceding the date of exercise. All options are currently exercisable. Each of the options expire ten years after the date of grant. The exercise price of the options is $150,000 for the first series; US$200,000 for the second series; and 50 per cent. of the market value of the Company's common stock shares on the date the option vested for the third and fourth series. Stock compensation expense in the year ended 31 December 2001 relating to Sanjiv Talwar amounted to
(L)13,403 (2000: (L)2,987,575).

Peter Cochrane

Under an option agreement with Peter Cochrane dated 25 October 1999, the Company granted him an option over ordinary shares equal to 0.25 per cent. of the Company's issued share capital at the time of exercise. The Option is exercisable in four equal annual instalments on 25 October of each year from 2000 to 2003. The option price for the first two instalments is (L)2.78 and for the second two instalments is (L)5.56. In the event of a re-organisation or amalgamation of the Company, Peter Cochrane will be entitled to exchange the option for a corresponding option over shares in the new entity. Stock compensation expense in the year ended 31 December 2001 relating to Peter Cochrane amounted to nil (2000: (L)45,107).

Jeffrey Sampler

Stock compensation expense in the year ended 31 December 2001 relating to Jeffrey Sampler amounted to (L)1,158 (2000: nil).

Sudhir Choudrie

Stock compensation expense in the year ended 31 December 2001 relating to Sudhir Choudrie amounted to (L)2,102 (2000: nil).

Market value of the shares

The market value of the shares at 31 December 2001 was $2.60 (2000: $2.50, 1999: $17.31). The high and low market value of the shares during the year to 31 December 2001 was $5 and $2.00, respectively (2000: $42.94 and $2.38, 1999:
$27.75 and $17.31).

Directors' loans

In the year ended 31 December 2001, there were no directors' loans. In the year ended 31 December 2000 the company had loaned one of the directors, Dinesh Dhamija, a maximum of (L)33,151 (1999: (L)22,049 ) with (L)908 outstanding at the year end (1999: (L)22,049), being advances for business expenses. This has been repaid in full as of 7 February 2001. No interest was charged on this loan. Advances for business purposes are available to all directors.

6.  STAFF NUMBERS AND COSTS


                                                                                            2001              2000             1999
                                                                                              No                No               No
The average number of persons employed in the year by the Group (including directors) during the year, analysed by category, was as follows:
Sales and Marketing                                                                          370               396              123
General and Administration                                                                   166               112               30
Product, Technology and Development                                                           85                69               13
                                                                                   -------------     -------------    -------------
                                                                                             621               577              166
                                                                                   =============     =============    =============


                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Staff costs incurred during the year in respect of these employees were:
Wages and salaries                                                                        12,233            10,858              987
Social security costs                                                                      1,590             1,711              164
Other pension costs                                                                           45                71               --
                                                                                   -------------     -------------    -------------
                                                                                          13,868            12,640            1,151
                                                                                   =============     =============    =============


7.  OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Bank interest receivable                                                                   1,128             1,230              273
Net exchange gains                                                                            --               701               --
                                                                                   -------------     -------------    -------------
                                                                                           1,128             1,931              273
                                                                                   =============     =============    =============


8.  INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Bank loans and overdrafts                                                                    122                28               18
Finance leases                                                                                71                --               --
Net exchange losses                                                                          273                --               73
                                                                                   -------------     -------------    -------------
                                                                                             466                28               91
                                                                                   =============     =============    =============


9.  TAX CHARGE/(CREDIT) ON LOSS ON ORDINARY ACTIVITIES

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Overseas taxation                                                                             75                61              (46)
                                                                                   =============     =============    =============


The very low effective rate of tax of the group is due to non-deductible stock compensation expenses and non-recognition of deferred tax assets due to losses arising during the year. The effective tax rate in the year ended 31 December 2001 was 0.29 per cent. (2000: 0.16 per cent.).

10. LOSS PER SHARE

Basic and diluted

The loss per share figure for the year ended 31 December 2001 is based on the loss for the year on ordinary activities after taxation of (L)25,716,000 (2000:(L)37,102,000, 1999: (L)12,792,000) and the weighted average number of shares of 46,336,000 ordinary shares of 14p each (2000: 190,412,000, 1999:
134,816,000 ordinary shares of 2.8p each).

The number of shares used for the calculation of diluted earnings per share in both the current and preceding financial years has not been adjusted for outstanding share options as the effect of these is not dilutive.

For comparative purposes the weighted average number of shares at 31 December 2000 has been calculated as if the share consolidation of 5 ordinary shares of 2.8p each for 1 ordinary share of 14p each had been in place (See note 19). For the purposes of calculating the profit/(loss) per share, it has been assumed that the shares issued on 13 August 1999 were in existence from 1 January 1998.

11. INTANGIBLE FIXED ASSETS

                                                                                        Goodwill             Other            Total
                                                                                         (L)'000           (L)'000          (L)'000
Cost
At 1 Jan 1999                                                                                 --                --               --
Additions                                                                                 10,307                11           10,318
Costs incurred in establishing a new subsidiary                                               40                --               40
                                                                                   -------------     -------------    -------------
At 31 December 1999                                                                       10,347                11           10,358
Additions                                                                                 12,605                --           12,605
                                                                                   -------------     -------------    -------------
At 31 December 2000                                                                       22,952                11           22,963
Additions                                                                                    690                --              690
Adjustment to prior year acquisitions                                                        432                --              432
Disposals                                                                                   (571)               --             (571)
                                                                                   -------------     -------------    -------------
At 31 December 2001                                                                       23,503                11           23,514
                                                                                   =============     =============    =============
Amortisation
At 1 Jan 1999                                                                                 --                --               --
Charged in year                                                                              291                --              291
                                                                                   -------------     -------------    -------------
At 31 December 1999                                                                          291                --              291
Charged in year                                                                            2,811                 6            2,817
                                                                                   -------------     -------------    -------------
At 31 December 2000                                                                        3,102                 6            3,108
Charged in year                                                                            4,690                 5            4,695
Provision for impairment                                                                     784                --              784
Disposals                                                                                   (113)               --             (113)
                                                                                   -------------     -------------    -------------
At 31 December 2001                                                                        8,463                11            8,474
                                                                                   =============     =============    =============
Net book value
At 31 December 2001                                                                       15,040                --           15,040
                                                                                   =============     =============    =============
At 31 December 2000                                                                       19,850                 5           19,855
                                                                                   =============     =============    =============
At 31 December 1999                                                                       10,056                11           10,067
                                                                                   =============     =============    =============

12. TANGIBLE FIXED ASSETS

                                                                                                         Fixtures,
                                                 Freehold and           Website     Computer and     fittings, and
                                    Freehold        leasehold       development   communications            office
                                    property     improvements             costs        equipment         equipment            Total
                                     (L)'000          (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
Cost
At 1 Jan 1999                             --               28                52               51                18              149
Acquisition of a
  subsidiary                              --               59               169              460               159              847
Additions                                 --              134                --              338                38              510
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 December 1999                       --              221               221              849               215            1,506
Acquisition of a
  subsidiary                             477              158                --              462               178            1,275
Additions                                 --              414             2,195            4,082               300            6,991
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 December 2000                      477              793             2,416            5,393               693            9,772
Additions                                 --               32               792            2,056                31            2,911
Acquisition of a
  subsidiary                              --               50                --              233                --              283
Disposals                               (477)             (13)               --               (3)               (5)            (498)
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 December 2001                       --              862             3,208            7,679               719           12,468
                               -------------    -------------     -------------    -------------     -------------    -------------
Depreciation
At 1 Jan 1999                             --                4                30               12                 2               48
Charged in year                           --               46                23               88                28              185
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 December 1999                       --               50                53              100                30              233
Charged in year                           --              146               747            1,183               141            2,217
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 December 2000                       --              196               800            1,283               171            2,450
Charged in year                          179              188             1,423            2,118               118            4,026
Disposals                               (179)              (3)               --               (2)               (4)            (188)
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 December 2001                       --              381             2,223            3,399               285            6,288
                               -------------    -------------     -------------    -------------     -------------    -------------
Net book value
At 31 December 2001                       --              481               985            4,280               434            6,180
At 31 December 2000                      477              597             1,616            4,110               522            7,322
At 31 December 1999                       --              171               168              749               185            1,273
                               =============    =============     =============    =============     =============    =============


The net book value of the group's tangible fixed assets includes (L)1,164,000 (2000: (L)1,394,000, 1999: (L)nil) of computer equipment in respect of assets held under finance leases. In 2000 the group also had (L)14,000 of office equipment held under finance leases.

Development costs capitalised relate to costs incurred in developing the entity's website during the year. Development costs are depreciated over two years.

13. FIXED ASSET INVESTMENTS

                                                         Other
                                                   investments            Total
                                                       (L)'000          (L)'000
Cost and net book value
Additions                                                   29               29
                                                 -------------    -------------
At 31 December 1999                                         29               29
Additions                                                   10               10
                                                 -------------    -------------
At 31 December 2000                                         39               39
Disposals                                                  (39)             (39)
                                                 -------------    -------------
At 31 December 2001                                         --               --
                                                 =============    =============



Acquisition accounting has been used for all acquisitions.

Provision for permanent diminution in value has been made where in the opinion of the Directors, the carrying value of shares in a subsidiary undertaking are in excess of benefits accruing from that subsidiary.

14. DEBTORS

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Trade debtors                                                                              1,903             2,273              760
Other debtors                                                                              2,014             2,279            1,683
Prepayments and accrued income                                                             1,790             3,268              960
                                                                                   -------------     -------------    -------------
                                                                                           5,707             7,820            3,403
                                                                                   =============     =============    =============


15. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Bank overdraft                                                                                --                76              185
Trade creditors                                                                           11,819            12,115            3,054
Taxation and social security                                                                 424               491              267
Corporation tax                                                                              201                79               --
Finance leases                                                                             1,034               369               --
Other creditors                                                                            1,849             2,287            1,003
Accruals and deferred income                                                               6,719             4,343            2,437
                                                                                   -------------     -------------    -------------
                                                                                          22,046            19,760            6,946
                                                                                   =============     =============    =============


16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Finance leases                                                                               200               411               --
                                                                                   =============     =============    =============
The finance lease creditor is repayable as follows:
 Due between one to two years                                                                200               369               --
 Due between two to five years                                                                --                40               --
 Due after more than five years                                                               --                 2               --
                                                                                   -------------     -------------    -------------
                                                                                             200               411               --
                                                                                   =============     =============    =============


The amounts due under the finance lease are secured on the equipment purchased.

17. PROVISIONS FOR LIABILITIES AND CHARGES

There were no provisions for deferred tax either provided or unprovided at 31 December 2001, 2000 or 1999.

Deferred tax assets arising on losses incurred during the current and preceding years have not been recognised.

18. ACQUISITIONS


Year ended 31 December 2001

                                                                                                             Other
                                                                                       Mr Jet AB      Acquisitions            Total
                                                                                         (L)'000           (L)'000          (L)'000
Tangible fixed assets                                                                        159               124              283
Debtors                                                                                      554                 3              557
Cash                                                                                         414                 5              419
Creditors                                                                                   (699)             (153)            (852)
                                                                                   -------------     -------------    -------------
Net assets at book and fair value                                                            428               (21)             407
Goodwill                                                                                     561               129              690
                                                                                   -------------     -------------    -------------
                                                                                             989               108            1,097
                                                                                   =============     =============    =============
Fair value consideration
Satisfied by cash                                                                             30                29               59
Satisfied by shares                                                                          959                79            1,038
                                                                                   -------------     -------------    -------------
                                                                                             989               108            1,097
                                                                                   =============     =============    =============


On 27 March 2001, the Company purchased the entire ordinary share capital of Mr Jet AB, whose previous accounting period was for the 16 months ended 31 December 2000. Mr Jet AB had a loss after tax of (L)329,000 from the previous accounting period end to the date of acquisition and a loss of (L)7,702,000 for the previous accounting period. The Company incurred professional costs of
(L)30,000 relating to this acquisition.

Year ended 31 December 2000

                                      Reisbureau                          Viajes
                                            Nova  Reisegalleriet      Dimensiones    Flightbookers           Other
                                              BV             A/S               SL              plc    Acquisitions            Total
                                         (L)'000         (L)'000          (L)'000          (L)'000         (L)'000          (L)'000
Tangible fixed assets                         73              94               59            1,048              --            1,274
Debtors                                      424             638              210            2,752              --            4,024
Cash                                          98             286               72            9,946              --           10,402
Creditors                                   (438)         (1,012)            (392)         (13,324)           (239)         (15,405)
                                   -------------   -------------    -------------    -------------   -------------    -------------
Net assets at book value                     157               6              (51)             422            (239)             295
Fair value adjustment                         --              --               --               --             506              506
                                   -------------   -------------    -------------    -------------   -------------    -------------
Net assets at fair value                     157               6              (51)             422             267              801
Goodwill                                     839             571              971           10,112             111           12,604
                                   -------------   -------------    -------------    -------------   -------------    -------------
                                             996             577              920           10,534             378           13,405
                                   =============   =============    =============    =============   =============    =============
Fair value consideration
Satisfied by cash                            915             577              920               28             378            2,818
Satisfied by shares                           81              --               --            5,253              --            5,334
Satisfied by shares to be
  issued                                      --              --               --            5,253              --            5,253
                                   -------------   -------------    -------------    -------------   -------------    -------------
                                             996             577              920           10,534             378           13,405
                                   =============   =============    =============    =============   =============    =============

                                                                       17 March         24 March             3 May      16 November
Date of acquisition                                                        2000             2000              2000             2000
Ordinary shares acquired                                                   100%             100%              100%             100%


                                                                     30 October      31 December       31 December      31 December
Date of previous accounting period                                         1999             1999              1999             1999
(Loss)/profit after tax from previous accounting period end
  to date of acquisition                                                     (2)             (29)             (124)              58
Profit/(loss) after tax for previous accounting period                       36              (95)              (72)             294


All fair value adjustments were as a result of revaluations of the company's assets and liabilities. Since the acquisition of all the above except Flightbookers plc, the group has incurred costs of (L)220,194 in respect of developing their local websites. Flightbookers has remained an offline business.

In accordance with the acquisition terms of Flightbookers plc, the purchase consideration satisfied by shares was calculated using the market value existing at the time of issue and the remaining (L)5,252,837 is payable within 2 years in either shares or cash. This is subject to stringent terms and conditions to ensure that no cash payment is made unless the Group achieves positive cash flow or additional shareholder funds.

Acquisition accounting has been used for all acquisitions.

Flightbookers plc is a substantial acquisition. The following information relates to the period 1 January 2000 to 16 November 2000.

                                                                             (L)
Turnover (excluding ebookers.com)                                         37,577
Operating profit                                                          (1,189)
Profit before tax                                                             (7)
                                                                   =============
Statement of recognised gains and losses
Loss for the period                                                         (724)
Revaluation reserve                                                          (90)
                                                                   -------------
Total recognised losses for the period                                      (814)
                                                                   =============

Year ended 31 December 1999

                          Electronic
                            commerce
                         division of              La                                                          Other
                       Flightbookers       Compagnie   Flightbookers           Lloyd        Airways    acquisitions
                                 plc     des voyages         Limited           Tours         MIC AB     (see below)           Total
                             (L)'000         (L)'000         (L)'000         (L)'000        (L)'000         (L)'000         (L)'000
Intangible fixed
 assets                            7              --              --              --            185              --             192
Tangible fixed
 assets                           16              71              88              46             81             123             425
Debtors                            2              38             292             159            856             367           1,714
Cash                              --             518              --             793            215             144           1,670
Creditors                         --            (547)           (216)           (626)        (1,559)           (610)         (3,558)
                        ------------    ------------    ------------    ------------   ------------    ------------    ------------
Net assets at book
 value                            25              80             164             372           (222)             24             443
Fair value
 adjustment                       --              --              --              --           (701)             --            (701)
                        ------------    ------------    ------------    ------------   ------------    ------------    ------------
Net assets at fair
 value                            25              80             164             372           (923)             24            (258)
Goodwill                       3,376             652             947             622          3,827             883          10,307
                        ------------    ------------    ------------    ------------   ------------    ------------    ------------
                               3,401             732           1,111             994          2,904             907          10,049
                        ============    ============    ============    ============   ============    ============    ============
Fair value
 consideration
Satisfied by cash                 --             732           1,111             994          2,178             907           5,922
Satisfied by shares            3,401              --              --              --             --              --           3,401
Satisfied by shares
 to be issued                     --              --              --              --            726              --             726
                        ------------    ------------    ------------    ------------   ------------    ------------    ------------
                               3,401             732           1,111             994          2,904             907          10,049
                        ============    ============    ============    ============   ============    ============    ============


                           13 August       20 August      20 October      1 December    31 December
Date of acquisition             1999            1999            1999            1999           1999
Ordinary shares
 acquired                       100%            100%            100%            100%           100%

                                                  31 December       31 December         31 March          31 March      31 December
Date of previous accounting period                       1998              1998             1999              1999             1998
Profit after tax from previous accounting
  period end to date of acquisition                         7                50               31               237               23
Profit after tax for previous accounting
  period                                                   --                68               52                44               49


All fair value adjustments were as a result of revaluations of the company's assets and liabilities.

Other acquisitions include the acquisition of the entire share capital of Teletravel Flugreisen GmbH on 29 September 1999, TIBUR GmbH that purchased the business of Take Off Reisen GmbH on 1 December 1999 and SOF Cosmos Flugreisen GmbH and Geotours AS on 31 December 1999.

On 13 August 1999, ebookers.com plc issued 3,400,519 shares to Carbookers Limited in exchange for the trade and assets of the electronic division of Flightbookers plc, a subsidiary of Carbookers Limited.

On 21 October 1999 the company acquired all the share capital of Oldbookers plc, a company under common control, through a share for share exchange. For this group reconstruction, merger accounting has been used. Accordingly, these financial statements reflect the results of Oldbookers plc from it's date of incorporation on 11 March 1999.

Acquisition accounting has been used for all other subsidiaries.

19. CALLED UP SHARE CAPITAL

                                                                      2001     2001           2000     2000           1999     1999
                                                                       No.  (L)'000            No.  (L)'000            No.  (L)'000
Authorised:
Ordinary shares of (L)0.14 each (2000: (L)0.028, 1999:
  (L)0.28)                                                      71,428,570   10,000    357,142,850   10,000    357,142,850   10,000
                                                               -----------    -----    -----------    -----    -----------    -----
Allotted, called up and fully paid:
Ordinary shares of (L)0.14 each (2000: (L)0.028, 1999;
  (L)0.28)                                                      46,833,516    6,557    226,447,644    6,341    170,227,820    4,766
                                                               -----------    -----    -----------    -----    -----------    -----


                                                                                                                              Share
                                                                                                                            Capital
                                                                                                     Number                 (L)'000
Issue of common stock                                                                             3,400,519                   3,401
                                                                                                -----------             -----------
Before share split                                                                                3,400,519                   3,401
                                                                                                -----------             -----------
After share split                                                                                12,144,711                   3,401

Issue of common stock - 21 October 1999                                                           1,448,410                     405
Issue of common stock - 11 November 1999                                                          3,400,000                     952
Issue of common stock -11 November 1999                                                              29,661                       8
                                                                                                -----------             -----------
At 31 December 1999                                                                              17,022,782                   4,766
Share split                                                                                     153,205,038                      --
Issue of common stock - 25 January 2000                                                             630,300                      18
Issue of common stock - 31 May 2000                                                                  67,514                       2
Issue of common stock - 24 July 2000                                                             40,486,360                   1,134
Issue of common stock - 23 August 2000                                                               35,650                       1
Issue of common stock - 16 November 2000                                                         15,000,000                     420
                                                                                                -----------             -----------
                                                                                                226,447,644                   6,341
Issue of ordinary shares for Mr Jet acquisition (27 March 2001)                                   6,044,805                     169
Share consolidation on 6 April 2001                                                            (185,993,959)                     --
Issue of ordinary shares for Technovate acquisition (1 September 2001)                               81,126                      11
Issue of ordinary shares for non-cash consideration                                                 253,900                      36
                                                                                                -----------             -----------
As at 31 December 2001                                                                           46,833,516                   6,557
                                                                                                ===========             ===========


1999

On 20 October 1999 the Company carried out a 25 for 7 share split resulting in its ordinary shares having a nominal value of 28p rather than (L)1.

On 25 October 1999 ebookers.com plc granted share options to its non executive directors in accordance with the terms of their employment. Stock compensation expense on the options granted to the non-executive directors amounted to
(L)29,351.

The shares issued on 13 August 1999 were in connection with the acquisition of the electronic commerce division of Flightbookers Limited. The shares issued on 21 October 1999 were in exchange for the shares of Oldbookers plc. The 3,400,000 shares issued on 11 November 1999 were part of the company's initial public offering and were in exchange for cash.

On 11 November 1999 ebookers.com plc issued 29,661 shares to Flightbookers plc employees at (L)2.02 per share. Stock compensation expense on the shares issued to Flightbookers plc employees amounted to (L)270,893, which has been charged to the profit and loss account and credited to the profit and loss reserve.

2000

On 25 January 2000, 63,030 ordinary shares of 28p each were issued for
(L)708,000. After the share split referred to below, these shares became 630,300 ordinary shares of 2.8p each.

On 26 April 2000 the Company, by ordinary resolution of its shareholders, sub-divided all its existing authorised and issued share capital from shares of par value 28p per share to shares of par value 2.8p per share. The numbers of shares referred to below reflect that split.

On 31 May 2000, 67,514 ordinary shares of 2.8p each were issued for (L)49,000. On 23 August 2000, 35,650 ordinary shares of 2.8p each were issued for
(L)74,000. On 16 November 2000 15,000,000 ordinary shares of 2.8p each were issued for (L)5,253,000.

On 24 July 2000 the Company offered 40,486,360 ordinary shares of 2.8p via a private placing. The shares were issued for (L)28,066,000. Share issue costs as a result of the issue amounted to (L)1,333,000 which has been netted off against the proceeds of the share issue.

A total of 56,219,824 ordinary shares of 2.8p were issued during the year to 31 December 2000 for (L)34,150,000. The excess of issue price over the par value of (L)32,575,000 was credited to additional paid in capital.

The share price quoted on the Nasdaq is for 1 ADR which is equivalent to 10 ordinary shares of 2.8p each.

2001

On 6 April 2001, a consolidation of 5 Ordinary shares at 2.8p each for 1 Ordinary share of 14p occurred.

The share price quoted on the NASDAQ is for 1 American Depositary Receipt
(ADR) which is equivalent to 2 ordinary shares of 14p each

Share options outstanding at 31 December 1999

All the share options held by Directors remain outstanding at 31 December 1999. In addition the following share options held by employees were outstanding over 688,908 unissued ordinary shares.

                                 Number of shares                      Option price per share
                                          344,454                                    US$ 0.90
                                          344,454                                    US$ 1.80


The options vest over various periods and can be exercised up to the expiry date which is determined upon grant of the options. In general options granted to employees expire upon termination of employment.

No options expired or were exercised during the period.

Share options outstanding at 31 December 2000

The following share options held by employees were outstanding over 10,170,460 unissued ordinary shares.

                                 Number of shares                      Option price per share
                                        3,439,190                                    US$ 0.70
                                          659,570                                    US$ 0.90
                                        4,548,320                                    US$ 1.80
                                        1,523,380           Market price at the date of grant
                           ----------------------
                                       10,170,460
                           ======================


Share options relating to Dinesh Dhamija, Sanjiv Talwar and Peter Cochrane are not included in the share options held by employees as they are based on a percentage of the issued share capital at the time of exercise. Share options relating to Navneet Bali, Iain Reid and Glenn Trouse are included in the share options held by employees.

The options vest over various periods and can be exercised up to the expiry date which is determined upon grant of the options. In general options granted to employees expire upon termination of employment.

No options expired or were exercised during the year.

Share options outstanding at 31 December 2001

All the share options held by the Directors remain outstanding at 31 December 2001. In addition, the following share options held by employees were outstanding over 1,465,865 ordinary shares.

                                 Number of shares                      Option price per share
                                          478,774                                    US$ 3.50
                                          358,550                                    US$ 5.50
                                          628,541           Market price at the date of grant
                            ---------------------
                                        1,465,865
                            =====================


Share options relating to Dinesh Dhamija, Sanjiv Talwar and Peter Cochrane are not included in the share options held by employees as they are based on a percentage of the issued share capital at the time of exercise. Share options relating to Navneet Bali, Iain Reid and Glenn Trouse are included in the share options held by the employees.

The options vest over various periods and can be exercised up to the expiry date which is determined upon grant of the options. In general, options granted to employees expire upon termination of employment.

20. STATEMENT OF MOVEMENT OF RESERVES

                                                                          Share                                          Profit and
                                                                        Premium           Merger         Shares to             loss
                                                                        Account          Reserve         be issued          account
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Group
At 1 January 1999                                                            --               --                --               57
Charge in relation to share related remuneration                             --               --             7,387              271
Premium on share issues, net of share issue costs                        35,559            1,404                --               --
Shares to be issued on acquisition of Airways MIC AB                         --               --               726               --
Exchange adjustments                                                         --               --                --              (57)
Adjustments for retained earnings of acquired subsidiaries                   --               --                --             (100)
Retained loss for the period 11 March 1999 to 31 December
  1999                                                                       --               --                --          (12,792)
                                                                  -------------    -------------     -------------    -------------
At 31 December 1999                                                      35,559            1,404             8,113         (12,621)
Share options purchased                                                      --               --                20               --
Charge in relation to share related remuneration                             --               --             9,648               --
Premium on share issues, net of share issue costs                        32,575               --              (726)              --
Shares to be issued on acquisition                                           --               --             5,253               --
Exchange adjustments                                                         --               --                --              (60)
Retained loss for the year                                                   --               --                --          (37,102)
                                                                  -------------    -------------     -------------    -------------
At 31 December 2000                                                      68,134            1,404            22,308          (49,783)
Charge in relation to share related remuneration                             --               --               831               --
Premium on share issues, net of share issue costs                           391              790                --               --
Exchange adjustments                                                         --               --                --             (137)
Retained loss for the year                                                   --               --                --          (25,716)
                                                                  -------------    -------------     -------------    -------------
At 31 December 2001                                                      68,525            2,194            23,139          (75,636)
                                                                  =============    =============     =============    =============


The merger reserve represents the share premium arising on shares issued in Oldbookers plc prior to its share for share exchange with the Company on 20 October 1999 and the share premium arising on shares issued in the share for share exchange on the acquisition of Mr Jet AB on 27 March 2001.

The consolidated loss for the financial year includes a loss of (L)24,503,000 (2000: (L)33,402,000, 1999: (L)10,568,000), which relates to the Company.
Included within shares to be issued is an amount of (L)5,253,000

(2000: (L)5,253,000, 1999: Nil) in respect of shares to be issued in connection with the acquisition of Callbookers Limited on 16 November 2000. On May 2002, 3,000,000 ordinary shares were issued at a premium of (L)1.61 per share in satisfaction of this liability.

21. COMMITMENTS

There were no capital commitments at the end of the financial year, other than
(L)403,000 for the fitting out and equipping of a new call centre building in Delhi, India. (2000: (L)nil, 1999: (L)nil).

Annual commitments under non-cancellable operating leases are as follows:

                                                        1999                          2000                          2001
                                             --------------------------    --------------------------    --------------------------
                                                Land and                      Land and                      Land and
                                               buildings          Other      buildings          Other      buildings          Other
                                                 (L)'000        (L)'000        (L)'000        (L)'000        (L)'000        (L)'000
Group
Operating leases which expire:
Within one year                                       --             --            183            114             55             24
Within two to five years inclusive                   195             41            848            148            251             57
Over five years                                      124             --             24             --            883             --
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                     319             41          1,055            262          1,189             81
                                             ===========    ===========    ===========    ===========    ===========    ===========


22. FINANCIAL INSTRUMENTS

With the exception of certain finance leases, the group is financed by equity, not debt.

The only financial instruments at 31 December 2001 were finance leases and cash. Short term debtors and creditors arising directly from the group's operations are excluded from the following disclosures.

All categories of financial asset and liability are carried at fair value on the balance sheet.

Interest rate and currency of financial assets and liabilities

                                                                                                           Finance
                                                                           Cash        Overdraft            Leases            Total
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
At 31 December 2001
Sterling                                                                 15,707               --            (1,234)          14,473
Euro currencies                                                           3,484               --                --            3,484
US Dollar                                                                   584               --                --              584
Other currencies                                                            323               --                --              323
                                                                  -------------    -------------     -------------    -------------
                                                                         20,098               --            (1,234)          18,864
At 31 December 2000
Sterling                                                                  7,072               --              (780)           6,292
Euro currencies                                                          25,084              (76)               --           25,008
US Dollar                                                                 1,382               --                --            1,382
Other currencies                                                              1               --                --                1
                                                                  -------------    -------------     -------------    -------------
                                                                         33,539              (76)             (780)          32,683
At 31 December 1999
Sterling                                                                  1,114               --                --            1,114
Euro currencies                                                           7,901             (185)               --            7,716
US Dollar                                                                20,380               --                --           20,380
Other currencies                                                             --               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                         29,395             (185)               --           29,210
                                                                  =============    =============     =============    =============

The Group has significant cash balances and deposits held with banks. In order to optimise the income received on these deposits the Group continuously reviews the terms of these deposits to take advantage of the best market rates. Cash balances are deposited only with institutions with a high credit rating.

The interest rates on cash and on floating rate borrowing are determined by reference to national LIBOR equivalents.

Currency profile

The group has overseas subsidiaries which operate primarily in continental Europe. These were all acquired without debt.

The main functional currencies of the group are sterling and the Euro. All subsidiaries operate and trade in their local operating currency.

Maturity

The repayment terms of finance leases are disclosed in notes 15 and 16.

23. RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING
    ACTIVITIES

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Operating loss                                                                           (26,303)          (38,945)         (13,020)
Depreciation                                                                               4,026             2,217              185
Amortisation and provision for impairment                                                  5,480             2,817              291
Profit on sale of fixed assets                                                              (412)               --               --
Goodwill write-off on disposal of subsidiary                                                 458                --               --
Stock compensation charge                                                                    831             9,648            7,658
Issue of shares for non-cash consideration                                                   359                --               --
Exchange losses                                                                             (137)               --               --
Decrease/(Increase) in debtors                                                             2,670              (392)          (1,266)
(Decrease)/Increase in creditors                                                             722            (2,431)           2,031
                                                                                   -------------     -------------    -------------
Net cash outflow from operating activities                                               (12,306)          (27,086)          (4,121)
                                                                                   =============     =============    =============

24. ANALYSIS OF NET FUNDS

                                                                             At
                                                                      1 January             Cash          Exchange
                                                                           2001             flow          movement             2001
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Cash at bank and in hand                                                 33,539          (13,168)             (273)          20,098
Overdraft                                                                   (76)              76                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                         33,463          (13,092)             (273)          20,098
Finance leases                                                             (780)            (454)               --           (1,234)
                                                                  -------------    -------------     -------------    -------------
Total                                                                    32,683          (13,546)             (273)          18,864
                                                                  -------------    -------------     -------------    -------------


                                                                                    Acquisitions
                                                                                   and disposals
                                          At                                           excluding
                                   1 January        Other non                           cash and          Exchange
                                        2000     cash charges         Cash flow       overdrafts          movement             2000
                                     (L)'000          (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
Cash at bank and in hand              29,395               --             3,443               --               701           33,539
Overdraft                               (185)              --               110               --                --              (75)
                               -------------    -------------     -------------    -------------     -------------    -------------
                                      29,210               --             3,553               --               701           33,464
Finance leases                            --             (767)               --              (14)               --             (781)
                               -------------    -------------     -------------    -------------     -------------    -------------
Total                                 29,210             (767)            3,553              (14)              701           32,683
                               -------------    -------------     -------------    -------------     -------------    -------------


                                                                             At
                                                                      1 January             Cash          Exchange
                                                                           1999             flow          movement             1999
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Cash at bank and in hand                                                     --           29,395                --           29,395
Overdraft                                                                   (17)            (168)               --             (185)
                                                                  -------------    -------------     -------------    -------------
Total                                                                       (17)          29,227                --           29,210
                                                                  -------------    -------------     -------------    -------------


Cash at bank and in hand includes (L)2,392,000 held as security against bonds.

25. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                                                            2001              2000             1999
                                                                                         (L)'000           (L)'000          (L)'000
Increase/(Decrease) in cash in the year                                                  (13,168)            3,443           29,395
Decrease in overdraft in the year                                                             76               110             (168)
                                                                                   -------------     -------------    -------------
                                                                                         (13,092)            3,553           29,227
Cash outflow from decrease in lease financing                                                746                --               --
                                                                                   -------------     -------------    -------------
Changes in net funds resulting from cash flows                                           (12,346)            3,553           29,227
Finance leases acquired with subsidiary                                                       --               (14)              --
New finance leases                                                                        (1,200)             (767)              --
Translation differences                                                                     (273)              701               --
                                                                                   -------------     -------------    -------------
Movement in net funds for the year                                                       (13,819)            3,473           29,227
Net funds/(debt) at 1 January                                                             32,683            29,210              (17)
                                                                                   -------------     -------------    -------------
Net funds at 31 December                                                                  18,864            32,683           29,210
                                                                                   =============     =============    =============

26. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

                                         2001             2000              1999
                                      (L)'000           (L)'000          (L)'000
Net assets acquired
Intangible fixed assets                     --               --                7
Tangible fixed assets                     283            1,275               425
Debtors                                   557            4,024             1,714
Cash                                      419           10,402             1,670
Creditors                                (852)         (14,900)           (4,074)
                                -------------    -------------     -------------
                                          407              801              (258)
                                -------------    -------------     -------------
Net assets at book and
  fair value                              407              801              (258)
Goodwill                                  690           12,604            10,307
                                -------------    -------------     -------------
Consideration                           1,097           13,405            10,049
                                =============    =============     =============


                                         2001              2000             1999
                                      (L)'000           (L)'000          (L)'000
Consideration
Cash                                       59             2,819            5,922
Shares                                  1,038             5,333            3,401
Shares to be issued                        --             5,253              726
                                -------------     -------------    -------------
                                        1,097            13,405           10,049
                                =============     =============    =============


The subsidiary undertakings acquired in the year utilised (L)668,000 (2000:
(L)7,311,000) of the Group's net operating cash flows, received (L)8,000 (2000: (L)43,000) in respect of net returns on investment and servicing of finance, paid (L)nil (2000: (L)nil) in respect of taxation, utilised (L)23,000 (2000: (L)191,000) for investing activities and repaid (L)nil (2000: (L)1,000) of finance lease capital. Acquired subsidiaries did not have a material impact on the Group's cash flow in the year ended 31 December 1999.

27. SUBSIDIARY UNDERTAKINGS


                                                                     Country of           Principal      Class of     Percentage of
                                                                  incorporation            activity          held        shares and
                                                                                                                      voting rights
Subsidiary undertakings of ebookers plc
La Compagnie Des Voyages SA                                              France        Travel agent      Ordinary              100%
Teletravel Flugreisen GmbH                                              Germany        Travel agent      Ordinary              100%
ebookers.com SA                                                     Switzerland        Travel agent      Ordinary              100%
ebookers.ie Limited (formerly Flightbookers Limited)                    Ireland        Travel agent      Ordinary              100%
Take Off Reisen GmbH (formerly TIBUR GmbH)                              Germany        Travel agent      Ordinary              100%
OY Lloyd Tours Ltd                                                      Finland        Travel agent      Ordinary              100%
Geotours AS                                                              Norway        Travel agent      Ordinary              100%
Airways MIC AB                                                           Sweden        Travel agent      Ordinary              100%
Reisbureau Nova BV                                                  Netherlands        Travel agent      Ordinary              100%
Viajes Dimensiones SL                                                     Spain        Travel agent      Ordinary              100%
Callbookers Limited                                                     England         Holding Co.      Ordinary              100%
Mr Jet AB                                                                Sweden        Travel agent      Ordinary              100%
Gate Pacific Limited                                                  Mauritius          Holding Co      Ordinary              100%
Studentbookers.com Ltd                                                  England             Dormant      Ordinary              100%
ebookers.com Ltd                                                        England             Dormant      Ordinary              100%
Insurancebookers.com Ltd                                                England             Dormant      Ordinary              100%
Hotelbookers Ltd                                                        England             Dormant      Ordinary              100%
Flightbookers.com Ltd                                                   England             Dormant      Ordinary              100%
Cruisebookers Ltd                                                       England             Dormant      Ordinary              100%

Subsidiary undertakings owned by Airways MIC AB
STT Airways AB                                                           Sweden        Travel agent      Ordinary              100%
Biljettakuten AB                                                         Sweden        Travel agent      Ordinary              100%
STT Airways Net AB                                                       Sweden        Travel agent      Ordinary              100%
STT Airways Business AB                                                  Sweden        Travel agent      Ordinary              100%
ebookers.se AB                                                           Sweden             Dormant      Ordinary              100%

Subsidiary undertakings owned by Callbookers Ltd
Flightbookers plc                                                       England        Travel agent      Ordinary              100%

Subsidiary undertakings owned by Mr Jet AB
Mr Jet OY                                                               Finland        Travel Agent      Ordinary              100%
Mr Jet OY                                                               Denmark        Travel Agent      Ordinary              100%
Mr Jet OY                                                                Norway        Travel Agent      Ordinary              100%

Subsidiary undertakings owned by Gate Pacific Limited
Technovate Data and Services Private Ltd                                  India       Call Centre &      Ordinary              100%
                                                                                        Back Office
                                                                                           Services


28. RELATED PARTY DISCLOSURES

2001

No material related party transactions took place in 2001.

2000

During the two years ended 31 December 1999, the operations of ebookers and Flightbookers plc were controlled by Flightbookers S.A.R.L., a company controlled by Dinesh Dhamija. The ownership interests of the Company as at 31 December 2000 are set out in note 29 below.

On 16 November 2000, in accordance with the Agreement described below, the Company acquire Flightbookers plc, a related party, through the acquisition of Callbookers Limited for consideration of (L)10,534,000.

In the period up to the acquisition of Flightbookers plc, the Group paid booking fees to Flightbookers of (L)716,905 (1999: (L)281,798) which are included in administrative operating expenses in the consolidated profit and loss account. Other costs relating to services provided by Flightbookers plc have been directly charged to the Group at cost or allocated on a pro rata basis based on sales or any other method which has been deemed more appropriate by the management of the two companies.

No significant transaction with directors or other executive officers of ebookers.com plc have occurred during the period.

1999

On 13 August 1999 ebookers.com plc acquired the electronic commerce division and Internet related assets and liabilities of Flightbookers plc. The reorganisation allowed Flightbookers plc to separate its traditional retail and telephone based sales infrastructure from the Internet based sales infrastructure and to establish ebookers.com plc as an independent Internet Company.

In connection with the reorganisation of the business of Flightbookers plc, ebookers.com plc and Flightbookers S.A.R.L signed a call agreement ("the Agreement") on 11 November 1999, the time of the Initial Public Offering enabling ebookers.com plc to purchase all of the share capital of Callbookers Limited, the parent company of Flightbookers plc. The agreement was exercisable at any time from one to three years after the date of ebookers.com plc Initial Public Offering at prices which increased incrementally by (L)1.5 million as follows:

-       on the first anniversary                                 (L)15.0 million
-       after the first, but before the second anniversary       (L)16.5 million
-       after the second, but before the third anniversary       (L)18.0 million

On 12 August 1999 ebookers.com plc signed, and on 27 August 1999 amended, Trading and Services and Licence Agreements with Flightbookers plc to outline and define the services to be provided by the relative parties.

Under the terms of the Trading Agreement, Flightbookers plc agreed to make full details of its inventory of negotiated fare airline tickets and other travel products and services available to ebookers.com plc. Incentives and fees payable by airlines, hotels, tour operators, insurers and car rental companies were to be allocated between Flightbookers plc and ebookers.com plc based on the sales made by relevant parties in the preceding month. Additionally, Flightbookers plc granted ebookers.com plc a world-wide licence for a period of five years for use of their name and logo in connection with the sale of travel products and services on the Internet.

Under the terms of the Services and Licence Agreement dated 12 August 1999, Flightbookers plc agreed to provide ebookers.com plc with services, including fulfilment of ticket sales, access to CRS systems, employee training and recruitment, accounting services and leased premises, as requested by ebookers.com plc. ebookers.com plc agreed to pay Flightbookers plc (L)11 for each booking which is ticketed with Flightbookers plc. This amount was estimated to reflect the average cost per booking. Every six months, the Company was to review the actual costs incurred by Flightbookers plc and may agree to adjust the (L)11 fee to reflect the estimated costs for the next six months. For other services not related to the processing of tickets, ebookers.com plc agreed to pay Flightbookers plc on an "at cost" basis. Where costs are not separately identifiable, Flightbookers plc and ebookers.com plc allocated these costs between themselves using a pro rata basis based on sales or any other method agreed as appropriate by the two parties. After 31 January 2000, ebookers.com plc was to pay Flightbookers plc its costs plus a 10 per cent. premium on the services that it provides.

Both the Trading and Services and Licence Agreement were contracted for a minimum of five years unless either party terminates the agreements.

29. ULTIMATE PARENT COMPANY AND CONTROL

The company is a subsidiary undertaking of Flightbookers Investments Limited, a company registered in Jersey, which indirectly holds 58.12 per cent. of the company. However, Dinesh Dhamija is not considered the ultimate controlling party by virtue of a Relationship Agreement dated 19 March 2001 between Dinesh Dhamija and the Company.

Pursuant to this agreement, Dinesh Dhamija has provided undertakings to the Company in relation to the exercise of his voting rights in respect of the ordinary share capital of the Company, such that, the Company is capable at all times of carrying on business independently of him and all transactions entered into between Dinesh Dhamija and the Company are, and will be, made on an arm's length basis and on normal contractual terms.

                                     PART V

               ACCOUNTANTS' REPORT ON TRAVELBAG HOLDINGS LIMITED




[ERNST & YOUNG GRAPHIC OMITTED]


The Directors
ebookers plc
25 Farringdon Street
London
EC4A 4AB

Evolution Beeson Gregory Limited
The Registry
Royal Mint Court
London
EC3N 4LB

                                                                21 January 2003

Dear Sirs

INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the Circular dated 21 January 2003 of ebookers plc.

Basis of preparation

The financial information set out in Part V of the Circular is based on the audited consolidated financial statements of Travelbag Holdings Limited for the three years ended 31 March 2002 and the seven months ended 31 October 2002 after making such adjustments as we considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of Travelbag Holdings Limited who approved their issue.

The directors of ebookers plc are responsible for the contents of the Circular dated 21 January 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Circular dated 21 January 2003, a true and fair view of the state of affairs of Travelbag Holdings Limited as at the dates stated and of its profits and losses, cash flows and recognised gains and losses for the periods then ended.

GROUP PROFIT AND LOSS ACCOUNT


                                                    Seven
                                             months ended
                                               31 October                  Year ended 31 March
                                                     2002             2002              2001             2000
                                  Notes           (L)'000          (L)'000           (L)'000          (L)'000
Gross Sales*                                      116,305          165,788           140,862          119,780
                                            =============    =============     =============    =============
Turnover
Ongoing                               2           113,828          145,343           137,141          116,983
Acquisitions                                           --           16,421                --               --
                                            -------------    -------------     -------------    -------------
                                                  113,828          161,764           137,141          116,983
Cost of sales
Ongoing                                            96,159          124,011           116,407           98,076
Acquisitions                                           --           14,054                --               --
                                            -------------    -------------     -------------    -------------
                                                   96,159          138,065           116,407           98,076
                                            -------------    -------------     -------------    -------------
Gross profit                                       17,669           23,699            20,734           18,907

Administrative
  expenses
Ongoing                                            17,776           21,655            20,213           20,457
Acquisitions                                           --            1,986                --               --
                                            -------------    -------------     -------------    -------------
                                                   17,776           23,641            20,213           20,457
Operating (loss)/
  profit
Ongoing                                              (107)            (323)              521           (1,550)
Acquisitions                                           --              381                --               --
                                            -------------    -------------     -------------    -------------
                                                     (107)              58               521           (1,550)
Profit on sale of
  fixed assets                        9                --              456                --               --
Interest receivable
  and similar income                  6               473              827               901              561
Other income                                           26                6                --               89
                                            -------------    -------------     -------------    -------------
                                                      499              833               901              650
                                            -------------    -------------     -------------    -------------
Profit/(loss) on
  Ordinary Activities
  before Taxation                                     392            1,347             1,422             (900)
Tax on profit/(loss)
  on ordinary activities              7               350               37               604             (185)
                                            -------------    -------------     -------------    -------------
Profit/(loss) on
  Ordinary Activities
  after Taxation                                       42            1,310               818             (715)
Equity dividends                                       11               --                --               --
Non-equity dividends                 18                22               38                38               --
                                            -------------    -------------     -------------    -------------
Profit/(loss)
  Retained for the
  Financial Year                                        9            1,272               780             (715)
                                            =============    =============     =============    =============


There are no recognised gains or losses other than the profit or loss for the seven months ended 31 October 2002 and the three years ended 31 March 2002.

There are no differences between the profit stated on an historical cost basis and the profit as presented above and therefore no note of historical cost profits and losses is presented.

* Gross Sales represent the total transaction value of negotiated and published fares.

GROUP BALANCE SHEET


                                                                          As at
                                                                     31 October                     As at 31 March
                                                                           2002             2002              2001             2000
                                                        Notes           (L)'000          (L)'000           (L)'000          (L)'000
Fixed assets
Intangible assets                                           8             3,670            4,189                --               --
Tangible assets                                             9             6,162            5,422             4,530            5,062
                                                                  -------------    -------------     -------------    -------------
Current assets                                                            9,832            9,611             4,530            5,062
Stocks                                                     10                94              109                87               46
Investments                                                11                89               89               161              161
Debtors                                                    12             4,128            6,777             3,600            3,045
Cash at bank and in hand                                                 41,765           20,042            14,942           13,702
                                                                  -------------    -------------     -------------    -------------
                                                                         46,076           27,017            18,790           16,954
Creditors: amounts falling due within one
  year                                                     13            46,136           27,028            20,045           19,521
                                                                  -------------    -------------     -------------    -------------
Net current liabilities                                                     (60)             (11)           (1,255)          (2,567)
Total assets less current liabilities                                     9,772            9,600             3,275            2,495
Creditors: amounts falling due after more
  than one year                                            14             1,213            1,050                --               --
Provisions for liabilities and charges
Deferred taxation                                          17                --               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                          8,559            8,550             3,275            2,495
                                                                  =============    =============     =============    =============
Capital and reserves
Called up share capital                                    18            17,926           17,926            13,923           13,923
Preference shares                                          18             1,250            1,250             1,250            1,250
Merger reserve                                             19           (14,633)         (14,633)          (14,633)         (14,633)
Profit and loss account                                    19             4,016            4,007             2,735            1,955
                                                                  -------------    -------------     -------------    -------------
Shareholders' funds                                                       8,559            8,550             3,275            2,495
                                                                  =============    =============     =============    =============
Equity interests                                                          7,212            7,225             1,987            1,245
Non-equity interests                                                      1,347            1,325             1,288            1,250
                                                                  -------------    -------------     -------------    -------------
                                                                          8,559            8,550             3,275            2,495
                                                                  =============    =============     =============    =============

STATEMENT OF GROUP CASH FLOWS

                                                                          Seven
                                                                   months ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                        Notes           (L)'000          (L)'000           (L)'000          (L)'000
Net cash inflow/(outflow) from operating
  activities                                            22(a)            21,474           (2,275)            1,067            1,185
Returns on investments and servicing of
  finance                                               22(b)               499              833               901              555
Taxation                                                22(b)              (347)            (576)               (2)            (325)
Capital expenditure and financial
  investment                                            22(b)              (235)          (1,652)             (726)          (1,367)
Acquisitions and disposals                              22(b)                --            7,770                --               --
                                                                  -------------    -------------     -------------    -------------
Net cash inflow before use of management of
  liquid resources and financing                                         21,391            4,100             1,240               48
Management of liquid resources                          22(c)           (18,245)          (4,845)             (841)          (4,440)
Financing                                               22(c)               332            1,000                --               --
                                                                  -------------    -------------     -------------    -------------
Increase/(decrease) in cash in the period                                 3,478              255               399           (4,392)
                                                                  =============    =============     =============    =============
Reconciliation of Net Cash Flow to Movement
  in Net Funds
Increase/(decrease) in cash in the period                                 3,478              255               399           (4,392)
Cash outflow to short-term deposits                     22(c)            18,245            4,845               841            4,440
Bank loan                                               22(c)                --           (1,000)               --               --
                                                                  -------------    -------------     -------------    -------------
Change in net funds resulting from cash
  flows                                                                  21,723            4,100             1,240               48
Finance lease                                           22(c)              (332)              --                --               --
Loan from director                                                           --              (58)               --               --
                                                                  -------------    -------------     -------------    -------------
Movement in net cash                                                     21,391            4,042             1,240               48
Opening net funds                                       22(d)            18,984           14,942            13,702           13,654
                                                                  -------------    -------------     -------------    -------------
Closing net funds                                       22(d)            40,375           18,984            14,942           13,702
                                                                  =============    =============     =============    =============


Non-cash transaction

The acquisition of Bridge The World Travel Service Limited during the year ended 31 March 2002 was effected through the issue of share capital and did not involve the payment of cash consideration.

NOTES TO THE GROUP ACCOUNTS

1.  ACCOUNTING POLICIES

Accounting convention

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

Group reconstruction

The group reconstruction in March 2000 has been accounted for using merger accounting principles as the directors consider this necessary in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view. As a result, the profit and loss reserve at 31 March 2001 has been prepared on a pro forma basis, incorporating the full period results of the consolidated group.

Basis of consolidation

The group accounts consolidate the accounts of Travelbag Holdings Limited and all its subsidiary undertakings drawn up to 31 October 2002. Travelbag plc has been included in the group accounts using the merger method of accounting, as referred to in the group reconstruction paragraph above. Bridge The World Travel Service Limited has been included in the group accounts using the acquisition method of accounting, with goodwill arising on this acquisition being amortised over 5 years.

Intangible assets

Positive goodwill arising on acquisitions is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis over its useful economic life up to a presumed maximum of 5 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Depreciation

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value based on prices prevailing at the date of acquisition of each asset evenly over its expected useful life, as follows:

Freehold buildings                        -         over 50 years
Leasehold land and buildings              -         the shorter of 5 years or
                                                    over the life of the lease
Motor vehicles                            -         over 4 years
Office equipment                          -         over 5 to 10 years
Computer equipment                        -         over 3 years
Telecommunication equipment               -         over 4 years

Stocks

Stocks are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

o provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold;

o Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

Derivatives and other financial instruments

The group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Foward foreign currency contracts

The criteria for forward foreign currency contracts are:

o       The instrument must be related to a firm foreign currency commitment;

o       It must involve the same currency as the hedged item; and

o It must reduce the risk of foreign currency exchange movements on the group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed future transaction, are not recognised until the transaction occurs.

Leasing and hire purchase commitments

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the assets have passed to the company, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest element of the rental obligations is charged to the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Pensions

The group operates a defined contribution pension scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

2.  TURNOVER

Turnover in the group consists largely of sales of airfares on scheduled flights as well as other travel products and services. The group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing.

Non-airfare travel products and services revenues include hotel reservations, car rental, travel insurance, as well as other travel related products. Revenue for these travel products and services is recognised at the full amount of the fare or fee paid by the customer.

Turnover and profit on ordinary activities before taxation are wholly attributable to the group's continuing principal activity and arise wholly within the United Kingdom.

Gross sales represent the total transaction value of negotiated and published fares.

3.  OPERATING PROFIT/LOSS

(a) This is stated after charging:

                                                                   Seven months
                                                                          ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Auditors' remuneration - audit services                                      50               53                31               26
                       - non-audit services                                  20               25                37               35
Amortisation                                                                519              260                --               --
Depreciation                                                                827            1,201             1,258            1,249
Operating lease rentals - plant and machinery                                25               41                90               81
                        - other                                             749            1,162               761              673
                                                                  =============    =============     =============    =============


In addition to the above, Ernst & Young LLP earned fees of (L)44,000 in connection with the acquisition of Bridge The World Travel Service Limited during the financial year ended 31 March 2002, which has been included within acquisition expenses.

(b) Exceptional Items

Included within administrative expenses for the period ended 31 October 2002 is a payment of (L)500,000 made to a trading partner in respect of exiting a contract. Operating cash flows are reduced by (L)500,000 in respect of the cost. The tax charge has been reduced by (L)150,000 in respect of this cost.

Included within administrative expenses for the year ended 31 March 2002 are exceptional redundancy costs totalling (L)219,000. Operating cash flows are reduced by (L)219,000 in respect of these costs. The tax charge has been reduced by (L)66,000 in respect of these costs.

Included within turnover for the year ended 31 March 2000 is an exceptional receipt of (L)850,000 in respect of a commercial agreement with a trading partner. Operating cash inflows are increased by (L)850,000 in respect of this item. The tax charge has been increased by (L)255,000 in respect of this income.

4.  DIRECTORS' REMUNERATION AND INTERESTS IN SHARE CAPITAL

The emoluments of the directors were as follows:

Seven months ended 31 October 2002

                                                 Basic salary                        Performance                            Pension
                                                     and fees          Benefits  related bonuses             Total    contributions
                                                      (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
PA Wade                                                    88                --               --                88               --
PR Liney                                                  103                13               --               116                9
J Bridge                                                   58                 1               --                59                1
                                                -------------     -------------    -------------     -------------    -------------
                                                          249                14               --               263               10
                                                =============     =============    =============     =============    =============


Year ended 31 March 2002

                                                 Basic salary                        Performance                            Pension
                                                     and fees          Benefits  related bonuses             Total    contributions
                                                      (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
PA Wade                                                   150                --               --               150               --
PR Liney                                                  159                 6               32               197               30
J Bridge                                                   26                --               --                26               --
                                                -------------     -------------    -------------     -------------    -------------
                                                          335                 6               32               373               30
                                                =============     =============    =============     =============    =============


Year ended 31 March 2001

                                                 Basic salary                        Performance                            Pension
                                                     and fees          Benefits  related bonuses             Total    contributions
                                                      (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
PA Wade                                                   120                --               --               120               14
PR Liney                                                  155                 5               12               172               15
                                                -------------     -------------    -------------     -------------    -------------
                                                          275                 5               12               292               29
                                                =============     =============    =============     =============    =============


Year ended 31 March 2000

                                                 Basic salary                        Performance                            Pension
                                                     and fees          Benefits  related bonuses             Total    contributions
                                                      (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
PA Wade                                                   120                --               --               120               12
PR Liney                                                  150                 5               20               175               15
                                                -------------     -------------    -------------     -------------    -------------
                                                          270                 5               20               295               27
                                                =============     =============    =============     =============    =============

The amounts in respect of the highest paid director are as follows:

                                                                   Seven months
                                                                          ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Emoluments (excluding pension contributions)                                116              197               172              175
                                                                  =============    =============     =============    =============
Contributions to money purchase pension schemes                               9               30                15               15
                                                                  =============    =============     =============    =============


                                                                            No.              No.               No.              No.
Number of directors who were members of money purchase
  pension schemes:                                                            2                2                 1                1
                                                                  =============    =============     =============    =============


The interests of directors in the share capital of Travelbag Holdings Limited were as follows:

                                                  At 31 October
                                                   and 31 March      At 31 March
                                                           2002    2001 and 2000
                                                            No.              No.
PA Wade                                              10,988,748       10,633,068
PR Liney                                                     --               --
J Bridge (appointed 13 December 2001)                 2,520,094               --
                                                  =============    =============


5.  STAFF COSTS

                                                                   Seven months
                                                                          ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Wages and salaries                                                        7,953           13,855             9,958            9,484
Social security costs                                                       728            1,120               899              857
Other pension costs                                                          71              119               114               73
                                                                  -------------    -------------     -------------    -------------
                                                                          8,752           15,094            10,971           10,414
                                                                  =============    =============     =============    =============


The monthly average number of group employees during the period was as follows:

                                                                            No.              No.               No.              No.
                                                                            726              644               573              599
                                                                  =============    =============     =============    =============


6.  INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                   Seven months
                                                                          ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Short term deposits                                                         473              827               901              561
                                                                  =============    =============     =============    =============

7.   TAX ON PROFIT ON ORDINARY ACTIVITIES

                                                                   Seven months
                                                                          ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
UK corporation tax at 30%
(31 March 2002 - 30% /
 31 March 2001 - 30% / 31 March 2000 - 30%)                                 335              270               604             (185)
Under provision in respect of prior years                                    --               29                --               --
                                                                  -------------    -------------     -------------    -------------
Current corporation tax charge for period                                   335              299               604             (185)
Deferred taxation                                                            15             (262)               --               --
                                                                  -------------    -------------     -------------    -------------
                                                                            350               37               604             (185)
                                                                  =============    =============     =============    =============


Factors affecting the group tax charge for the period were as follows:

                                                                   Seven months
                                                                          ended
                                                                     31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Profit on ordinary activities before tax                                    392            1,347             1,422             (900)
                                                                  =============    =============     =============    =============
Profit on ordinary activities multiplied by the standard
  Rate of corporation tax in the UK of 30%
(31 March 2002 - 30% /
  31 March 2001 - 30% / 31 March 2000 - 30%)                                118              404               427             (270)
Effects of:
Expenses not deductible for tax purposes (primarily non-
  qualifying depreciation and amortisation)                                 249              165               113              105
Capital allowances for period in excess of depreciation                     (32)              48                64              (20)
Adjustments to tax charge in respect of prior years                          --               29                --               --
Prior year losses (from the acquisition of Bridge The World
  Travel Service Limited) utilised                                           --             (347)               --               --
                                                                  -------------    -------------     -------------    -------------
Current tax charge for period                                               335              299               604             (185)
                                                                  =============    =============     =============    =============

8.  INTANGIBLE ASSETS

                                                                        (L)'000
Cost:
At 31 March 2001                                                             --
Additions                                                                 4,449
                                                                  -------------
At 31 March 2002 and 31 October 2002                                      4,449
                                                                  -------------
Amortisation:
At 31 March 2001                                                             --
Charged in year                                                            (260)
                                                                  -------------
At 31 March 2002                                                           (260)
                                                                  -------------
Charged in seven months to 31 October 2002                                 (519)
                                                                  -------------
At 31 October 2002                                                         (779)
                                                                  -------------
Net book value at 31 October 2002                                         3,670
                                                                  =============
Net book value at 31 March 2002                                           4,189
                                                                  =============
Net book value at 31 March 2001                                              --
                                                                  =============


Intangible assets comprise goodwill arising on the acquisition of Bridge The World Travel Service Limited, which is being amortised over 5 years.

9.  TANGIBLE FIXED ASSETS

                                                                                          Office
                                                                                      equipment,
                                                                       Land and     fixtures and             Motor
                                                                      buildings         fittings          vehicles            Total
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Cost:
At 1 April 1999                                                           3,850            3,065               126            7,041

Additions                                                                   715            1,319                33            2,067
Disposals                                                                    --             (695)              (54)            (749)
                                                                  -------------    -------------     -------------    -------------
At 31 March 2000                                                          4,565            3,689               105            8,359

Additions                                                                    10              707                12              729
Disposals                                                                    --               --               (52)             (52)
                                                                  -------------    -------------     -------------    -------------
At 31 March 2001                                                          4,575            4,396                65            9,036

Acquisition of subsidiary                                                   975              253                --            1,228
Additions                                                                 1,492              516                17            2,025
Disposals                                                                (1,140)            (218)               --           (1,358)
                                                                  -------------    -------------     -------------    -------------
At 31 March 2002                                                          5,902            4,947                82           10,931

Additions                                                                   561            1,014                --            1,575
Disposals                                                                    --               --               (33)             (33)
                                                                  -------------    -------------     -------------    -------------
At 31 October 2002                                                        6,463            5,961                49           12,473
                                                                  =============    =============     =============    =============
Depreciation:
At 1 April 1999                                                             817            1,873               107            2,797
Provided during the year                                                    371              860                18            1,249
Disposals                                                                    --             (695)              (54)            (749)
                                                                  -------------    -------------     -------------    -------------
At 31 March 2000                                                          1,188            2,038                71            3,297

Provided during the year                                                    429              811                18            1,258
Disposals                                                                    --               --               (49)             (49)
                                                                  -------------    -------------     -------------    -------------
At 31 March 2001                                                          1,617            2,849                40            4,506

Provided during the year                                                    423              762                16            1,201
Disposals                                                                   (94)            (104)               --             (198)
                                                                  -------------    -------------     -------------    -------------
At 31 March 2002                                                          1,946            3,507                56            5,509

Provided during the year                                                    327              494                 6              827
Disposals                                                                    --               --               (25)             (25)
                                                                  -------------    -------------     -------------    -------------
At 31 October 2002                                                        2,273            4,001                37            6,311
                                                                  =============    =============     =============    =============
Net book value at 31 March 2000                                           3,377            1,651                34            5,062
                                                                  =============    =============     =============    =============
Net book value at 31 March 2001                                           2,958            1,547                25            4,530
                                                                  =============    =============     =============    =============
Net book value at 31 March 2002                                           3,956            1,440                26            5,422
                                                                  =============    =============     =============    =============
Net book value at 31 October 2002                                         4,190            1,960                12            6,162
                                                                  =============    =============     =============    =============

The net book value of land and buildings comprises:

                                                                             At
                                                                     31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Freehold                                                                  3,513            3,125             2,376            2,438
Short leasehold improvements                                                677              831               582              939
                                                                  -------------    -------------     -------------    -------------
                                                                          4,190            3,956             2,958            3,377
                                                                  =============    =============     =============    =============


Lloyds TSB Bank plc holds a first charge over certain freehold properties.

The net book value of office equipment, fixtures and fitting includes
(L)332,000 (31 March 2002, 2001 and 2000: (L)nil) held under finance leases.

During the year ended 31 March 2002, two freehold properties were sold for combined consideration of (L)1,660,000, resulting in profit on disposal of
(L)456,000 net of expenses. No taxation arose on these transactions due to the availability of roll-over relief. The majority of the cash consideration in relation to these transactions was received during the seven months ended 31 October 2002.

10. STOCKS

                                                                             At
                                                                     31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Stationery and consumables                                                   94              109                87               46
                                                                  =============    =============     =============    =============


11. INVESTMENTS

                                                                                          Listed
                                                                                     investments          Property            Total
Cost                                                                                     (L)'000           (L)'000          (L)'000
At 1 April 1999                                                                              398               519              917
Additions                                                                                     78               129              207
Disposals                                                                                   (315)             (648)            (963)
                                                                                   -------------     -------------    -------------
At 31 March 2000                                                                             161                --              161
Additions                                                                                     --                --               --
Disposals                                                                                     --                --               --
                                                                                   -------------     -------------    -------------
At 31 March 2001                                                                             161                --              161
Additions                                                                                     --                --               --
Disposals                                                                                    (81)               --              (81)
Acquired with subsidiary                                                                       9                --                9
                                                                                   -------------     -------------    -------------
At 31 March 2002                                                                              89                --               89
Additions                                                                                     --                --               --
Disposals                                                                                     --                --               --
                                                                                   -------------     -------------    -------------
At 31 October 2002                                                                            89                --               89
                                                                                   =============     =============    =============


The market value of the group's listed investments at 31 October 2002 was
(L)28,000 (31 March 2002 - (L)58,000 / 31 March 2001 - (L)106,445 / 31 March
2000 - (L)131,500).

During the year ended 31 March 2000 the property, situated in Australia, was sold to Mrs S Wade, the spouse of Mr PA Wade (a director of Travelbag Holdings Limited) at market value, which equated to book value, and gave rise to no loss or profit in the group accounts. In addition, during the same year Travelbag plc acquired 100 per cent. of the ordinary share capital of Travelbag Australia Pty, a newly incorporated company registered in Australia. At 31 October 2002 its profit for the year was (L)1,000 (31 March 2002 -
(L)2,000 / 31 March 2001 - (L)2,000 / 31 March 2000 - (L)1,000) and its
aggregate reserves were (L)6,000 (31 March 2002 - (L)5,000 / 31 March 2001 -
(L)3,000 / 31 March 2000 - (L)1,000).

Principal subsidiaries:

                                                 Country of
                                              incorporation                 Holding         Proportion held      Nature of business
Travelbag plc                                       England         Ordinary shares                    100%            Travel Agent
Bridge The World Travel
 Service Limited                                    England         Ordinary shares                    100%            Travel Agent


Acquisition:

On 13 December 2001, Travelbag Holdings Limited acquired the entire issued share capital of Bridge The World Travel Service Limited by way of a share-for-share exchange.

Analysis of the acquisition of Bridge The World Travel Service Limited:

                                                                                   Book value        Adjustments         Fair value
Net assets at date of acquisition                              Adjustments            (L)'000            (L)'000            (L)'000
Fixed assets                                                           (a)              1,625               (397)             1,228
Stocks                                                                                      6                 --                  6
Current asset investments                                              (b)                 19                (10)                 9
Debtors                                                                (c)              6,596             (5,861)               735
Cash                                                                                    7,863                 --              7,863
Current liabilities                                                    (c)            (15,367)             5,231            (10,136)
Long-term liabilities                                                                     (58)                --                (58)
Deferred tax balances                                                  (d)                (37)                37                 --
                                                                              ---------------    ---------------    ---------------
Net assets                                                                                647             (1,000)              (353)
                                                                              ===============    ===============
Goodwill arising on acquisition                                                                                               4,449
                                                                                                                    ---------------
                                                                                                                              4,096
                                                                                                                    ===============
Discharged by:
Fair value of shares issued (see analysis below)                                                                              4,003
Costs associated with the acquisition                                                                                            93
                                                                                                                    ---------------
                                                                                                                              4,096
                                                                                                                    ===============


Adjustments to book value:

(a) Recognition of carrying value of freehold property differing from market value, subsequently disposed of.

(b)     Recording listed investments at market value.

(c) Alignment of revenue recognition accounting policies between the group and the acquired company.

(d)     Deferred tax assessed at acquisition date.

The following shares were issued and credited as fully paid in connection with the acquisition:

                                                            No.              (L)
New ordinary shares of (L)1 each                      2,895,435        2,895,435
New "B" ordinary shares of (L)1 each                  1,107,314        1,107,314
                                                  -------------    -------------
                                                      4,002,749        4,002,749
                                                  -------------    -------------

In the period from 1 March 2001 to acquisition, Bridge The World Travel Service Limited recorded turnover of (L)40 million, operating loss of (L)1.3 million, loss before and after tax of (L)1.2 million.

Bridge The World Travel Service Limited contributed the following amounts to the group's cash flow in the period from acquisition to 31 March 2002: net cash flow from operating activities outflow (L)3.8 million, returns on investment and servicing of finance outflow (L)0.06 million, taxation (L)nil, capital expenditure and financial investment inflow (L)0.3 million.

12. DEBTORS

                                                                  At 31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Prepayments and accrued income                                            1,806            4,318             2,745            2,037
Called up share capital not paid                                             --               --                --               20
Other debtors                                                             1,757            1,891               805              337
Corporation tax recoverable                                                 318              306                50              651
Deferred tax                                                                247              262                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                          4,128            6,777             3,600            3,045
                                                                  =============    =============     =============    =============


13. CREDITORS: amounts falling due within one year

                                                                  At 31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Bank loan                                                                    67                8                --               --
Obligations under leases and hire purchase contracts                        110               --                --               --
Trade creditors                                                          43,131           24,535            18,914           18,484
Other taxes and social security costs                                       369              324               255              262
Other creditors                                                           1,433              915               504              466
Accruals and deferred income                                                918            1,171               334              309
Preference share dividends payable (note 18)                                 97               75                38               --
`B' ordinary share dividends payable (note 18)                               11               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                         46,136           27,028            20,045           19,521
                                                                  =============    =============     =============    =============


14. CREDITORS: amounts falling due in more than one year

                                                                  At 31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Bank loan (note 15)                                                         933              992                --               --
Directors loan account                                                       58               58                --               --
Obligations under leases and hire purchase contracts                        222               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                          1,213            1,050                --               --
                                                                  =============    =============     =============    =============


There are no fixed terms of repayment for the director's loan.

15. BANK LOANS

                                                                  At 31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Due within one year                                                          67                8                --               --
Between one and two years                                                   100              100                --               --
Between two and five years                                                  300              292                --               --
In five years or more                                                       533              600                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                          1,000            1,000                --               --
Less: Included within creditors amounts falling due within
  one year                                                                  (67)              (8)               --               --
                                                                  -------------    -------------     -------------    -------------
Included in Creditors: amounts falling due in more than one
  year                                                                      933              992                --               --
                                                                  =============    =============     =============    =============


The bank loan is secured by a fixed charge over one of the group's properties. The bank loan is repayable in 120 monthly instalments commencing in March 2003. The rate of interest payable on the bank loan is 1.25 per cent. over the Lloyds TSB Bank plc base rate.

16. OBLIGATIONS UNDER LEASES AND HIRE PURCHASE CONTRACTS

Amounts due under finance leases and hire purchase contracts:

                                                                  At 31 October                      At 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Amounts payable:
Within one year                                                             123               --                --               --
In two to five years                                                        246               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                            369               --                --               --
Less: finance charges allocated to future periods                           (37)              --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                            332               --                --               --
                                                                  =============    =============     =============    =============
Included in Creditors: amounts falling due in less than one
  year                                                                      110               --                --               --
Included in Creditors: amounts falling due in more than one
  year                                                                      222               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                            332               --                --               --
                                                                  =============    =============     =============    =============

17. PROVISIONS FOR LIABILITIES AND CHARGES

The movements in deferred taxation during the current and previous years are as follows:

                                                                        Deferred
                                                                   Tax provision
                                                                         (L)'000
At 1 April 1999                                                               --
Charge for the year (note 7)                                                  --
                                                                   -------------
At 31 March 2000                                                              --
Charge for the year (note 7)                                                  --
                                                                   -------------
At 31 March 2001                                                              --
Charge for the year (note 7)                                                (262)
                                                                   -------------
At 31 March 2002                                                            (262)
Charge for the period (note 7)                                                15
                                                                   -------------
At 31 October 2002                                                          (247)
                                                                   =============


The above deferred tax assets are included within debtors (note 12).

                                                 Provided                                           Not provided
                             -------------------------------------------------    -------------------------------------------------
                                    At                                                   At
                            31 October                At 31 March                31 October                At 31 March
                                  2002         2002         2001          2000         2002         2002          2001         2000
                               (L)'000      (L)'000      (L)'000       (L)'000      (L)'000      (L)'000
Capital allowances in
  advance of
  depreciation                    (212)        (239)          --            --           --           --            --           --
Short-term timing
  differences                      (35)         (23)          --            --          (70)         (70)           --           --
Rolled over capital
  gains                             --           --           --            --           70           70            --           --
                             ---------    ---------    ---------     ---------    ---------    ---------     ---------    ---------
                                  (247)        (262)          --            --           --           --            --           --
                             =========    =========    =========     =========    =========    =========     =========    =========


18. SHARE CAPITAL

Ordinary Shares

                                       At 31 October             At 31 March              At 31 March              At 31 March
                                        2002        2002         2002        2002         2001        2001         2000        2000
                                         (L)      Number          (L)      Number          (L)      Number          (L)      Number
Authorised
Ordinary shares of (L)1 each      15,425,729  15,425,729   15,425,729  15,425,729   12,530,294  12,530,294   12,530,294  12,530,294
"A" Ordinary shares of (L)1
  each                             1,392,388   1,392,388    1,392,388   1,392,388    1,392,388   1,392,388    1,392,388   1,392,388
"B" Ordinary shares of (L)1
  each                             1,107,314   1,107,314    1,107,314   1,107,314           --          --           --          --
                                  ----------  ----------   ----------  ----------   ----------  ----------   ----------  ----------
                                  17,925,431  17,925,431   17,925,431  17,925,431   13,922,682  13,922,682   13,922,682  13,922,682
                                  ==========  ==========   ==========  ==========   ==========  ==========   ==========  ==========


                                       At 31 October             At 31 March              At 31 March              At 31 March
                                        2002        2002         2002        2002         2001        2001         2000        2000
                                         (L)      Number          (L)      Number          (L)      Number          (L)      Number
Allotted, called up and fully paid
Ordinary (L)1 shares of (L)1
  each                            15,425,729  15,425,729   15,425,729  15,425,729   12,530,294  12,530,294   12,530,294  12,530,294
"A" Ordinary shares of (L)1
  each                             1,392,388   1,392,388    1,392,388   1,392,388    1,392,388   1,392,388    1,392,388   1,392,388
"B" Ordinary shares of (L)1
  each                             1,107,314   1,107,314    1,107,314   1,107,314           --          --           --          --
                                  ----------  ----------   ----------  ----------   ----------  ----------   ----------  ----------
                                  17,925,431  17,925,431   17,925,431  17,925,431   13,922,682  13,922,682   13,922,682  13,922,682
                                  ==========  ==========   ==========  ==========   ==========  ==========   ==========  ==========

"A" Ordinary Share rights

The "A" Ordinary Shares have a third right to dividends accruing from 1 April 2003, as follows: 1.55 per cent. from 2004 to 2005 and 2.33 per cent. of net profit thereafter. Net profit for this purpose is the profit on ordinary activities before taxation of the group after adding back any amortisation of goodwill and any directors emoluments in excess of (L)450,000. Dividends become payable on 31 March each year. The "A" Ordinary Shares also have a fourth right to a compensatory dividend which is payable when directors emoluments exceed (L)450,000 in any one year.

"A" Ordinary Shares rank third, after the Preference Shares and "B" Ordinary Shares, in a winding up, and carry one vote per share. The holders of "A" Ordinary Shares may at any time convert the whole of their holding into a like number of Ordinary Shares, which, from the date of conversion, will rank pari passu with the other Ordinary Shares. In the event of such a conversion, all arrears of "A" Ordinary Share dividends become immediately payable.

If a sale or flotation of Travelbag Holdings Limited occurs prior to 31 March 2005, the "A" Ordinary Shares are convertible into deferred shares such that the "A" Ordinary Share holding in Travelbag Holdings Limited is reduced to between 7.8 per cent. and 6.4 per cent. depending on the value of sale proceeds or flotation capitalisation. If a sale or flotation has not taken place by 31 March 2005, no conversion rights shall apply. A dividend of
(L)0.01 is payable on all "A" shares converted under the terms of this paragraph.

"B" Ordinary Share rights

The "B" Ordinary Shares are voting shares and have a second right to dividends payable from 1 April 2002, as follows: the higher of (a) the amount as if they were Ordinary Shares or (b) a multiple of profit after taxation for the preceding year at rates of 1 per cent. to 2.5 per cent. over time.

"B" Ordinary Shares rank second, after the preference shares, in a winding up and carry one vote per share and are not convertible.

Ordinary Share Rights and Deferred Share Rights

Ordinary Share dividends per share must not exceed the "A" Ordinary Share dividend per share and may only be paid if dividends on "A" Ordinary Shares are up to date and profits reach a certain level.

Ordinary Shares and Deferred Shares rank third in a winding up and carry one vote per share. Deferred Shares carry no voting rights.

On a return of assets on liquidation or capital reduction, only where such payments exceed (L)100,000,000, the holders of deferred shares will receive
(L)0.0001 per share.

Certain of the Ordinary Shares are convertible to "B" Ordinary Shares on termination of the holder's employment. These "B" Ordinary Shares would receive an enhanced share of profits over the existing "B" Ordinary Shares.

The additional Ordinary Shares and "B" Ordinary Shares were issued during the year ended 31 March 2002 in connection with the acquisition of Bridge the World Travel Service Limited as disclosed in Note 11.

Preference Shares

                                                   As at 31 October 2002 and
                                                At 31 March 2002, 2001 and 2000
                                               ---------------------------------
                                                            (L)           Number
Authorised
Preference shares of (L)1 each                        1,250,000        1,250,000
                                                  =============    =============
Allotted, called up and fully paid
Preference shares of (L)1 each                        1,250,000        1,250,000
                                                  =============    =============

Preference Share rights

Preference Share dividends are payable, on a cumulative basis from the date of subscription, as follows: 3 per cent. each year to 2003, 6 per cent. from 2004 to 2005 and 9 per cent. thereafter. Dividends become payable on 31 March each year.

Preference Shares are convertible to deferred ordinary shares in four instalments of 312,500 shares annually starting in 2007, and immediately prior to this conversion a dividend of (L)1 for each share is payable together with any arrears of dividend.

Alternatively, Preference Shares are convertible to deferred shares, at the request of the holders, immediately upon any of the following dates: admission of the equity shares to a recognised stock market or a successful offer to purchase 90 per cent. or more of the issued equity share capital is completed. Immediately prior to the conversion a dividend of (L)1 for each share is payable together with any arrears of dividend.

Preference Shares rank first in a winding up and carry no voting rights.

19. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENTS ON RESERVES

                                                                         Share                                  Profit
                                              Share   Preference       premium      Capital       Merger      and loss
                                            capital       shares       account      reserve      reserve       account        Total
                                            (L)'000      (L)'000       (L)'000      (L)'000      (L)'000       (L)'000      (L)'000
At 1 April 1999                                 105           --           117            8           --         2,980        3,210
Consolidation adjustments                    14,758           --          (117)          (8)     (14,633)           --           --
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
At 1 April 1999 as restated                  14,863           --            --           --      (14,633)        2,980        3,210
Loss for the period                              --           --            --           --           --          (715)        (715)
Restructuring dividend*                          --           --            --           --           --          (310)        (310)
Preference share conversion                    (940)         940            --           --           --            --           --
Issue of preference shares                       --          310            --           --           --            --          310
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
At 31 March 2000                             13,923        1,250            --           --      (14,633)        1,955        2,495
Profit for the year                              --           --            --           --           --           818          818
Preference share dividend                        --           --            --           --           --           (38)         (38)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
At 31 March 2001                             13,923        1,250            --           --      (14,633)        2,735        3,275
Profit for the year                              --           --            --           --           --         1,310        1,310
Preference share dividend                        --           --            --           --           --           (38)         (38)
Issue of ordinary shares                      2,896           --            --           --           --            --        2,896
Issue of "B" ordinary shares                  1,107           --            --           --           --            --        1,107
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
At 31 March 2002                             17,926        1,250            --           --      (14,633)        4,007        8,550
Profit for the period                            --           --            --           --           --            42           42
Preference share dividend                        --           --            --           --           --           (22)         (22)
"B" ordinary share dividend                      --           --            --           --           --           (11)         (11)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
At 31 October 2002                           17,926        1,250            --           --      (14,633)        4,016        8,559
                                          =========    =========     =========    =========    =========     =========    =========


* Paid to holders of Travelbag plc "C" ordinary shares as part of the restructuring described in Note 1.

20. CONTINGENT LIABILITIES

Group companies have issued bonds and guarantees for (L)7,760,000 (31 March 2002: (L)6,702,000 / 31 March 2001: (L)4,389,000 / 31 March 2000:
(L)4,233,305) securing the group's indebtedness to certain suppliers and in support of the group's ATOL licence. All bonds and guarantees arise from normal trading activities.

The group has outstanding forward foreign exchange contracts amounting to
(L)3,633,000 (31 March 2002 - (L)1,699,000 / 31 March 2001 - (L)2,269,763 /
2000 - (L)2,636,633).

21. FINANCIAL COMMITMENTS

The group had annual commitments under non-cancellable operating leases as set out below:

                                    At 31 October 2002        At 31 March 2002         At 31 March 2001         At 31 March 2000
                                   ---------------------    ---------------------    ---------------------    ---------------------
                                    Land and                 Land and                 Land and                 Land and
                                   buildings       Other    buildings       Other    buildings       Other    buildings       Other
                                                              (L)'000     (L)'000      (L)'000     (L)'000      (L)'000     (L)'000
Operating leases which expire:
in less than one year                     --           8           10           8           --          13           --          43
within two to five years                 650          34          667          25          600          77          255          38
in over five years                       515          --          526          --          327          --          506          --
                                    --------    --------     --------    --------     --------    --------     --------    --------
                                       1,165          42        1,203          33          927          90          761          81
                                    ========    ========     ========    ========     ========    ========     ========    ========


The group had contracted capital commitments of (L)1,315,000 at 31 October 2002 (31 March 2002, 2001 and 2000 - (L)nil).

22. NOTES TO THE STATEMENT OF GROUP CASH FLOWS

(a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                   Seven months
                                                               ended 31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Operating profit                                                           (107)              58               521           (1,550)
Amortisation                                                                519              260                --               --
Depreciation                                                                827            1,201             1,258            1,249
Decrease / (increase) in debtors                                          1,326           (1,452)           (1,163)            (360)
Decrease / (increase) in stocks                                              15              (22)              (41)              --
Increase / (decrease) in creditors                                       18,894           (2,320)              492            1,846
                                                                  -------------    -------------     -------------    -------------
Net cash inflow / (outflow) from operating activities                    21,474           (2,275)            1,067            1,185
                                                                  =============    =============     =============    =============


(b) Analysis of cash flows for headings netted in the statement of cash flows

                                                                   Seven months
                                                               ended 31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Returns on investments and servicing of finance
Interest received                                                           473              827               901              555
Income from short-term investments                                           26                6                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                            499              833               901              555
                                                                  =============    =============     =============    =============


                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Taxation
Corporation tax paid                                                       (347)            (576)               (2)            (325)
                                                                  =============    =============     =============    =============

                                                                   Seven months
                                                               ended 31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                (1,575)          (2,025)             (728)          (2,212)
Payments to acquire short-term investments                                   --               --                --             (207)
Proceeds from sale of short term investments                                 --               81                --            1,052
Proceeds from sale of tangible fixed assets                               1,340              292                 2               --
                                                                  -------------    -------------     -------------    -------------
                                                                           (235)          (1,652)             (726)          (1,367)
                                                                  =============    =============     =============    =============


                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Acquisitions and disposals
Purchase of subsidiary undertaking
 - Expenses                                                                  --              (93)               --               --
 - Net cash acquired                                                         --            7,863                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                             --            7,770                --               --
                                                                  =============    =============     =============    =============


(c) Analysis of cash flows for headings netted in the statement of cash flows

                                                                   Seven months
                                                               ended 31 October                  Year ended 31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Management of liquid resources
Cash placed with UK deposits                                            (18,245)          (4,845)             (841)          (4,440)
                                                                  =============    =============     =============    =============


                                                                        (L)'000          (L)'000           (L)'000          (L)'000
Financing
Bank loan                                                                    --            1,000                --               --
Finance lease                                                               332               --                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                            332            1,000                --               --
                                                                  =============    =============     =============    =============


(d) Analysis of changes in net funds

                                Cash at bank       Short term              Bank
                                 and in hand         deposits              loan  Directors' loan     Finance lease            Total
                                     (L)'000          (L)'000           (L)'000          (L)'000           (L)'000          (L)'000
At 1 April 1999                        7,430            6,224                --               --                --           13,654
Cash flow                             (4,392)           4,440                --               --                --               48
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 March 2000                       3,038           10,664                --               --                --           13,702
Cash flow                                399              841                --               --                --            1,240
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 March 2001                       3,437           11,505                --               --                --           14,942
Cash flow                             (7,608)           4,845            (1,000)              --                --           (3,763)
Acquisition                            7,863               --                --              (58)               --            7,805
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 March 2002                       3,692           16,350            (1,000)             (58)               --           18,984
Cash flow                              3,478           18,245                --               --              (332)          21,391
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 October 2002                     7,170           34,595            (1,000)             (58)             (332)          40,375
                               =============    =============     =============    =============     =============    =============

23. DERIVATIVES AND FINANCIAL INSTRUMENTS

The disclosures required by FRS 13 in relation to the nature of financial instruments used in the periods to mitigate liquidity and foreign currency risk are disclosed below. As permitted by FRS 13, short-term debtors and creditors are excluded from this disclosure.

The group's principal financial instruments, other than derivatives, comprise bank loans, preference shares, finance leases and hire purchase contracts, current asset investment, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the group's operations. The group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations. The group also enters into forward currency contracts. The purpose is to manage the currency risks arising from the group's operations.

It is, and has been throughout the period under review, the group's policy that no trading in financial instruments shall be undertaken.

The main risk arising from the group's financial instruments is foreign currency risk.

Foreign currency risk

The group pays a number of its suppliers in foreign currency and is therefore exposed to movement in the exchange rates of those currencies. The group manages this risk by:

(a) regular review of the selling prices for products purchased with foreign currency; and

(b) holding foreign currency balances or entering into forward exchange contracts to match the estimated foreign exchange obligations to which the group is committed at any point in time.

Interest rate risk profile of financial liabilities

The interest rate profiles of the financial liabilities of the group are as follows:

                                                                                                                          Financial
                                                                              Fixed rate        Floating rate        liabilities on
                                                                               financial            financial     which no interest
                                                             Total           liabilities          liabilities               is paid
                                                           (L)'000               (L)'000              (L)'000               (L)'000
31 October 2002
Sterling                                                     2,640                 1,582                1,000                    58
                                                ==================    ==================   ==================    ==================
31 March 2002
Sterling                                                     2,308                 1,250                1,000                    58
                                                ==================    ==================   ==================    ==================
31 March 2001
Sterling                                                     1,250                 1,250                   --                    --
                                                ==================    ==================   ==================    ==================
31 March 2000
Sterling                                                     1,250                 1,250                   --                    --
                                                ==================    ==================   ==================    ==================

Fixed rate financial liabilities

                                                                Weighted average
                                          Weighted average      period for which
                                             Interest rate         rate is fixed
                                                         %               (years)
Currency
31 October 2002
Sterling                                              4.8%                     1
                                        ==================    ==================
31 March 2002
Sterling                                              3.0%                     1
                                        ==================    ==================
31 March 2001
Sterling                                              3.0%                     2
                                        ==================    ==================
31 March 2000
Sterling                                              3.0%                     3
                                        ==================    ==================


The floating rate financial liability is a sterling denominated bank loan that bears interest at a rate based on 1.25 per cent. over the Lloyds TSB Bank plc base rate.

Interest rate risk profile of financial assets

The interest rate profiles of the financial assets of the group are as follows:

                                                                                                                   Financial assets
                                                                              Fixed rate        Floating rate           on which no
                                                             Total      financial assets     financial assets    interest is earned
                                                           (L)'000               (L)'000              (L)'000               (L)'000
31 October 2002
Sterling                                                    37,192                    --               37,103                    89
US dollar                                                    2,306                    --                2,306                    --
Australian dollar                                            1,820                    --                1,820                    --
Other                                                          536                    --                  536                    --
                                                ------------------    ------------------   ------------------    ------------------
                                                            41,854                    --               41,765                    89
                                                ==================    ==================   ==================    ==================
31 March 2002
Sterling                                                    17,165                    --               17,076                    89
US dollar                                                      635                    --                  635                    --
Australian dollar                                            2,193                    --                2,193                    --
Other                                                          138                    --                  138                    --
                                                ------------------    ------------------   ------------------    ------------------
                                                            20,131                    --               20,042                    89
                                                ==================    ==================   ==================    ==================
31 March 2001
Sterling                                                    13,254                    --               13,093                   161
US dollar                                                    1,516                    --                1,516                    --
Australian dollar                                              256                    --                  256                    --
Other                                                           77                    --                   77                    --
                                                ------------------    ------------------   ------------------    ------------------
                                                            15,103                    --               14,942                   161
                                                ==================    ==================   ==================    ==================
31 March 2000
Sterling                                                    11,037                    --               10,876                   161
US dollar                                                    1,688                    --                1,688                    --
Australian dollar                                              693                    --                  693                    --
Other                                                          445                    --                  445                    --
                                                ------------------    ------------------   ------------------    ------------------
                                                            13,863                    --               13,702                   161
                                                ==================    ==================   ==================    ==================


Floating rate financial assets comprise cash at bank and cash deposits on money market deposit at call, seven day, monthly and quarterly rates. The financial assets on which no interest is earned are the group's current asset investments, which have no fixed maturity.

Maturity of financial liabilities

The maturity profile of the groups' financial liabilities are as follows:

                                                                     31 October         31 March          31 March         31 March
                                                                           2002             2002              2001             2000
                                                                        (L)'000          (L)'000           (L)'000          (L)'000
In one year or less                                                         177                8                --               --
In more than one year, but not more
than two years                                                              210              100                --               --
In more than two years, but not more
than five years                                                             724              612                --               --
In more than five years                                                   1,471            1,530             1,250            1,250
No fixed term of repayment                                                   58               58                --               --
                                                                  -------------    -------------     -------------    -------------
                                                                          2,640            2,308             1,250            1,250
                                                                  =============    =============     =============    =============


Borrowing facilities

The group had no undrawn facilities during the period under review.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the group's financial assets and financial liabilities and non-equity shares are:

                                                                  Book value        Fair value         Book value        Fair value
                                                                  31 October        31 October           31 March          31 March
                                                                        2002              2002               2002              2002
                                                                     (L)'000           (L)'000            (L)'000           (L)'000
Primary financial instruments
Current portion of long-term borrowings                                  177               177                  8                 8
Long-term borrowings                                                   1,213             1,213              1,050             1,050
Current asset investment                                                  89                28                 89                49
Cash and short-term deposits                                          41,765            41,765             20,042            20,042

Derivative financial instruments held to hedge the currency exposure on firm future commitments

Forward foreign currency contracts                                        --               (44)                --               200
                                                              ==============    ==============     ==============    ==============


                                                                  Book value        Fair value         Book value        Fair value
                                                                    31 March          31 March           31 March          31 March
                                                                        2001              2001               2000              2000
                                                                     (L)'000           (L)'000            (L)'000           (L)'000
Primary financial instruments
Current portion of long-term borrowings                                   --                --                 --                --
Long-term borrowings                                                      --                --                 --                --
Current asset investment                                                 161               106                161               132
Cash and short-term deposits                                          14,942            14,942             13,702            13,702

Derivative financial instruments held to hedge the currency exposure on firm future commitments

Forward foreign currency contracts                                        --               (74)                --                (8)
                                                              ==============    ==============     ==============    ==============


Market values have been used to determine the fair value of forward foreign currency contracts and listed current asset investments. The fair value of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates.

Non-equity shares

The group also has preference shares, issued in March 2000, with a book value of (L)1,250,000. These have a fixed coupon rate of 3 per cent. each year until 2003, 6 per cent. from 2004 to 2005 and 9 per cent. thereafter. Dividends become payable on 31 March each year and are payable on a cumulative basis.

The shares are convertible to deferred ordinary shares in four instalments of 312,500 shares annually starting 2007, and immediately prior to this conversion a dividend of (L)1 for each share is payable together with any arrears of dividend. It is not practicable for the group to estimate the fair value of these shares with sufficient reliability.

Hedges

                                                                                           Gains            Losses            Total
                                                                                         (L)'000           (L)'000          (L)'000
At 31 October 2002
Gains and losses arising in previous years that were recognised in the seven
  months ended 31 October 2002                                                               202                (2)             200
                                                                                   -------------     -------------    -------------
Unrecognised gains and losses on hedges at 31 October 2002                                    31               (75)             (44)
                                                                                   -------------     -------------    -------------
Gains/(losses) expected to be recognised in the year to 31 March 2003                         31               (75)             (44)
                                                                                   -------------     -------------    -------------
At 31 March 2002
Gains and losses arising in previous years that were recognised in the year
  ended 31 March 2002                                                                         15               (89)             (74)
                                                                                   -------------     -------------    -------------
Unrecognised gains and losses on hedges at 31 March 2002                                     202                (2)             200
                                                                                   -------------     -------------    -------------
Gains/(losses) expected to be recognised in the period to 31 October 2002                    202                (2)             200
                                                                                   -------------     -------------    -------------
At 31 March 2001
Gains and losses arising in previous years that were recognised in the year
  ended 31 March 2001                                                                         37               (45)              (8)
                                                                                   -------------     -------------    -------------
Unrecognised gains and losses on hedges at 31 March 2001                                      15               (89)             (74)
                                                                                   -------------     -------------    -------------
Gains/(losses) expected to be recognised in the year to 31 March 2002                         15               (89)             (74)
                                                                                   -------------     -------------    -------------
31 March 2000
Gains and losses arising in previous years that were recognised in the year
  ended 31 March 2001                                                                         15                --               15
                                                                                   -------------     -------------    -------------
Unrecognised gains and losses on hedges at 31 March 2000                                      37               (45)              (8)
                                                                                   -------------     -------------    -------------
Gains/(losses) expected to be recognised in the year to 31 March 2001                         37               (45)              (8)
                                                                                   -------------     -------------    -------------


24. CONTROLLING PARTY

The directors consider Travelbag Holdings Limited's ultimate controlling party to be Mr PA Wade through his shareholding in the company.

25. POST BALANCE SHEET EVENT

Completion of the sale of the group as presently envisaged will give rise to the following events:

o       Certain shares give the holder special rights, as disclosed in Note 18;
        and

o Under a management agreement, bonuses of approximately (L)6.8 million become payable by Travelbag plc to certain members of the group management team.

Yours faithfully





Ernst & Young LLP

                                    PART VI

                             ADDITIONAL INFORMATION

1.  Responsibility

The Directors, whose names appear on page 6 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that this is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.  ebookers

2.1 ebookers was incorporated in England under the Act as a private company limited by shares on 3 August 1999 with registered number 03818962 under the name Shornhold Limited. On 21 October 1999 ebookers was re-registered as a public limited company with the name ebookers.com.plc. ebookers' name was changed to ebookers plc on 30 November 2001.

2.2 ebookers' registered office, which is also its principal place of business, is 5th floor, Fleetway House, 25 Farringdon Street, London EC4A 4AB.

3.  Share Capital of ebookers

3.1 The following table shows the authorised, issued and fully paid share capital of ebookers (i) as at 20 January 2003, the latest practicable date prior to the publication of this document, and (ii) as it will be immediately following completion of the Acquisition and Placing assuming that no additional Ordinary Shares are issued pursuant to any of the ebookers Share Option Schemes or otherwise and that the price per Consideration Share is the Placing Price:

                                  Authorised                                                              Issued
                  -------------------------------------------                           -------------------------------------------
                                Number                 Amount                                         Number                 Amount
    (i)                     71,428,570        (L)9,999,999.80        Ordinary Shares              50,071,568        (L)7,010,019.52
    (ii)                   104,544,211       (L)14,636,189.54        Ordinary Shares              62,390,407        (L)8,734,656.98




3.2 The alterations in the share capital of ebookers in the three years preceding 20 January 2003 (the latest practicable date prior to the publication of this document) are summarised below:

        (i) As at 20 January 2000, there were 17,022,780 Ordinary Shares in issue of (L)0.28 each.

        (ii)   During the 12 months ended 20 January 2001:

               (aa)    On 17 January 2000, a total of 63,030 Ordinary Shares of
                       (L)0.28 each were issued to the owners of Airways MIC AB, the parent company of ebookers' Swedish subsidiary, STT Airways AB, as part of the purchase consideration for ebookers' acquisition of Airways MIC.

               (bb) On 26 April 2000, the whole of ebookers' authorised and issued share capital of 35,714,285 Ordinary Shares of
                       (L)0.28 each was sub-divided into 357,142,850 Ordinary Shares of (L)0.028 each.

               (cc) On 31 May 2000, ebookers issued 30,855 Ordinary Shares of (L)0.028 each to Ian Carter who is an employee of Flightbookers plc for a subscription price of US$0.324.

               (dd) On 20 July 2000, ebookers issued 36,645 Ordinary Shares of (L)0.028 each to Pierre Jaccard, who was retained to assist in establishing ebookers' subsidiary in Switzerland.

               (ee) On 26 July 2000, ebookers issued 40,486,355 Ordinary Shares of (L)0.028 each to effect a private placement of 4,048,636 American Depositary Shares to investors at a subscription price of (E)1.10916 per Ordinary Share.

               (ff) On 23 August 2000, ebookers issued 27,580 Ordinary Shares of (L)0.028 each to Sparrenhove BV and 8,070 Ordinary Shares of (L)0.028 each to Barbara Berthe

                       Polak-Rosenblatt as part of the consideration for ebookers' acquisition of Reisbureau Nova, pursuant to a share purchase agreement.

               (gg) On 16 November 2000, ebookers issued 15,000,000 Ordinary Shares of (L)0.028 each to Flightbookers S.A.R.L. as part consideration for ebookers' acquisition of Flightbookers plc.

        (iii)  During the 12 months ended 20 January 2002:

               (aa) On 27 March 2001, ebookers issued 6,044,805 Ordinary Shares of (L)0.028 each (2.6 per cent. of ebookers' issued share capital) to Eternal Laboratory For Awesome Business AB, Hordur Bender and Alben Holdings S.A. as consideration for ebookers' acquisition of Mr Jet pursuant to the share purchase agreement described below in paragraph 12 of this Part VI.

               (bb) On 6 April 2001, the whole of ebookers' authorised share capital of 357,142,850 Ordinary Shares of (L)0.028 each was consolidated into 71,428,570 Ordinary Shares of
                       (L)0.14 each.

               (cc)    On 25 April, 2001, a total of 67,426 Ordinary Shares of
                       (L)0.14 were issued for (L)88,054. These represented remuneration paid to a management consultancy for services rendered and payment of employee bonuses. Also on 25 April 2001, 27,519 Ordinary Shares of (L)0.14 were cancelled.

               (dd) On 1 July, 2001, 96,710 Ordinary Shares of (L)0.14 were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these Ordinary Shares was
                       (L)140,000.

               (ee) On 21 August 2001, 48,675 Ordinary Shares of (L)0.14 were issued for (L)47,687 as the consideration for the purchase of Technovate Data and Services Private Limited.

               (ff) On 19 September 2001, 89,764 Ordinary Shares of (L)0.14 were issued for (L)130,758. These related to the exercise of options and payment of employee bonuses.

               (gg) On 28 September 2001, a further 32,451 Ordinary Shares of (L)0.14 were issued for (L)31,791 relating to the purchase of Technovate Data and Services Private Limited.

        (iv)   During the 12 months ended 20 January 2003:

               (a) On 18 May 2002, ebookers issued 3,000,000 Ordinary Shares of (L)0.14 each to Flightbookers Investments Limited. This was the final part of the consideration relating to the purchase of Flightbookers Limited.

               (b) In June 2002, 40,000 Ordinary Shares of (L)0.14 were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these Ordinary Shares was
                       (L)114,495.

               (c) On 17 October 2002, 11,654 Ordinary Shares of (L)0.14 were issued to two Non-Executive Directors Mr Sudhir Choudhrie and Mr Jeffrey Sampler in accordance with letters of appointment.

               (d) On 25 October 2002, 68,250 Ordinary Shares of (L)0.14 were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these Ordinary Shares was
                       (L)230,003.

               (e) In November 2002, 115,961 Ordinary Shares of (L)0.14 were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these Ordinary Shares was
                       (L)408,286.

               (f) In December 2002, 19,882 Ordinary Shares of (L)0.14 were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for these Ordinary Shares was
                       (L)83,576.

               (g) In January 2003, 9,832 Ordinary Shares of (L)0.14 were issued relating to the exercise of options under the ebookers plc Executive Share Option Scheme 1999. The consideration paid for the Ordinary Shares was
                       (L)34,941.

3.3 The Ordinary Shares are, and the New Ordinary Shares will be, fully paid. The New Ordinary Shares will rank pari passu in all respects with the Ordinary Shares.

3.4 As at 20 January 2003, the latest practicable date prior to the publication of this document, 21,357,002 Ordinary Shares remained authorised but unissued. Of these 3,815,663 are reserved to meet the obligations of ebookers to issue Ordinary Shares under the ebookers Share Option Scheme.

3.5 As a result of the Placing and Acquisition, 12,318,839 New Ordinary Shares will be issued, leading to an increase in the issued share capital of (L)1,724,637.60, calculated on the assumption that the price per Consideration Share is the Placing Price.

3.6 At the date of this document, the Directors have general and unconditional authority for the purposes of section 80 of the Act, by virtue of an ordinary resolution of Shareholders passed on 21 November 2001, to exercise all powers of ebookers to allot relevant securities (as defined in section 80 of the Act) up to a maximum aggregate nominal amount of (L)1,730,022.70. Such authorities will expire on the date of the annual general meeting in 2006, or on 21 November 2006, whichever is the earlier. The authority required for the purposes of the Acquisition is described in paragraphs 3.8 and 3.9 below.

3.7 At the date of this document, by virtue of a special resolution of shareholders passed on 21 November 2001, the Directors are empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authorities conferred on them as referred to in paragraph 3.6 above as if section 89(1) of the Act did not apply, (aa) in connection with any pre-emptive issue; and (bb) otherwise than in connection with a pre-emptive issue up to an aggregate nominal amount of (L)317,026, for a period expiring on the date of the annual general meeting in 2006, or on 21 November 2006, whichever is the earlier.

3.8 Assuming that the Resolutions to be proposed at the Extraordinary General Meeting are passed and come into effect, then the Directors will be further authorised, generally and unconditionally, in accordance with section 80 of the Act to allot relevant securities (as defined in that section) up to an aggregate nominal amount of
        (L)996,660.10 for the purposes of the Acquisition and Placing calculated on the assumption that the price per Consideration Share is the Placing Price, such power to expire on the date of the annual general meeting of ebookers to be held in 2008 or on 6 February 2008, whichever is earlier.

3.9 The authority pursuant to section 80 of the Act to be granted at the Extraordinary General Meeting referred to in paragraph 3.8 above shall be additional to and distinct from the authority granted to the Directors at ebookers' extraordinary general meeting on 21 November 2001 referred to in paragraph 3.6 above. Assuming such resolution is passed, the authority of the Directors to allot relevant securities will, when aggregated with the authority granted under section 80 of the Act at the extraordinary general meeting of ebookers on 21 November 2001, relate to an aggregate nominal amount of (L)2,717,487.56, representing approximately 39 per cent. of the total issued share capital of ebookers as at 20 January 2003 (being the latest practicable date prior to publication of this document), assuming that the price per Consideration Share is the Placing Price.

        Save in respect of the issue of New Ordinary Shares pursuant to the Acquisition and Placing and any issues of Ordinary Shares which may be required to be made pursuant to the ebookers Share Option Schemes the Directors have no current intention to exercise either the existing or the proposed authority to allot securities.

3.10 The provisions of section 89(1) of the Act (to the extent not disapplied pursuant to section 95 of the Act) confer on Shareholders certain rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Act) which are, or are to be, paid up in cash and will apply to the authorised but unissued share capital of ebookers.

3.11 The closing middle market quotations for an Ordinary Share as derived from the London Stock Exchange daily Official List on the first dealing day in each of the six months immediately prior to the date of this document and on 20 January 2003, the last dealing day before the announcement of the Placing and Acquisition (and the latest practicable date prior to the publication of this document), were as follows:


    Date                                                           Price (pence)
    20 January 2003                                                          350
    2 January 2003                                                         402.5
    2 December 2002                                                        377.5
    1 November 2002                                                        328.5
    1 October 2002                                                           220
    2 September 2002                                                         240
    1 August 2002                                                          222.5


3.12 The New Ordinary Shares will, when issued, be in registered form and will be capable of being held in certificated and uncertificated form.

4.  Memorandum and Articles of Association of ebookers

4.1     Memorandum of Association

        The Memorandum of Association of ebookers provides that its principal object is to carry on business as an electronic travel agent service. The objects of ebookers are set out in full in Clause 4 of the Memorandum of Association, which is available for inspection at the address specified in paragraph 21 of this Part VI below.

4.2     Articles of Association

        The Articles of Association of ebookers include provisions to the following effect:

4.2.1   Voting

        At a general meeting of ebookers on a show of hands every shareholder present in person, or in the case of a corporation present by a duly authorised representative, has one vote. A proxy does not have more than one vote even if they are a shareholder themselves or hold a number of proxies. On a poll every shareholder present in person or by proxy has one vote for each share held.

        No shareholder may, unless the Directors otherwise determine, vote at a general meeting in respect of any share held by him, or exercise any other right in respect of such a share, if:

        o any call or other sum presently payable by him to ebookers in respect of that share remains unpaid; or

        o he, or any person who appears to be interested in the shares held by him, has been served with a notice under section 212 of the Act and is in default for a period of 14 days.

4.2.2   Dividends

        ebookers may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

        No dividend can be paid other than out of profits available for distribution under the provisions of the Act and any other applicable statutes.

        The Directors may also from time to time pay interim dividends of such amounts, on such dates and in respect of such periods as the Directors think fit.

        Subject to the Articles and the rights attached to any shares, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

        Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to ebookers.

4.2.3   Distribution of assets on winding up

        If ebookers is wound up, the liquidator may, with the authority of an extraordinary resolution:

        (a) divide among the members in specie or in kind the whole or any part of the assets of ebookers and may, for such purpose, value any assets and determine how the division is carried out between the shareholders or different classes of shareholders; and

        (b) vest any part of the assets in trustees for the benefit of the shareholders as the liquidator thinks fit but no shareholder shall be compelled to accept any shares or other property in respect of which there is a liability.

4.2.4   Issue of shares and pre-emption rights

        Subject to the provisions of the Act relating to authority, pre-emption rights and otherwise and of any resolution of ebookers in general meeting, all unissued ordinary shares will be at the disposal of the Directors and they may allot, with or without conferring a right of renunciation, grant options over or otherwise dispose of them to any persons, at any time and on any terms as they think proper.

4.2.5   Transfer of shares

        Any holder of shares in a certificated form may transfer all or any of its shares in any usual or common form or in any other form which the Directors may approve. The instrument of transfer of a share must be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee.

        The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason, refuse to register any transfer of shares, not being fully paid shares, provided that, should such shares be admitted to the Official List, a transfer may not be exercised in a way that prevents dealing in the shares of that class from taking place on an open and proper basis. The board may also refuse to register an allotment or transfer of shares, whether fully paid or not, to more than four persons jointly. The Directors may also refuse to register a transfer of shares in certificated form unless the instrument of transfer is:

        o      in respect of only one class of shares;

        o      in favour of no more than four transferees jointly;

        o      duly stamped, if required; and

        o lodged at the transfer office accompanied by the relevant share certificate(s).

4.2.6   Disclosure of transactions and ownership

        The Act provides that a person, including a company and other legal entities, that acquires any interest of 3 per cent. or more of any class of ebookers' shares, including through ADRs, comprised in an English public company's "relevant share capital" is required to notify ebookers in writing of its interest within two business days following the day on which the obligation arises.

        Where a notice is served under the foregoing provisions on a person who is or was interested in our shares and that person fails to give any information required by the notice within the time specified in the notice, ebookers may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer, the exercise of voting rights, the taking up of rights and, other than in liquidation, payments in respect of those shares.

        A person who fails to fulfil the obligations imposed by sections 198 and 212 of the Act described above is subject to criminal penalties.

4.2.7   Variation of rights

        Whenever the share capital of ebookers is divided into different classes of shares, all or any of the rights attached to any class may, subject to the provisions of the Act, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class, but not otherwise, and may be so varied or abrogated either whilst ebookers is a going concern or during or in contemplation of a winding up. At every such separate general meeting, the necessary quorum is at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class, but so that at any adjourned meeting any holder of shares of the class present in person or by proxy is a quorum.

4.2.8   Alteration of share capital

        ebookers may from time to time by ordinary resolution:

        o increase its share capital by the creation of new shares of such amount as the resolution shall prescribe;

        o consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

        o cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

        o sub-divide all or any of its shares into shares of a smaller amount than is fixed by the Memorandum and Articles and may by the resolution decide that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preference or other advantage or be subject to a restriction, deferred or other special rights or be subject to any such restrictions, as ebookers has the power to attach to new shares.

        Subject to the Act, ebookers may purchase shares of any class, including redeemable shares, but if there shall be in issue any of its shares convertible into equity share capital of the class proposed to be purchased, then ebookers shall not purchase, or enter into a contract under which it will or may purchase, such equity share unless either:

        o the terms of issue of such convertible shares include provisions permitting ebookers to purchase its own equity shares or provide for adjustment to the conversion terms upon such a purchase; or

        o the purchase, or the contract, has first been approved by an Extraordinary Resolution passed at a separate meeting of the holders of such convertible shares.

        Subject to the provisions of the Act, ebookers may, by special resolution, reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any manner.

4.2.9   Sales of shares of untraced shareholders

        ebookers is entitled to sell at the best price reasonably obtainable any shares of a shareholder or of a person entitled by virtue of transmission on death or bankruptcy or otherwise if:

        o during a period of not less than 12 years prior to the date of the publication of the advertisements referred to below at least three dividends have become payable in respect of the share to be sold and no dividend in respect of those shares has been claimed;

        o on or after expiry of the period of 12 years ebookers have given notice of its intention to sell the shares by advertisement in both a national newspaper and a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised in the Articles is located; and

        o ebookers has not during a further period of three months after the date of the advertisements referred to above received a communication from the shareholder or person entitled by transmission, in his capacity as shareholder or person entitled by transmission.

        The net proceeds of sale shall belong to ebookers and ebookers shall be obliged to account to the former member or other person previously entitled as mentioned above for an amount equal to such proceeds and shall enter the name of such former member or other person in its books as a creditor for such amount which shall be a permanent debt. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and ebookers shall not be required to account for any money earned on the net proceeds, which may be employed in ebookers' business or invested in such investments, other than its shares or shares of its holding company if any, as the Directors may from time to time think fit.

4.2.10  Reserves

        The Directors may from time to time set aside out of profits and carry to reserve any sum that they think proper which, at the discretion of the board, is applicable for any purpose to which our profits may properly be applied and pending such application may either be employed in our business or be invested. The Directors may divide the reserve into special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds in which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the board will comply with the provisions of the Act.

4.2.11  Capitalisation of profits and reserves

        The Directors may, with the sanction of an ordinary resolution of ebookers, capitalise any sum standing to the credit of any of ebookers' reserve accounts, including any share premium account, capital redemption reserve or other undistributable reserve, or to the credit of ebookers' profit and loss account. Such capitalisation will be effected by appropriating an amount to the holders of ordinary shares on the date of the resolution, or on another date that may be specified in the resolution or determined as provided in the resolution, in proportion to their holdings of ordinary shares at that time, and applying this amount in paying up on the holders' behalf in full unissued ordinary shares for allotment and distribution credited as fully paid up, to and amongst them as bonus shares in the proportion referred to above. The Directors may do all acts and all things considered necessary for the purpose of such capitalisation, and have full power to make provisions as they think fit in respect of fractional entitlements that would arise. The Directors may authorise any person to enter into, on behalf of all the interested shareholders, an agreement with ebookers in relation to any such capitalisation and matters incidental to it and this agreement will be effective and binding on all concerned.

4.2.12  Borrowing Powers

        ebookers' board may exercise all its powers to:

        o      borrow money;

        o mortgage and/or charge all or any part of ebookers' business, property or assets and uncalled capital;

        o      issue debentures and other securities; and

        o give security, either outright or as collateral security, for any of ebookers' debts, liabilities or obligations, or those of a third party.

        There is no requirement on the Directors, under ebookers' Articles of Association, to limit the borrowings of ebookers and its subsidiaries.

4.2.13  Directors

    Appointment and Retirement

        Unless otherwise determined by ebookers by ordinary resolution, the number of Directors shall not be fewer than three. A director will not be required to hold any of our shares to qualify as a director. A director who is not a shareholder will nevertheless be entitled to attend and speak at shareholders' meetings.

        No person will be disqualified from being appointed or re-appointed a Director, and no Director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor will it be necessary by reason of his age to give special notice under the Act of any resolution.

        At each annual general meeting, all those Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before will retire from office by rotation. A retiring director will be eligible for re-election.

    Remuneration and Expenses

        The ordinary remuneration of the Directors will be determined by the Directors from time to time. The ordinary remuneration of the Directors will not exceed (L)500,000 per annum in aggregate or any higher amount as may be determined by ordinary resolution.

        Any Director who holds an executive office, including for this purpose the office of chairman or deputy chairman, or who serves on any committee of the Directors, or who otherwise performs services that, in the opinion of the Directors, are outside the scope of ordinary duties of a director, may be paid extra remuneration or may receive any other benefits as the Directors may determine.

        A Director will be paid all reasonable expenses properly incurred by him in the course of his duties including his expenses of travelling to and from Directors' or shareholders' meetings or otherwise in connection with ebookers' business.

        ebookers' Directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to or on behalf of any person who is or was a Director of ebookers and, for the purpose of providing gratuities, pensions or other benefits to or on behalf of any person who is or was a Director of ebookers, to contribute to any scheme or fund or to pay premiums.

    Interested Director Transactions

        Subject to the Act, and provided that he has disclosed to the board of Directors the nature and extent of any interest, a director:

        o may be party to, or otherwise interested in, any contract, transaction or arrangement with ebookers or in which ebookers are otherwise interested;

        o may be a director or other officer of, or be employed by, or be a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by ebookers or in which ebookers are otherwise interested;

        o may act in a professional capacity for ebookers, other than as auditor, and be appropriately remunerated; and

        o will not, except as otherwise agreed by him, be accountable to ebookers for any benefit that he derives from any contract, transaction or arrangement disclosed to the Directors or from any office or employment disclosed to the Directors or from any interest in any body corporate or for remuneration, and no contract, transaction or arrangement disclosed to the Directors will be voidable because of any interest or benefit disclosed to the Directors.

        Except as provided below, our Directors will not vote at board meetings in respect of any contract, arrangement or proposal in which they have any material interest, other than by virtue of an interest in ebookers' shares, debentures or other securities or otherwise. A director will not be counted in the quorum at a board meeting in relation to any resolution on which he is not entitled to vote at board meetings. Subject to the Act a Director generally will be entitled to vote and be counted in the quorum at board meetings in respect of any resolution concerning:

        o the giving of any security, guarantee or indemnity in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of ebookers or any of its subsidiaries or (ii) a debt or other obligation of ebookers or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving security;

        o any proposal concerning an offer of shares, debentures or other securities by ebookers or any of its subsidiaries in which he is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

        o any proposal concerning any other body corporate in which he is interested, directly or indirectly, as an officer, shareholder or otherwise, provided that he and any persons connected with him, within the meaning of section 346 of the Act, does not have an interest in 1 per cent. or more of the issued equity share capital of any class of that body corporate, or of any third company through which his interest is derived, or of the voting rights available to shareholders of the relevant body corporate;

        o any proposal relating to an arrangement for the benefit of ebookers' employees or those of any of ebookers' subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

        o any proposal concerning insurance that we propose to maintain or purchase for the benefit of Directors.

    Indemnification and Insurance

        Subject to applicable English law, each of the Directors, secretaries and officers will be indemnified by ebookers and/or exempted by ebookers from all costs, charges, losses and liabilities incurred by them in the actual or purported exercise or discharge of their powers or duties. This indemnity and exemption extends to any liability incurred by them in defending any civil or criminal proceedings which relate to anything done or alleged to have been done by them as our officer or employee and in which judgement is given in their favour; or where proceedings are disposed of without any finding or admission of any material breach on their part; or in which they are acquitted or in respect of which relief from liability is granted.

        The Directors have the power to purchase and maintain insurance for, or for the benefit of, any persons that are or were at any time a director or officer of any company ebookers controls or that is part of the ebookers Group (a "Relevant Company") or that are or were trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested. Insurance purchased and maintained by the Directors may include insurance against any liability incurred by them in respect of any act or omission, in the actual or purported exercise or discharge of their powers or duties in relation to any Relevant Company, or any pension fund or employees' share scheme.

5.  Directors of ebookers

5.1 The full details of those companies and partnerships outside the Group of which the Directors have been directors or partners at any time during the five years prior to the date of this document are as follows:


                                 Current directorships and partnerships outside the
    Name of Director             ebookers Group                                         Previous directorships and partnerships
    Dinesh Dhamija               Flightsales Limited                                    First Airlines Representations Europe
                                 Holidays International Limited                         Limited
                                 Freestyle Travel Limited                               Carbookers Limited
                                 Freestyle Holdings Limited                             Zambia Travel Limited
                                 Industrial Technology (GB) Limited                     Tanzania Travel Limited
                                                                                        Carlisle Mansions West Limited
                                                                                        Dabin Travel Limited
                                                                                        Oldbookers plc

    Tani Dhamija                 Freestyle Holidays Limited                             Zambia Travel Limited
                                                                                        Dabin Travel Limited
                                                                                        Carbookers Limited

    Nigel Addison Smith                                                                 Air 2000 (First Engine) Limited
                                                                                        Air 2000 (Second Aircraft) Limited
                                                                                        Air 2000 Aviation Limited
                                                                                        Air 2000 Executive Aircraft Limited
                                                                                        Air 2000 Leasing Limited
                                                                                        Air 2000 Limited
                                                                                        Air 2000 Travel Limited
                                                                                        Air 2001 Limited
                                                                                        Air 2002 Limited
                                                                                        Air 2003 Limited
                                                                                        Air 2004 Limited
                                                                                        Air 3000 Limited
                                                                                        Air Two Thousand (Ireland) Limited
                                                                                        Leisure International Airways Limited
                                                                                        The Airline Group Limited
                                                                                        Viking Aviation Limited

    Peter Cochrane               iSolon                                                 Computer Coach Limited (liquidated)(1)
                                 ConceptLabs CA                                         Enformatica Limited
                                 Picosecond Pulse Lab Company
                                 EZD Logistics UK
                                 Topic Radio USA
                                 Create Ventures UK

    John Donaldson               Thomas Cook (UK) Ltd                                   Thomas Cook Group Ltd
                                 Holiday Autos Group Ltd

                                   Current directorships and partnerships outside the
    Name of Director               ebookers Group                                         Previous directorships and partnerships
    Sudhir Choudhrie               Adidas India Pvt. Ltd.
                                   Adonis Buildcap Pvt. Ltd.
                                   Aina Properties Pvt. Ltd.
                                   Alpha Health Care Ltd.
                                   Anant Carriers Pvt. Ltd.
                                   Anmol Buildcap & Resorts Pvt. Ltd.
                                   Ancient Construction & Marketing Pvt. Ltd.
                                   Bridoon Estate Pvt. Ltd.
                                   Brigalow Estate Pvt. Ltd.
                                   Brigamine Estate Pvt. Ltd.
                                   Burgundy Tradings Pvt. Ltd.
                                   Clementine Estate Pvt. Ltd.
                                   Demiurge Estate Pvt. Ltd.
                                   Easymove Builders & Securities Pvt. Ltd.
                                   Elsegundo Estate Pvt. Ltd.
                                   Emu Properties & Securities Pvt. Ltd.
                                   Enfranchise 421 Ltd.
                                   Fedora Estate Pvt. Ltd.
                                   Future Vision Markbuild & Securities Pvt. Ltd.
                                   God Gift Properties Pvt. Ltd.
                                   Heartland Estate Pvt. Ltd.
                                   Henge Estate Pvt. Ltd.
                                   Home Age Builders Pvt. Ltd.
                                   Indian Hotels & Health Resorts Pvt. Ltd.
                                   International Magnum Hi-Fashions Ltd.
                                   Kartik Towers Pvt. Ltd.
                                   Kushmakar Construction Pvt. Ltd.
                                   Kwality Dairy (India) Pvt. Ltd.
                                   Levcon Roadways Pvt. Ltd.
                                   Lupin Buildcap Pvt. Ltd.
                                   Magnum International Trading Co. Ltd.
                                   Magnum Plantation Inc.
                                   Magnum Power Generation Ltd.
                                   Magnum Promoters Pvt. Ltd.
                                   Magnum Resorts & Motels Pvt. Ltd.
                                   Magnum Shipping Co. Pvt. Ltd.
                                   Mandakinee Build & Invest Pvt. Ltd.
                                   Mansarovar Builders Pvt. Ltd.
                                   Megalopolies Estate Pvt. Ltd.
                                   Merry Housing & Construction Pvt. Ltd.
                                   Multicon Towers Pvt. Ltd.
                                   Multimax Mercentile Pvt. Ltd.
                                   Nimble Builders & Securities Pvt. Ltd.
                                   Octim International Pvt. Ltd.
                                   Platinum Mercantile Pvt. Ltd.
                                   Rainbow Developers Pvt. Ltd.
                                   Sahayak Towers Pvt. Ltd.
                                   Spark Mark Buildcap Pvt. Ltd.
                                   Sukhsarvar Properties Pvt. Ltd.
                                   Taj Kerala Hotels & Resorts Ltd.
                                   Triple Five Properties Pvt. Ltd.
                                   Ujjawal Build Invest Pvt. Ltd.
                                   V.D. Properties Pvt. Ltd.
                                   Wesman Enclave Pvt. Ltd.

    Jeffrey Sampler                Intuware                                               E-exchange
                                   European Web Group                                     Corelation
                                   Sum International                                      Coviant
                                   Syntel                                                 Achex

    Notes

    (1) Computer Coach Limited was voluntarily liquidated, with the dissolution taking effect on 22 December 1998. Peter Cochrane was the co-founder and only investor in the company, resigning from the board of directors on 15 February 1997. To Peter Cochrane's best knowledge and belief there was no shortfall to creditors.

5.2      At the date of this document no Director:

        5.2.1 has any unspent convictions in relation to any indictable offences;

        5.2.2 has been bankrupt or entered into an individual voluntary arrangement;

        5.2.3 was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

        5.2.4 has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement or such partnership;

        5.2.5 has had his assets the subject of any receivership or has been a partner in a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

        5.2.6 has been subject to any public criticism by any statutory or regulatory authority (including any designated professional bodies) or has ever been disqualified by a court from acting as a Director of a company or from acting in the management or conduct of the affairs of a company.

6.  Directors' and Others Interests

6.1 As at 20 January 2003, the latest practicable date prior to the publication of this document, the interests of the Directors (and persons connected with them within the meaning of section 346 of the
        Act) (all of which are beneficial unless otherwise stated) in the share capital of ebookers which (a) have been notified to ebookers pursuant to section 324 or section 328 of the Act; or (b) are required to be entered in the register maintained pursuant to section 325 of the Act; or (c) are interests of a person connected with a Director (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known or which could with reasonable diligence be ascertained by that Director, were, and, on the assumptions referred to below, immediately following the Placing and Acquisition are expected to be, as follows:

    Interests in ebookers Shares


                                                       Number of Ordinary Shares           Number of Ordinary Shares
                                                          as at the date of this           immediately following the
         Name of Director                                               document             Placing and Acquisition
         Dinesh Dhamija(1)                                            26,520,700                          26,520,700
         Peter Cochrane                                                       --                                  --
         Sudhir Choudhrie                                                  5,287                               5,287
         Jeffrey Sampler                                                   5,287                               5,287
         Nigel Addison Smith                                                  --                                  --
         Tani Dhamija                                                         --                                  --
         John Donaldson                                                       --                                  --


        Notes:

        (1) Dinesh Dhamija has a non-beneficial interest in 556,564 Ordinary Shares. As a result of his interest under a trust which controls Flightbookers Investments Limited, Dinesh Dhamija has an indirect or beneficial interest in the 25,964,136 Ordinary Shares held by Flightbookers Investments Limited. From his beneficial and non-beneficial interest in Ordinary Shares, Mr Dhamija controls 52.96 per cent. of the voting share capital in ebookers.

        In aggregate, the Directors' interests in Ordinary Shares set out above, all of which are beneficial interests unless otherwise stated, amount to approximately 53.0 per cent. of ebookers' current issued share capital and 42.52 per cent. of ebookers' enlarged issue share capital immediately following the Placing and Acquisition assuming that no additional Ordinary Shares are issued pursuant to any of the ebookers Share Option Schemes or otherwise and that the price per Consideration Share is the Placing Price.


6.2 As at 20 January 2003, the latest practicable date prior to the publication of this document, the Directors had been granted, and had outstanding, options as follows:


        Share option information

                               No. of                                  No. of
                                share      No.                          share
                              options  granted                        options   Exercise   Exercise   Options
                              held at    Since  Exercised                held      price      price currently    Vesting     Expiry
    Name                       1/1/02   1/1/02    options   Lapsed   17/01/02          $        (L)    vested       date       date
    Dinesh Dhamija           5% of SC*      --         --       --   5% of SC* 1,350,000         --  5% of SC*        --   20/10/09

    Peter Cochrane             42,560       --         --       --     42,560         --       2.78    42,560         --   24/10/09
                               21,280       --         --       --     21,280         --       5.56    21,280         --   24/10/09
                               21,280       --         --       --     21,280         --       5.56        --   25/10/03   24/10/09

    Nigel Addison Smith            --   35,000         --       --     35,000                  2.15        --   02/07/03   01/07/12
                                   --   35,000         --       --     35,000                  2.15        --   02/07/04   01/07/12
                                   --   35,000         --       --     35,000                  2.50        --   02/07/05   01/07/12
                                   --   35,000         --       --     35,000                  2.50        --   02/07/06   01/07/12
                                   --    2,650         --       --      2,650                 2.825        --   02/07/03   01/07/12
                                   --    2,650         --       --      2,650                 2.825        --   02/07/04   01/07/12
                                   --    2,650         --       --      2,650                 2.825        --   02/07/05   01/07/12
                                   --    2,650         --       --      2,650                 2.825        --   02/07/06   01/07/12

    Jeffrey Sampler             1,794       --         --       --      1,794         --       0.17     1,794         --   31/12/10

    Sudhir Choudhrie            2,348       --         --       --      2,348         --       0.17     2,348         --   31/12/10

    * SC equals share capital

        It is intended that approximately 4 days after the posting of this document options will be granted (under the ebookers Executive Share Option Scheme 1999, as described in paragraph 8 below) to Tani Dhamija over Ordinary Shares to a value of (L)880,000 and to Dinesh Dhamija over Ordinary Shares to a value of (L)1,200,000. The exercise price will be the average market price over the three days prior to grant, in accordance with the rules of the Scheme, and the options will be exercisable in four equal tranches on the first to fourth anniversaries of grant, subject to satisfaction of performance conditions to be set by the Remuneration Committee. These option grants are not conditional on the completion of the proposed Acquisition and Placing.

        In addition to the options set out above and described in paragraph 8 of this Part VI there are also options outstanding over 3.5 per cent. of the share capital to Sanjiv Talwar, the former Managing Director. As described in paragraph 8 of Part I, Sanjiv Talwar has advised the Board that he intends to exercise options over shares representing 1.5 per cent. of the share capital.

        The individual option arrangements with Dinesh Dhamija, Peter Cochrane and Sanjiv Talwar are more fully described in paragraph 8.3 of this
        Part VI.

6.3 As at 20 January 2003, the latest practicable date prior to the publication of this document, the Directors were aware of the following persons who, directly or indirectly, are, and, based on the assumptions set out below, immediately following the Placing and Acquisition becoming or being declared unconditional in all respects will be, interested in 3 per cent. or more of the issued share capital of ebookers:


                                                      Number of ebookers      Percentage of issued                  Percentage of
                                                   Ordinary Shares as at       share capital as at           issued share capital
                                                        the date of this          the date of this      immediately following the
    Name                                                        document                  document        Placing and Acquisition(1)
    Flightbookers Investments Limited                         25,964,136                    51.85%                          41.62%

        Notes:
        (1) Assuming that no additional Ordinary Shares are issued pursuant to the ebookers Share Option Schemes and that the price per Consideration Share is the Placing Price.

6.4 Save as disclosed above, the Directors are not aware of any person who is, or who will be, immediately following the Placing, directly or indirectly interested in 3 per cent. or more of the issued share capital of ebookers.

6.5 On 19 March 2001 Dinesh Dhamija entered into a relationship agreement with ebookers, pursuant to which he undertook inter alia that he will at all times exercise his voting rights in respect of Ordinary Shares held by him, so as to procure, insofar as he is able to do so by the exercise of those rights, that:

        (a) ebookers is capable at all times of carrying on its business independently of him and his associates; and

        (b) all transactions, agreements, arrangements or relationships entered into between Dinesh Dhamija (or his associates) and ebookers are, and will be made, at arm's length and on normal commercial terms.

        ebookers is satisfied, particularly taking into account the above relationship agreement, that it is capable of carrying on its business independently of the controlling shareholder (or associates) and all transactions and relationships between ebookers and the controlling shareholder (or associates) are, and will be, at arm's length on a normal commercial basis.

6.6 Save as disclosed in this paragraph 6, the Directors are not aware of any persons who directly or indirectly, jointly or severally, exercise or could exercise, control over ebookers.

6.7 No Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by the Group in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

6.8 As at 20 January 2003, the latest practicable date prior to the publication of this document, there were no outstanding loans granted by any member of the Group to any of the Directors, nor were any guarantees provided by any member of the Group for the benefit of any Director.

7.  Directors' Employment Agreements

7.1 The following table summarises the principal features of the service agreements of the executive Directors of the Group and the terms of appointment of the non-executive Directors. Save as disclosed in notes 2, 3 and 4 below, the table does not include details of bonuses which are determined by the Remuneration Committee and are related to collective and individual performance and payment of which is dependent upon cash flow.

                                                                                                    Expected date of
                                                                                                   expiry of current
                                                                        Annual       Period of               term of
    Director                           Date of agreement           salary/Fees          notice        appointment(8)          Notes
    Dinesh Dhamija                        2 October 2002            (L)300,000       12 months                  2005     1, 2, 7, 8
    Peter Cochrane                       25 October 1999              (L)5,000         4 weeks                  2003        1, 6, 7
    Sudhir Choudhrie                        12 July 2002             (L)20,000         4 weeks                  2005     1, 5, 6, 7
    Jeffrey Sampler                         12 July 2002             (L)20,000         4 weeks                  2003     1, 5, 6, 7
    Nigel Addison Smith                      31 May 2002            (L)120,000        6 months                  2004     1, 3, 7, 8
    Tani Dhamija                         16 January 2003            (L)220,000        6 months                  2004     1, 4, 7, 8
    John Donaldson                          24 July 2002             (L)20,000         4 weeks                  2006        1, 5, 6

        Notes:

        (1) The executive Directors are entitled to private health insurance cover and all the Directors are entitled to benefit from director and officer liability insurance arranged by ebookers. ebookers has no obligation to provide and does not provide any other benefits (whether for pensions, private telephone or otherwise) to the Directors, save as disclosed in notes 2, 3 and 4 below. There is no provision or arrangement for payment of compensation upon early termination in any of the contracts of employment for the executive Directors nor in the letters of appointment of the Non-Executive Directors.

        (2) Mr. Dhamija entered into a new service agreement with ebookers on and with effect from 2 October 2002. One quarter of Mr. Dhamija's salary shall be paid to him in the United Kingdom and three quarters shall, subject to Inland Revenue approval, be payable in Switzerland. Mr. Dhamija shall also be entitled to a discretionary bonus (paid quarterly), which may be up to 40 per cent. of his salary. In addition ebookers shall pay 7 per cent. of Mr. Dhamija's annual salary into a pension scheme of his choosing, and shall also provide a car and car parking space, covering all expenses related thereto. Ecudaor shall reimburse Mr. Dhamija for all travel expenses incurred by him in travelling between London and Switzerland. The agreement provides for termination by either party on 12 months' notice. The agreement also provides, however, that Mr. Dhamija shall not be required to perform his duties for any longer than 3 months during any period of notice, to effect an orderly handover of duties. The balance of any period of notice shall be paid in lieu. The agreement also imposes certain restrictive covenants on Mr. Dhamija which survive termination.

        (3) Mr Addison Smith entered into a service agreement with ebookers on 31 May 2002 with effect from 1 June 2002. Mr Addison Smith is entitled to a discretionary bonus (paid quarterly), which may be up to 40 per cent. of his salary. In addition, ebookers shall offer him access to a Stakeholder Pension Scheme, whereby ebookers agrees to make contributions upon Mr Addison Smith achieving a certain level of service. ebookers may terminate his employment with immediate effect by paying his salary, other contractual benefits and bonus in lieu of notice. The agreement also imposes certain restrictive covenants on Mr Addison Smith which survive termination

        (4) Ms Dhamija entered into a new service agreement with ebookers on 16 January 2003 with effect from 1 August 2001. Ms Dhamija shall be entitled to a discretionary bonus (paid quarterly) which may be up to 40 per cent. of her salary. The agreement provides for termination be either party on 6 months' notice, the agreement also provides, however, that Ms Dhamija shall not be required to perform her duties for any longer than 3 months during any period of notice, to effect an orderly handover of duties. The balance of any period of notice shall be paid in lieu. The agreement also imposes certain restrictive covenants on Ms Dhamija which survive termination.

        (5) (L)6,500 of the annual salary is payable in Ordinary Shares. The value of such Ordinary Shares at the point of subscription is to be calculated at the average quoted share price over the preceding calendar year.

        (6) Save for Peter Cochrane who has a five year appointment, each of the Non-Executive Directors have entered into letters of appointment with ebookers for a period of two years.

        (7) The expected dates of expiry of current terms of appointment are on the assumption that the annual general meeting in the relevant year is held on approximately the same date as in 2002.

        (8) The salaries of Dinesh Dhamija, Tani Dhamija and Nigel Addison Smith have been increased to (L)300,000, (L)220,000 and (L)120,000 respectively, with effect from 1 January 2003. In the case of Dinesh Dhamija this amount is inclusive of pension contribution. In addition the maximum amount payable to directors under the annual cash bonus scheme has been increased to 40 per cent. of salary.

7.2 The total aggregate remuneration paid and benefits in kind granted to the Directors by any member of the Group in respect of the year ended 31 December 2002 under any description whatsoever was approximately
        (L)844,853. Further details of remuneration and benefits in kind are set out in paragraph 7.1 above.

7.3 The emoluments receivable by the Directors will not vary as a result of the Placing and Acquisition.

7.4 Save as disclosed in this paragraph 7 there are no existing or proposed service or consultancy agreements between any Director and any member of the Group.

7.5 It is estimated that under arrangements in force as at the date of this document, the aggregate amounts payable to the Directors by any member of the Group for the year ended 31 December 2003 (excluding pension contributions and including bonuses and profit share payments paid during, rather than in respect of, the year) will be approximately
        (L)907,000. Further details of remuneration and benefits in kind are set out in paragraphs 7.1 above.

8.  ebookers Share Options Schemes

As at 20 January 2003, the latest practicable date prior to the publication of this document, and in addition to the options granted to Directors and a former director set out in paragraph 6.2, 3,444,714 options over ebookers Ordinary Shares of (L)0.14 each were outstanding as set out in the table below. All these options were granted for no consideration under the ebookers plc Executive Share Option Scheme 1999 described below. The options were granted between 1 July 2000 and 3 December 2002 and every option has an exercise period which lapses on the tenth anniversary of its grant, therefore the end of the exercise period for each option granted will be between 14 July 2010 and 3 December 2012. The earliest date for exercise of each of the outstanding options is set out below. The following option prices and the number of options reflect the situation after the share consolidation which is described above in this Part VI - "Additional Information - Share Capital".

Option price           Number of shares under option     First date for exercise
<(L)2                  109,412                           20 December 2001
(L)2 - (L)3            1,655,318                         1 July 2000
(L)3 - (L)4            1,445,571                         1 July 2000
(L)4 - (L)6            227,658                           11 November 2000
>(L)6                  6,755                             21 February 2001

ebookers expects to incur National Insurance charges relating to the above options (and to any options granted to its Directors on or after 6 April 1999 referred to below) on the difference between the market value of the Ordinary Shares at the exercise date and the option price, at the National Insurance rate applicable at the date of exercise, which was 12.2 per cent. until 5 April 2001 after which time it was reduced to 11.9 per cent. ebookers will provide for this liability at each financial period end based on the difference between the period end Ordinary Share value and the option price.

8.1     The ebookers Executive Share Option Scheme 1999

        The ebookers Executive Share Option Scheme 1999 (the "1999 Scheme") is an approved executive share option scheme, for employees in the UK. An unapproved executive share option scheme is also in place for employees in the UK and non-UK offices. All option prices and numbers of options reflect the situation after the Ordinary Share consolidation which is described above in paragraph 3 of this Part VI.

        Eligibility - All executive Directors, employees or class of employees of ebookers, and any designated subsidiaries or holding companies are eligible to participate in the 1999 Scheme.

        Grant of options - The board of ebookers or a duly authorised committee may, at their discretion, grant options to acquire Ordinary Shares under the 1999 Scheme. Options may be granted subject to certain conditions based on objective criteria. Options may be granted at any time within the 10-year period following the date of adoption of the 1999 Scheme by the Directors.

        Options granted under the unapproved part of the 1999 Scheme will not be eligible for favourable tax treatment. Options may also be granted under the Inland Revenue-approved part of the 1999 Scheme (contained in the schedule) and these options are eligible for favourable tax treatment currently up to a maximum of (L)30,000.

        Options must be granted with an option price which is no less than the nominal value of an ebookers Ordinary Share. No consideration is payable for the grant of options.

        Exercise of option - The options will normally become exercisable during the first five years of employment in equal tranches on each anniversary of date of grant, provided that the optionholder remains an employee or director of ebookers or an associated company. Options may, however, be exercised within six months of cessation of employment in certain circumstances, for example, if an optionholder ceases to be a Director or employee of ecuador or an associated company due to ill health, injury, disability, redundancy, retirement or change of control or transfer of all or part of his employing company outside the Group. The Directors may, at their discretion, extend this period.

        Options may also be exercised early in the event of a takeover, winding-up, reconstruction or amalgamation of ebookers, within a limited period. In addition, in the event of a takeover or reconstruction, an option holder may be given the opportunity of exchanging his options over ebookers' Ordinary Shares for options over shares in the acquiring company.

        If an optionholder ceases to be a director or employee by reason of misconduct or poor performance, all his options will lapse on cessation of such employment, subject to the discretion of the Directors.

        In any event, all options which have not been exercised or have not otherwise lapsed will lapse on the tenth anniversary of the grant of the option.

        Except for transmission of an option on the death of an optionholder to their personal representative (to be exercised within one year of the death of the optionholder), options are not transferable and may only be exercised by the persons to whom they are granted.

        Issue of shares - Ordinary Shares in ebookers issued on the exercise of options will rank equally with Ordinary Shares in issue at that time, except in respect of rights arising by reference to a prior record date.

        Variation in share capital - The number of Ordinary Shares underlying each option or the amount payable for each Ordinary Share on the exercise of an option may be adjusted following certain variations in the Ordinary Share capital of ebookers, including a capitalisation or rights issue, sub-division, consolidation or reduction of Ordinary Share capital.

        Scheme limits - The total number of Ordinary Shares over which options may be granted under the scheme in any period of 10 years may not exceed 14.5 per cent. of issued share capital on the date of grant.

        Amendments - The Board of ebookers or a duly authorised committee may, on notice to affected optionholders, amend any provision of the scheme and the terms of options.

        Termination - The board of ebookers or a duly authorised committee may, at any time, terminate the 1999 Scheme. If this happens, no further options will be granted but the provisions of the 1999 Scheme will continue in relation to options already granted. In any event, no options may be granted after the tenth anniversary of the date on which the 1999 Scheme was adopted by the Directors and the 1999 Scheme will automatically terminate on that date.

8.2     The Inland Revenue Approved Schedule

        The rules of the Inland Revenue-approved executive share option scheme set out in the schedule are substantially similar to the rules relating to the unapproved scheme subject to the following differences. All option prices and numbers of options reflect the situation after the Ordinary Share consolidation, described above in paragraph 3 of this
        Part VI.

        Eligibility - Any employee or Director of ebookers, its subsidiaries or any other company permitted by the Inland Revenue to participate in the scheme (and which has been designated by the Directors as a participating company) who is required to devote at least 25 hours a week and is not excluded by reason of the material interest provisions in the Taxes Act, is eligible to participate in the scheme.

        Grant of options - Options will be granted with an option price which is no less than the market value of an ebookers Ordinary Share on the date of grant (or such other date as may be agreed with the Inland Revenue).

        Any performance conditions must be set out in documentation to be approved in advance by the Inland Revenue.

        Individual limits - Participation in the scheme is limited so that, at any one time, the aggregate market value of ebookers Ordinary Shares subject to outstanding options granted to any employee or Director under Inland Revenue-approved executive share option schemes established by ebookers or any of its associated companies does not exceed (L)30,000.

        Variation in share capital - No adjustment in the number of Ordinary Shares subject to each option or the amount payable for each Ordinary Shares on the exercise of an option may be made without the prior approval of the Inland Revenue.

        Amendments - No changes that would affect the Inland Revenue Approved Schedule or any options granted under that schedule may be made without first obtaining the prior consent of the Inland Revenue.

8.3     Individual Option Arrangements

        ebookers has entered into five individual option agreements in respect of its Ordinary Shares. Details are set out below. All option prices and numbers of options in the individual agreements set out below reflect the situation after the share consolidation which is described above in paragraph 3 of this Part VI.

    8.3.1    Option agreement with Mr. Dhamija

               Grant of option - Under an option agreement with Mr. Dhamija dated 21 October 1999 (as subsequently varied), ebookers granted Mr. Dhamija a series of five options, each of which entitles Mr Dhamija to subscribe for such number of Ordinary Shares of (L)0.14 each as is equal to 1 per cent. of the issued Ordinary Share capital of ebookers on the business day immediately preceding the date of exercise.

               The options were granted with the following option prices:
               U.S.$100,000 for the first option, U.S.$200,000 for the second option, U.S.$300,000 for the third option, U.S.$350,000 for the fourth option and U.S.$400,000 for the fifth option.

               No consideration was payable for the grant of the options.

               Exercise of options - The first option was exercisable at any time after 16 May 1999, and the second option after 11 November 1999. The remainder of the options became exercisable over an 18-month period beginning on 12 May 2000, and generally remain exercisable until 21 October 2009.

               In the event of a takeover, scheme of arrangement or winding-up, the options may be exercised within a limited period of time prior to or following that event, at the end of which they will lapse.

               All options which have not been exercised will lapse on 2 April 2009.

               Since all of the options have now become "vested" exercise of them is not dependent upon Mr. Dhamija continuing as an employee or Director.

               Except for transmission of an option on the death of Mr. Dhamija to his personal representative (such option to be exercised within one year of his death), options are not transferable and may only be exercised by Mr. Dhamija.

               Issue of Ordinary Shares - Ordinary Shares in ebookers issued to Mr. Dhamija on the exercise of his options will rank equally with Ordinary Shares in issue at that time, except in respect of rights arising by reference to a prior record date.

               Variation in Ordinary Share capital - The number of Ordinary Shares underlying each option or the amount payable for each Ordinary Share on the exercise of an option may be adjusted (including retrospective adjustments), subject to the consent of Mr. Dhamija, following certain variations in Ordinary Share capital of ebookers, including a capitalisation or rights issue, sub-division, consolidation or reduction of Ordinary Share capital provided that such adjustment does not adversely affect the rights of Mr. Dhamija.

    8.3.2    Option agreement with Professor Cochrane

               Grant of option - An option letter of agreement with Professor Cochrane dated 3 October 2002, sets out that ebookers granted Professor Cochrane an option over 85,120 Ordinary Shares.

               Exercise of option - The option is exercisable in four equal annual instalments of 21,280 Ordinary Shares from 25 October of each year from 2000 until 2003. The option price for the first two instalments is (L)2.78 and for the second two instalments is (L)5.56.

               Re-organisation - In the event of a re-organisation or amalgamation of ebookers, Professor Cochrane will be entitled to exchange the option for a corresponding option over Ordinary Shares in the new entity.

               The options are exercisable within 10 years from the date of grant.

    8.3.3    Option agreement with Dr. Talwar

               Under a service contract with Dr. Sanjiv Talwar, former Managing Director of ebookers, dated 3 March 1999, ebookers granted Dr. Talwar a series of four options, the first two of which entitle Dr. Talwar to subscribe for Ordinary Shares equal to 0.75 per cent. of the issued Ordinary Share capital of ebookers on the business day immediately preceding the date of exercise and the latter two of which entitle Dr. Talwar to subscribe for Ordinary Shares equal to 1 per cent. of the issued Ordinary Share capital of ebookers on the business day immediately preceding the date of exercise. The terms of these options are described in an option agreement with Dr. Talwar dated 21 October 1999. The options were granted with the following option prices; US$150,000 for the first option tranche, US$200,000 for the second option tranche and at US$4.35 per Ordinary Share for the third option and US$1.15 per Ordinary Share for the fourth option. All the options have currently vested and are exercisable until 2 April 2009.

9.  Travelbag Incentive Arrangements

The Travelbag Group has a number of incentive arrangements in place for its directors and employees. Two of the more significant schemes are as follows:

9.1 The Travelbag Executive Bonus Arrangements ("Travelbag Executive Arrangements")

        The participants under the Travelbag Executive Arrangement are executives of Travelbag.

        Under the Travelbag Executive Arrangement, the sale of Travelbag will trigger a cash payment to the participants. The gross cost of the payments to the participants under the Travelbag Executive Arrangement in the event of such a sale will be approximately (L)6.0m. The gross cost of the payment to be made under the BTW Executive Bonus is approximately (L)39,000. The payments must be made within 28 days of completion of the sale. The payments to all of the participants under the Travelbag Executive Arrangement are being funded by the subscription for deferred shares in Travelbag shortly before Completion. The deferred shares will then be purchased by ebookers under the Acquisition Agreement.

        The largest payment under the Travelbag Executive Arrangement made to any one executive will be a gross payment of (L)2.385 million.

9.2     The Travelbag Adventures Scheme ("Adventures Scheme")

        Similar to the Travelbag Executive Bonus Scheme described above, the Adventures Scheme operates by paying a bonus to a number of individuals on a sale of either Travelbag plc or Travelbag. The amount payable in the event of such a sale is dependent upon a number of factors including sale price and group turnover. The gross cost of the payment(s) potentially due under the Adventures Scheme in the event of such a sale is approximately (L)749,760. The payment must be made within 28 days of Completion.

10. Subsidiary Undertakings

10.1 ebookers has 29 subsidiaries, of which 19 are held directly and 10 indirectly. In each case ebookers either owns or controls 100 per cent. of the issued share capital and voting rights in each of these undertakings.

10.2    ebookers' principal subsidiaries are:


    Subsidiary Undertakings


                                                                                           Percentage
                                                                                            of shares
                                                   Country of     Principal      Class     and voting
                                                   incorporation  activity       of held       rights             Registered Office
    Subsidiary undertakings of ebookers plc
    La Compagnie Des Voyages SA                    France         Travel         Ordinary        100%         28 Rue Pierre Lescot,
                                                                  agent                                         75001 Paris, France
    ebookers.com Deutschland GmbH                  Germany        Travel         Ordinary        100%     Dietkirchenstrasse 30-32,
                                                                  agent                                         Bonn 53111, Germany
    ebookers.com SA                                Switzerland    Travel         Ordinary        100%     6 Boulevard George Favon,
                                                                  agent                                  CH1204,Geneva, Switzerland
    ebookers.ie Limited                            Ireland        Travel         Ordinary        100%                  First Floor,
      (formerly Flightbookers Limited)                            agent                                        Block 6/7 Irish Life
                                                                                                                Centre, Lower Abbey
                                                                                                                            Street,
                                                                                                                  Dublin 1, Ireland
    Take Off Reisen GmbH                           Germany        Travel         Ordinary        100%              Hauptstrasse 16,
      (formerly TIBUR GmbH)                                       agent                                       Heilbronn - Sontheim,
                                                                                                                    D-74081 Germany
    OY ebookers Finland Ltd                        Finland        Travel         Ordinary        100%                Kalevankatu 6,
      (formerly OY Lloyd Tours Ltd)                               agent                                     00100 Helsinki, Finland
    ebookers.no AS                                 Norway         Travel         Ordinary        100%    Postboks 8, Sentrum, 0101,
      (formerly Geotours AS)                                      agent                                                Oslo, Norway
    Airways MIC AB                                 Sweden         Travel         Ordinary        100%        Kungsgatan 53, PB 890,
                                                                  agent                                    101 37 Stockholm, Sweden
    Reisbureau Nova BV                             Netherlands    Travel         Ordinary        100%              Wibauststraat 3,
                                                                  agent                                      (Wibauthius 5e etage),
                                                                                                                 1091 GH Amsterdam,
                                                                                                                        Netherlands
    Viajes Dimensiones SL                          Spain          Travel         Ordinary        100%                Jacometrezo 4,
                                                                  agent                                          Planta 11 (atico),
                                                                                                                28013 Madrid, Spain
    Callbookers Limited                            England        Holding Co.    Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB
    Mr Jet AB                                      Sweden         Travel         Ordinary        100%        Kungstagan 53, PB 890,
                                                                  agent                                    101 37 Stockholm, Sweden
    Gate Pacific Limited                           Mauritius      Holding Co     Ordinary        100%                 Les Cascades,
                                                                                                               Edith Cavell Street,
                                                                                                              Port Louis, Mauritius
    Studentbookers.com Ltd                         England        Dormant        Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB
    ebookers.com Ltd                               England        Dormant        Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB
    Insurancebookers.com Ltd                       England        Dormant        Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB
    Hotelbookers Ltd                               England        Dormant        Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB
    Flightbookers.com Ltd                          England        Dormant        Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB
    Cruisebookers Ltd                              England        Dormant        Ordinary        100%         25 Farringdon Street,
                                                                                                                    London EC4A 4AB

                                                                                           Percentage
                                                                                            of shares
                                                   Country of     Principal      Class     and voting
                                                   incorporation  activity       of held       rights             Registered Office
    Subsidiary undertakings owned by Airways MIC AB
    STT Airways AB                                 Sweden         Travel         Ordinary        100%        Kungsgatan 53, PB 890,
                                                                  agent                                    101 37 Stockholm, Sweden
    Biljettakuten AB                               Sweden         Dormant        Ordinary        100%        Kungsgatan 53, PB 890,
                                                                                                           101 37 Stockholm, Sweden
    STT Airways Net AB                             Sweden         Dormant        Ordinary        100%        Kungsgatan 53, PB 890,
                                                                                                           101 37 Stockholm, Sweden
    STT Airways Business AB                        Sweden         Dormant        Ordinary        100%        Kungsgatan 53, PB 890,
                                                                                                           101 37 Stockholm, Sweden
    ebookers.se AB                                 Sweden         Dormant        Ordinary        100%        Kungsgatan 53, PB 890,
                                                                                                           101 37 Stockholm, Sweden
    Subsidiary undertakings owned by Callbookers Limited
    Flightbookers Ltd                              England        Travel         Ordinary        100%         25 Farringdon Street,
                                                                  agent                                             London EC4A 4AB
    Subsidiary undertakings owned by Mr Jet AB
    Mr Jet OY                                      Finland        Dormant        Ordinary        100%        Kungsgatan 53, PB 890,
                                                                                                           101 37 Stockholm, Sweden
    Mr Jet OY (Denmark)                            Denmark        Travel         Ordinary        100%        Kungsgatan 53, PB 890,
                                                                  Agent                                    101 37 Stockholm, Sweden
    Mr Jet OY (Norway)                             Norway         Travel         Ordinary        100%        Kungsgatan 53, PB 890,
                                                                  Agent                                    101 37 Stockholm, Sweden
    Subsidiary undertakings owned by Gate Pacific Limited
    Technovate Data and Services Private Ltd       India          Call Centre    Ordinary        100%
                                                                  & Back                                       34/36 Ohkla Phase 3,
                                                                  Office                                                 New Delhi,
                                                                  Services                                             India 110020

11. Details of Placing and Acquisition


11.1    Acquisition Agreement

    11.1.1     Details of the Acquisition Agreement

               A conditional agreement dated 21 January 2003 and made between the Vendors (described in paragraph 11.1.3 below), Peter Anthony Wade, 3i Group plc and ebookers whereby the Vendors and 3i Group plc have agreed to sell and ebookers has agreed to purchase the entire issued share capital of Travelbag conditional upon, inter alia:

               (i) the passing at the EGM (or at any adjournment thereof) of the Resolutions;

               (ii) the fulfilment or waiver (if capable of being waived) of all the conditions of the Placing Agreement and such agreement not having been terminated; and

               (iii) the fulfilment or waiver (if capable of being waived) of all the conditions in the Bank Loan (in respect of the funding of loans required for acquiring the Shares (as defined in this agreement)) and such agreement not having been terminated.

               The Acquisition Agreement provides that the proposed aggregate consideration for the entire share capital of Travelbag will be a cash sum of (L)53.2 million, comprising (L)50.2 million, to be satisfied upon Completion (save that (L)2 million will be retained by ebookers pending confirmation from the Inland Revenue of its acceptance of a deduction for corporation tax purposes of certain charges relating to employee bonuses), (L)3 million to be paid on the day falling 12 months after Completion, and the allotment of the Consideration Shares.
               (L)40.7 million of the cash consideration payable at Completion will be satisfied by the allotment and issue of the Placing Shares to, or to persons nominated by, Evolution Beeson Gregory. ebookers shall procure application to be made to the UK Listing Authority for the Consideration Shares and the Placing Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares and the Placing Shares to be admitted to trading.

               If any payment is made by the Vendors, 3i or the Warrantors (defined in the agreement to be Port of Hercules Trustees Limited as trustee for the Peter Wade ("POH") No. 2 Settlement and Jeremy Bridge) to ebookers in respect of any claim against the same for breach of the agreement, any indemnity thereunder or the Tax Covenant (see paragraph 11.1.2 below), payment shall be by way of adjustment to the consideration paid or payable. In the event that ebookers has a claim against the Vendors, 3i and/or the Warrantors for breach of the agreement, pursuant to any indemnity hereunder or pursuant to the Tax Covenant, the same agree that such amount(s) may only be set off against the defaulting party's proportion of the balance of (L)3 million to be paid on the day falling 12 months after Completion in certain circumstances set out in the agreement.

               Prior to Completion and in connection with amounts to be paid out by Travelbag pursuant to the incentive schemes mentioned in paragraph 9 of this Part VI, the Vendors shall procure an increase in the authorised share capital of Travelbag to
               (L)23,385,645, by the creation of 4,210,214 deferred shares and shall procure the allotment of such shares to POH (4,182,931 deferred shares) and Jeremy Bridge (27,282 deferred shares) all issued as unpaid, but to be paid up on Completion.

               Each of the Vendors that receive Consideration Shares has agreed with ebookers that they will not for a period of six months from Completion, without the previous written consent of ebookers, dispose or agree to dispose of any of the Consideration Shares or any interest therein (unless a general offer has been made for the Issued share capital).

               The Vendors and Warrantors have agreed to give ebookers certain warranties in relation to the business and affairs of the Travelbag Group, which are limited in financial amount to (L)30 million. ebookers may terminate the Acquisition Agreement if any of these warranties are not complied with either when given or at Completion, or if any event occurs which affects or is likely to adversely affect to a material degree the financial position, turnover or profitability of the Travelbag Group or any of the companies within it.

               The Acquisition Agreement contains restrictive covenants from the Vendors in favour of ebookers for a period of two years from Completion. In particular, certain employees of the Vendor are restricted from carrying out in the UK or Australia any business similar to that carried on by the Travelbag Group and also from inducing certain employees of the Travelbag Group to become employed by, inter alia, the Vendor.

    11.1.2   Tax Covenant

               An agreement to be executed between (1) the Covenantors (defined therein as the Port of Hercules Trustees Limited as trustee for the Peter Wade No. 2 Settlement and Jeremy Bridge)
               (2) Peter Anthony Wade, and (3) ebookers whereby the Covenantors agree to indemnify ebookers in relation to certain tax liabilities arising in the Travelbag Group ("Tax Covenant"). The Tax Covenant also contains an indemnity under which ebookers may, in limited circumstances, be liable to the Covenantors in relation to secondary tax liabilities which the Covenantors may suffer in connection with the Travelbag Group.

    11.1.3   Details of Vendors

               The Vendors under the terms of the Acquisition Agreement are:

               Port of Hercules Trustees Limited and the following, being individuals, namely, David Betsworth, Russell Webber, Jeremy Bridge, Brian Barton, Caroline Barton, Bruce Rose and Andrew Monk.

11.2    Placing Agreement

        An agreement dated 21 January 2003 and made between (1) Evolution Beeson Gregory Limited and (2) ebookers ("Placing Agreement") whereby Evolution Beeson Gregory Limited has conditionally agreed, as agent for ebookers, to use its reasonable endeavours to procure Placees, or failing which to subscribe itself for the Placing Shares at the Placing Price. In consideration of the services to be provided by Evolution Beeson Gregory, ebookers has agreed to pay Evolution Beeson Gregory a fee of (L)50,000 plus a commission of 3 per cent. of the aggregate value of the Placing Shares at the Placing Price, together with certain other costs and expenses set out in the Placing Agreement.

        The commission shall not be payable in the event that the Placing Agreement is either terminated or does not become unconditional. The fee of (L)50,000 shall be payable by ebookers to Evolution Beeson Gregory notwithstanding the fact that the Placing Agreement is either terminated or does not become unconditional.

        The obligations of Evolution Beeson Gregory are conditional upon, inter alia: (i) the passing of the Resolutions; (ii) Admission of the New Ordinary Shares occurring on or before 7 February 2003 (or such later date as Evolution Beeson Gregory Limited shall agree) and (iii) the Acquisition Agreement and the Facility Agreement (in respect of the funding of loans required for the Acquisition) remaining in full force and effect and becoming wholly unconditional on or prior to Admission, save for any conditions therein as to the Placing Agreement becoming unconditional. Under the Placing Agreement, ebookers has given certain warranties in relation to the activities of ebookers, the contents of this document and other matters. The Placing Agreement also contains an indemnity in favour of Evolution Beeson Gregory as regards losses and expenses incurred by Evolution Beeson Gregory in the performance of its duties.

        Evolution Beeson Gregory is entitled to terminate its obligations under the Placing Agreement if:

        (a)    at any time prior to Admission:

               (i) the Company fails in any material respect to comply with its obligations under the Placing Agreement, the Acquisition Agreement or the Facility Agreement;

               (ii) the warranties contained in the Placing Agreement are not true and accurate (or would not be true and accurate if they were repeated at any time before Admission) in all material respects;

               (iii) the Vendors or Barclays Bank plc fail in any material respect to comply with their obligations under the Acquisition Agreement or the Facility Agreement; or

        (b)    at any time prior to 6.00 pm on the date of the Placing
               Agreement:

               (i) there has been a material adverse change in the financial or trading position or prospects of the ebookers Group; or

               (ii)    an event of force majeure occurs.

11.3    Facility Agreement

        An agreement dated 21 January 2003 and made between (1) Barclays Bank plc and (2) ebookers ("Facility Agreement") whereby Barclays has conditionally agreed to advance an aggregate of (L)25 million in term and revolving loans to be used to finance a portion of the Acquisition and provide working capital for the Enlarged Group. The Facility Agreement will also provide bond/guarantee/indemnity facilities up to a value of (L)10 million for the general corporate purposes of ebookers and its subsidiaries. The term loans have a term of five years with scheduled repayments of principal beginning in the second year. The revolving loan facility is committed by Barclays for five years. Interest will be payable on the loans in an amount equal to LIBOR plus a margin which varies with the financial performance of ebookers and its subsidiaries.

        These facilities are to be secured by cross-guarantees from certain companies within the Enlarged Group, supported by pledges over the shares of companies within the Enlarged Group.

12. Material Contracts


12.1    ebookers

        The following contracts, not being contracts entered into in the ordinary course of business, (i) have been entered into by ebookers or one or more members of the Group within the period of two years immediately preceding the date of this document and are, or may be, material; or (ii) contain provisions under which ebookers or one or more members of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

        (a) a share purchase agreement ("contrato privado de compraventa de participaciones") dated 5 April 2000 between ebookers and F. Estevaz Colmenarejo, M. Luisa Rivera Franco, M. Jesus Velasco Moreno and Cristina Gonzalez Recas under which ebookers acquired 143 shares of Viajes Dimensiones, S.L.'s 204 shares outstanding for a consideration price of 168,235,294 Spanish pesetas (approximately (L)628,725). Cristina Gonzalez Recas also agreed to sell the remaining 61 shares to ebookers pursuant to a deferred share purchase agreement which was executed on 5 January 2001 for a consideration price of ESP71,764,706 (approximately (L)275,000). The vendors gave warranties and an indemnity for breach of warranty. The vendors entered into a non-compete clause for three years following the date of the agreement.

        (b) a share purchase agreement dated 27 March 2001 between ebookers and External Laboratory For Awesome Business AB (E-Lab), Hordur Bender and Alben Holdings S.A. under which ebookers acquired the whole of the issued share capital of MrJet AB in exchange for the issue of 6,044,805 Ordinary Shares (2.6 per cent. of ebookers' issued share capital). The vendors agreed to a lock-up period of six months during which they will not sell or dispose of the consideration Ordinary Shares. If the vendors breach the lock-up agreement except as otherwise agreed, SEK1,000,000 will be paid to the purchaser. E-lab gave warranties relating to the financial position, liabilities, business activities and regulatory compliance of the business and ebookers gave warranties to the effect that no approval to the transaction was required from the Swedish Competition Authority and relating to the consideration shares. E-lab's total liability in respect of all claims is capped at SEK8,000,000.

        (c) a relationship agreement dated 19 March 2001 between ebookers and Dinesh Dhamija, as described in paragraph 6 of this Part VI.

        (d) on 21 January 2003 both Dinesh Dhamija and Flightbookers Investments Limited (which Dinesh Dhamija controls through a trust) executed irrevocable undertakings in the form of letters addressed to the Vendors and ebookers (executed as deeds) undertaking to vote all shares held by them, so far as it is consistent with any fiduciary or other duties they may owe, in favour of the Resolutions.

        (e) compromise arrangements (comprising an agreement and deed, together the "Agreement"), dated 20 January 2003 between ebookers and Sanjiv Talwar. This Agreement was entered into in connection with Dr. Talwar's resignation from the Board of ebookers effective from 20 January 2003. Subject to Dr. Talwar complying with his obligations under the Agreement, and in full and final settlement of any claims he may have against ebookers shall, without any admission of liability, pay Dr. Talwar
               (L)25,036 (concerning outstanding salary, holiday pay and bonus), (L)1,850 (concerning certain expenses) and (L)68,765 (concerning contractual entitlements) (together the "Severance Payment"), withholding any tax or National Insurance contributions required to be made in connection with the Severance Payment. The Agreement also confirms that Dr. Talwar's option holding has fully and unconditionally vested and the options thereto may be exercised at any time on or before 2 April 2009, subject to the rules of his Share Option Agreement. In the event of a variation in the share capital of ebookers, the Directors will exercise their discretion to adjust the number or nominal amounts of Ordinary Shares comprised in each option and/or the option price in a way that is fair and reasonable. Up to 31 May 2003, Dr. Talwar will provide ebookers with reasonable assistance to ensure an orderly handover of duties. The Agreement further imposes confidentiality obligations on Dr. Talwar and seeks to prevent him from engaging in specific conduct via a series of restrictive covenants, which survive for specified periods after his resignation as a director of ebookers.

        (f) the Acquisition Agreement and Tax Covenant described in paragraph 11 of this Part VI of the document.

        (g) the Placing Agreement described in paragraph 11 of this Part VI of the document.

        (h) the Facility Agreement described in paragraph 11 of this Part VI of the document.

12.2    Travelbag


        The following contracts, not being contracts entered into in the ordinary course of business, (i) have been entered into by Travelbag or one or more members of the Travelbag Group within the period of two years immediately preceding the date of this document and are, or may be, material; or (ii) contain provisions under which Travelbag or one or more members of the Travelbag Group has any obligation or entitlement which is material to the Travelbag Group as at the date of this document:

        (a) Share Sale Agreements dated 13 December 2001 (the "Agreements") whereby Travelbag purchased 100 per cent. of the issued ordinary share capital in BTW from Jeremy Bridge (33,000 shares), Brian Guy James Barton (12,000 shares), Caroline Barton (2,500 shares), Bruce Hugh Rose (2,500 shares) and Andrew Monk (2,415 shares) (collectively the "Vendors"). Each of the

               Vendors received consideration in the form of 2,520,094, 190,916, 916,398, 190,916 and 184,425 ordinary shares respectively in Travelbag which were to rank pari passu in all respects with the ordinary shares of Travelbag in issue at the date of the Agreement. The Agreements were conditional upon Travelbag adopting new articles of association and upon Jeremy Bridge completing the sale to Travelbag of all of the ordinary shares in BTW registered in his name. Travelbag was not obliged to complete the purchase of any of the shares unless the purchase of all the shares in BTW by Travelbag was completed simultaneously.

               The Agreement between Travelbag and Jeremy Bridge was more extensive than that between Travelbag and the other Vendors. Jeremy Bridge covenanted with Travelbag to keep confidential all information relating to the Agreement and not to use the trade names used by BTW at the time of Completion (as defined in the Agreement). He also agreed to indemnify Travelbag against all liabilities arising from or concerning two agreements reached between himself and two employees of BTW concerning the transfer of shares in BTW and was to use his best endeavours to procure the execution of such agreements on completion or shortly thereafter. Travelbag undertook to use its reasonable endeavours to release Jeremy Bridge and another Vendor from their respective obligations under certain guarantees which they had given with respect to various leases. None of the benefits of the obligations, warranties, indemnities and undertakings accepted or given under the Agreement between Jeremy Bridge and Travelbag were assignable without the prior written consent of the person obligated, save that, subject to certain conditions, Travelbag could assign to other members of the Travelbag Group.

        (b) An agreement dated 13 December 2001 between (1) the Covenantor (defined therein as Jeremy Bridge) and (2) Travelbag whereby the Covenantor agrees to indemnify Travelbag in relation to certain tax liabilities arising in BTW ("Tax Covenant"). The Tax Covenant also contains an indemnity under which Travelbag may, in limited circumstances, be liable to the Covenantor in relation to secondary tax liabilities which the Covenantor may suffer in connection with BTW.

13. Working Capital

ebookers is of the opinion that, having regard to the bank facilities available to the Enlarged Group and the net proceeds from the Placing, the Enlarged Group has sufficient working capital for its present requirements, that is, at least for the next 12 months from the date of this document.


14. Principal establishments

The Group conducts its activities from the principal establishments set out below.


Location                                 Size                Tenure
5th Floor, 25 Farringdon St. London,     11,800 sq ft.       Leasehold, 5 years
United Kingdom EC2A 4AB
34-42  Woburn Place, London,             5,600 sq ft.        Leasehold, 3 years
United Kingdom, WC1 0TA
Block 6/7, Irish Life Centre,            3,200 sq ft.        Leasehold 22 years
Lower Abbey St, Dublin 1, Ireland
34-36  Okhla Phase 3, New Delhi,         22,000 sq ft.       Leasehold 6 years, option
India, 110020                                                for 3 year extension

15. United Kingdom Taxation

15.1    United Kingdom Tax Considerations

        The statements set out below are intended only as a general guide to current UK tax law and practice. They are intended to apply only to holders of shares who are resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents). The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Ordinary Shares. Prospective purchasers of shares are advised to consult their own tax advisers concerning the consequences under UK law of the acquisition, ownership and disposition of shares. This summary is based upon UK law and UK Inland Revenue practice in effect as of the date of this document and which may be subject to change, perhaps with retroactive effect.

        The statements are not applicable to all categories of holders of Ordinary Shares, and in particular are not addressed to (i) holders who do not hold their shares as capital assets, (ii) holders of Ordinary Shares who own (or are deemed to own) 10 per cent. or more of the voting power of ebookers, (iii) special classes of holders of Ordinary Shares such as dealers in securities, broker-dealers, insurance companies and investment companies, (iv) holders who hold Ordinary Shares as part of hedging or conversion transactions, and (v) holders who hold Ordinary Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or otherwise).

15.2    Taxation of Dividends and Distributions


        ebookers will not be required to withhold tax at source when paying a dividend.

        An individual holder of Ordinary Shares who is resident in the United Kingdom (for tax purposes) and who receives a dividend from ebookers will be entitled to a tax credit which such holder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received.

        A United Kingdom resident individual holder of Ordinary Shares who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such holder's liability to income tax on the dividend. With limited exceptions (relating to shares held in individual savings accounts or personal equity plans prior to 5 April 2004), a United Kingdom resident individual holder of Ordinary Shares who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. The rate of income tax applied to UK company dividends received by UK resident individuals liable to income tax at the higher rate will be 32.5 per cent. In the case of a United Kingdom resident individual holder of shares who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the net cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

        United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by ebookers, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

        Tax credits on dividends paid by ebookers in respect of Ordinary Shares held in personal equity plans ("PEPs") or individual savings accounts ("ISAs") will be repayable on dividends paid on or before 5 April 2004.

        United Kingdom resident corporate holders of Ordinary Shares will generally not be subject to corporation tax on dividends paid by ebookers. Such holders of shares will not be able to claim repayment of tax credits attaching to dividends.

        Non-United Kingdom resident holders of shares will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by ebookers. A holder of Ordinary Shares resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A holder of Ordinary Shares who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from ebookers.

15.3    United Kingdom Taxation of Capital Gains

    (i)  UK resident shareholders

               A disposal of Ordinary Shares by a shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a gain (or loss) for the purposes of taxation of capital gains.

    (ii) Shareholders temporarily non-resident outside the United Kingdom

               A shareholder who is an individual and who is only temporarily non-resident outside the United Kingdom for tax purposes, may, under anti-avoidance legislation, still be liable to UK tax on any capital gain realised (subject to available exemptions or reliefs).


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    (iii)    Non-UK resident shareholders

               Shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of the disposal will not be liable to UK tax on capital gains realised on the disposal of their Ordinary Shares unless such Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or for the purpose of such branch or agency. Such shareholders may be subject to foreign taxation on any gain under local law.

15.4    United Kingdom Inheritance Tax

        The Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold shares bringing them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares through trust arrangements.

15.5    United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

        Holders of Ordinary Shares will be registered on the register of ebookers in the UK. Persons who are a "system member" of CREST (as defined in the CREST regulations) may elect to hold their shares through CREST for trading on the London Stock Exchange.

    (i)  Shares registered on the UK share register of ebookers

               Stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded to the next multiple of (L)5) is payable on an instrument transferring the Ordinary Shares. A charge to SDRT will also arise on an unconditional agreement to transfer the Ordinary Shares (at the rate of 0.5 per cent. of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring the Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances.

    (ii) Shares held through CREST

               Under the CREST system for paperless Ordinary Shares transfers, no stamp duty or SDRT will arise on a transfer of shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the amount or value of the consideration given) will arise. Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty.

        The statements in this United Kingdom Stamp Duty and SDRT paragraph summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates or may, although not primarily liable for the duty or tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

15.6    Individual Savings Accounts ("ISAs")

        The Ordinary Shares will be qualifying investments for the stocks and shares component of both a maxi-account and a mini-account under the current ISA regulations. No taxation will be chargeable on an account investor on any dividends, distributions or gains received in respect of the shares held through an ISA.

        The opportunity to invest in Ordinary Shares through an ISA is restricted to individuals. Individuals wishing to invest in Ordinary Shares through an ISA should contact their professional advisers regarding their eligibility. Such individuals may invest up to (L)7,000 for tax years to 2005-6 in Ordinary Shares through a maxi-account, and up to (L)3,000 in shares through a mini-account in any tax year. Individual investors contemplating investing in Ordinary Shares through an ISA should note that there is always a

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        risk that their current rights to hold such Ordinary Shares through an
        ISA may be prejudiced by future changes to the regulations which govern ISAs.

        Any person who is in any doubt as to his or her taxation position, or who is subject to tax in any jurisdiction other than the UK, should consult his or her professional advisers.

16. Significant Changes

16.1 Since 30 September 2002, being the date to which the ebookers Group's latest quarterly results (shown in Part II of this document) have been published, save as disclosed in paragraph 10 of Part I, there has been no significant change in the financial or trading position of the ebookers Group.

16.2 Save as disclosed in paragraph 10 of Part I, since 31 October 2002, being the date to which the Travelbag Group's Accountants' Report has been prepared, there has been no significant change in the financial or trading position of the Travelbag Group.

17. Litigation

17.1 No member of the ebookers Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the last twelve months, a significant effect on the ebookers Group's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened.

17.2 No member of the Travelbag Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the last twelve months, a significant effect on the Travelbag Group's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened.

18. Overseas Shareholders

18.1 If you are a Shareholder, you have been sent this document solely for the purpose of enabling you to vote at the EGM.

18.2 The New Ordinary Shares have not been and will not be, directly or indirectly, offered, sold, taken up, delivered, or transferred into the United States, Canada, South Africa, Australia, Japan or any other jurisdiction where it would be unlawful to do so. The New Ordinary Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any state of the United States or qualified for distribution under any of the relevant securities laws of Canada, South Africa, Australia or Japan, nor has any prospectus in relation to the New Ordinary Shares lodged with or registered by the Australian Securities Commission.

19. Consents

19.1 Ernst & Young has given and has not withdrawn its consent to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised the contents of Part V of this document which comprises its report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

19.2 Deloitte & Touche has given and has not withdrawn its consent to the inclusion in this document of the references to its name in the form and context in which it appears.

19.3 Evolution Beeson Gregory has given and has not withdrawn their written consent to the inclusion in this document of its name in the form and context in which it appears.

20. Miscellaneous

20.1 It is expected that the Ordinary Shares will be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange on 7 February 2003 and that dealings in the shares will commence at 8.00 am (London time) on 7 February 2003.

20.2 No person has been authorised to give any information or to make any representations other than those contained in this document or any supplementary particulars or announcement relating to the Acquisition or Placing which must be published or made by ebookers and, if given or made other than aforesaid, such information or representations must not be relied upon as having been authorised by ebookers, the Directors, Evolution Beeson Gregory or any of them. Neither the delivery of copies of this document nor any subscription or purchase made on the basis thereof shall, under any circumstances, constitute a representation or create any implication that the information contained therein is correct as at any time

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
        subsequent to the date of those documents. If circumstances change ebookers will publish supplementary listing particulars in connection with the Acquisition and Placing if required.

20.3 The Ordinary Shares are in registered form and are listed on the Official List of the UKLA and on NASDAQ. They will be capable of being held in certificated or uncertificated form.

20.4 Subject to ebookers' Memorandum and Articles, the Directors may determine that any class of shares may be held in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the applicable provisions of English law) or that shares of any class should cease to be held and transferred as aforesaid.

20.5 The total costs and expenses of, or incidental to, the Placing and Acquisition are estimated to be approximately (L)2.5 million (exclusive of VAT and exclusive of any stamp duty payable on the acquisition of Travelbag pursuant to the Acquisition but including a commission of 3 per cent. payable to Evolution Beeson Gregory on the proceeds of the Placing pursuant to the Placing Agreement).

20.6 Statutory accounts for ebookers for each of the three years ended 31 December 1999, 31 December 2000 and 31 December 2001 have been delivered to the Registrar of Companies in England and Wales.

        The auditors of ebookers, Deloitte & Touche, Chartered Accountants and Registered Auditors, whose address is 180 Strand, London WC2R 1BL, have audited the consolidated financial statements of ebookers for the three years ended 31 December 1999, 2000 and 2001.

20.7 Based on the closing middle market price of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the business day prior to the announcement of the Acquisition and Placing on 20 January 2003 of 350p, the price at which the Placing and Consideration Shares are to be issued, represents a premium of 336p to the nominal value of an Ordinary Share (calculated on the assumption that the price per Consideration Share is the Placing Price). This amount is to be paid in cash. The aggregate nominal value of the New Ordinary Shares is (L)1,724,637.46.

20.8 The New Ordinary Shares are not being marketed or made available to the public in whole or in part other than in connection with the Placing or the Acquisition.

21. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on any day (Saturday, Sundays and public holidays excepted) at the registered office of ebookers and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ from the date of this document up to and until the conclusion of the Extraordinary General Meeting:

        (a)    the Memorandum and Articles of Association of ebookers;

        (b) the audited consolidated financial statements of the Group for the two financial years ended 31 December 2000 and 31 December 2001 respectively;

        (c)    the accountants' report set out in Part IV of this document;

        (d) the Directors' service agreements and letters of appointment referred to in paragraph 7 of this Part VI;

        (e)    the material contracts referred to in paragraph 12 of this
               Part VI;

        (f)    the letters of consent referred to in paragraph 19 of this
               Part VI;

        (g)    the rules of the ebookers Share Option Schemes;

        (h) the irrevocable undertakings referred to in paragraph 12.1(d) of this Part VI of this document; and

        (i)    statement of adjustment

Dated:  21 January 2003


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                    NOTICE OF EXTRAORDINARY GENERAL MEETING
                                  EBOOKERS PLC


NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Linklaters, One Silk Street, London EC2Y 8HQ on 6 February 2003 at 9.00 am for the purpose of considering and, if thought fit, passing the following Resolutions which will be proposed as Ordinary Resolutions.


                              ORDINARY RESOLUTIONS


That the proposed acquisition by the Company of the entire issued share capital of Travelbag Holdings Limited (the "Acquisition") on the terms and subject to the conditions of, and for the consideration specified in, the share purchase agreement dated 20 February 2003 and made between Travelbag and the Company (a copy of which has been produced to the meeting and initialled by the Chairman of the Meeting for the purposes of identification) be and is hereby approved and that the Directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to take all such steps and to execute all documents and deeds as may be necessary or appropriate in relation thereto and to complete the same in accordance with its terms with such modifications, variations, revisions, waivers or amendments which are of a non-material nature as the Directors of the Company or any such committee may deem necessary, expedient or appropriate.

That the authorised share capital of the Company be and is hereby increased from (L)9,999,999.80 to (L)14,636,189.54 by the creation of 33,115,641 new ordinary shares of 14p each to rank pari passu in all respects with the existing ordinary shares of 14p each in the Company; and


That, in addition to, distinct from, and without prejudice to all existing authorities conferred on the Directors pursuant to section 80 of the Companies Act 1985 (the "Act"), the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Act to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of (L)996,660.10 in connection with the Acquisition as defined in resolution (1) above and described in the circular dated 21 January 2003 (a copy of which document is produced to the meeting and signed for identification purposes by the Chairman of the Meeting) such authority to expire on the date of the Annual General Meeting of the Company to be held in 2008 or, if earlier, 6 February 2008. The Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot any relevant securities pursuant to such offer or agreement as if such authority had not expired. For the purposes of this resolution, words and expressions defined in or for the purposes of the said section shall bear the same meanings herein.


Registered No: 03818962

Registered Office:

5th Floor                                                 By Order of the Board
Fleetway House                                                    Helen O'Byrne
25 Farringdon Street                                          Company Secretary
London EC4A 4AB

                                                          Date: 21 January 2003

Notes:

1. A member who is entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his or her behalf. Such a proxy need not also be a member of the Company.

2. A Form of Proxy for use by Shareholders is enclosed. Completion and return of a Form of Proxy will not prevent a Shareholder from attending the meeting and voting in person.

3. To be valid, a Form of Proxy and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority) must be lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, no later than
    9.00 am on 4 February 2003.

4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting, and the number of votes which may be cast at the meeting, will be determined by reference to the Company's register of members at 9.00 am on 4 February 2003 or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (as the case may be).


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  January 22 2003                              /s/ Helen O'Byrne
                                                     -------------------------
                                                     Helen O'Byrne
                                                     Company Secretary